

Открытое Акционерное Общество
РОСТОВСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «РОСТОВЭНЕРГО»)

344002, г.Ростов-на-Дону, ул.Большая Садовая,49
Коммутатор 240-20-05, 299-98-87
Факс 240-55-08,244-13-01, 238-51-66
Телетайп 123785 AMPER KU Телекс 123057 BL OK KU
Кор/счет 30101810100000000762
в ОАО «КБ Центр-Инвест» г.Ростов-на-Дону
БИК 046015762, ИНН 6164102637 КПП 616401001
ОКОНХ 11100, 19900, ОКПО 00104024

26.01.2006г. N 06/8-481/230

На N





SUPPL

To: Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. Y.
Washington, D. C. 20549

From: JSC "Rostovenergo"
Rostov-on-Don, Russia

Exemption No.: 82 – 4839

Dear Sirs,

in connection with Rostovenergo's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed find **Quarter Report of JSC "Rostovenergo", Quarter III of 2005**.

Sincerely,

L. Vershinin
Acting as Director General

dw 2/15

QUARTER REPORT

Joint-Stock Company "Rostov Joint-Stock Company of Power and Electrification"

Code of the Emitter: 00125 - A

The 3rd Quarter, 2005

Location: 49, Bolshaya Sadovaya str., Rostov-on-Don, 344002, Russia

Data of this report should be published according to
the Russian Federation security laws.

General Director
"3", November, 2005



F. A. Kushnarev

Chief accountant
"3", November, 2005



L. N. Larkova

Contact to: Chief expert of Security and Capital Management Department
Galina G. Kononenko
(position, full name of the contact person)
Phone: **+7 (863) 238 51 08**
(phone number of the contact person)
Fax: **+7 (863) 238 53 66, 240 55 08**
(fax number of the company)
E-mail: **ocb1@rosten.elektra.ru**
(e-mail address of the contact person)
Internet page containing the data of this Quarter Report: **www.rao-ees.ru/rosten**

Contents

Introduction

This quarter report contains estimations and forecasts of the authorized managerial bodies of the Emitter concerning to the future events and \ or actions, prospects of development of branch of economy in which the Emitter carries out primary activity, and results of activity of the Emitter, including plans of the Emitter, probability of approach of the certain events and fulfillment of the certain actions. Investors should not rely on estimations and forecasts of controls of the Emitter as actual results of activity of the Emitter in the future can differ from predicted results for many reasons completely. Purchase of securities of the Emitter is connected to the risks described in the present quarterly report.

A. The full company name and the abbreviated name of the Emitter
Joint-stock company "Rostov joint-stock company of power and electrification" (JSC "Rostovenergo")
B. The location, mailing address of the Emitter
Location: ***Rostov-on-Don***
Mailing address: ***49, Bolshaya Sadovaya str., Rostov-on-Don, Russia, 344002***
C. The data on securities of the Emitter
Data on shares of the Emitter.

Shares common nominal paperless 1 issue
*Nominal value 1 ruble – **3,128,764,676 pieces.***

Shares privileged nominal paperless 1 issue
Nominal value 1 ruble - 925,737,256 ***pieces.***

1. Brief data on the persons included to managerial bodies of the Emitter, data on bank accounts, on the auditor, the appraiser and on the financial adviser of the Emitter, and on other persons also who have signed the quarterly report

1.1. Persons included to managerial bodies of the Emitter

1.1.1. Members of Board of Directors (supervisory council) of the Emitter.

New structure of Board of Directors of JSC "Rostovenergo" is elected by the decision of annual general meeting of shareholders 31.05.05.
The Board of Directors consists of 10 people now.

Chairman of the Board of Directors
Obukhov Pavel Andreevich Year of birth: ***1958***

Members of Board of Directors

1. ***Akhanov Dmitriy Sergeevich*** Year of birth: ***1975***
2. ***Burnashev DmitriyAlexandrovich*** Year of birth: ***1964***
3. ***Gluschenko Aleksey Dmitrievich*** Year of birth: ***1974***
4. ***Yeremeyev Maxim Aleksandrovich*** Year of birth: ***1974***
5. ***Kushnarev Feodor Andreevich*** Year of birth: ***1944***
6. ***Kolesnikov Anton Sergeevich*** Year of birth: ***1980***
7. ***Nepsha Valery Vasiljevich*** Year of birth: ***1976***
8. ***Tuzhilin Alexey Eljeevich*** Year of birth: ***1968***
9. ***Kharchilava Khvicha Patayevich*** Year of birth: ***1972***

1.1.2. Individual and joint managerial bodies of the Emitter and officials of the managing Emitter:

Structure of Board of JSC "Rostovenergo".

1. ***Kushnarev Feodor Andreevich*** Year of birth: ***1944***
2. [illegible] Year of birth: ***1948***

5. Larkova Larissa Nokolayevna	Year of birth: ***1961***
6. Fedorov Nikolay Vladimirovich	Year of birth: ***1960***
7. Mihajlovsky Vladimir Vladimirovich	Year of birth: ***1944***
8. Golubchik Sergey Valerjevich	Year of birth: ***1972***

The person, who carries out functions of an individual executive body of the Emitter: *Kushnarev Feodor Andreevich.*

1.2. Data on bank accounts of the Emitter

1. *Name of Bank: Joint-stock Company* **«Commercheskiy Bank Tsentr-Invest» (JSC "CB Tsentr-Invest")**

Mailing Address:	62, Sokolov's av., Rostov-on-Don
БИК	046015762
INN	6163011391
Settlement account	40702810400000006698
Correspondent account	30101810100000000762
Type of the account	settlement

2. *Name of Bank:* **Branch of Vneshtorgbank, Rostov-on-Don**

Mailing Address:	119/80, Suvorov's str., Rostov-on-Don
БИК	046015999
INN	7702070139
Settlement account	40702810430000002554, 40702810830000002468
Correspondent account	30101810300000000999
Type of the account	settlement

3. *Name of Bank:* **Branch of Gazprombank, Rostov-on-Don**

Mailing Address:	20, Voroshilovsky's av., Rostov-on-Don
БИК	046015968
INN	7736011540
Settlement account	40207810000000000351
Correspondent account	30101810700000000968
Type of the account	settlement

4. *Name of Bank:* **Additional office of Joint-stock Company «Commercheskiy Bank Tsentr-Invest», Millerovo, (Add. Office JSC «CB Tsentr-Invest»)**

Mailing Address:	11, Ch. Marks str., Millerovo
БИК	046015762
INN	6163011391
Settlement account	40702810000000006357
Correspondent account	30101810100000000762
Type of the account	settlement

5. *Name of Bank:* **Additional office of Joint-stock Company «Commercheskiy Bank Tsentr-Invest», Kamensk-Shakhtinskiy, (Add. Office JSC «CB Tsentr-Invest»)**

Mailing address:	48, Zhadenko str., Kamensk-Shakhtinskiy
БИК	046015762
INN	6163011391
Settlement account	40702810900000006363, 40702810300000006727
Correspondent account	30101810100000000762
Type of the account	settlement

6. *Name of Bank:* **Branch of Sberbank № 1801 in Kamensk-Shakhtinskiy**

Mailing address:	49, Lenin's str., Kamensk-Shakhtinskiy
БИК	046015602
INN	7707083893
Settlement account	40702810552030100826
Correspondent account	30101810600000000602
Type of the account	settlement

7. *Name of Bank:* **Branch № 6 of Joint-stock Company «Commercheskiy Bank Tsentr-Invest», Azov,**

INN	6163011391
Settlement account	40702810400600000285
Correspondent account	30101810100000000762
Type of the account	settlement

8. *Name of Bank:* **Additional office of Joint-stock Company «Commercheskiy Bank Tsentr-Invest», Tsymlyansk, (Add. Office JSC «CB Tsentr-Invest»)**

Почтовый адрес банка:	22, Grishin's str., Tsymlyansk
БИК	046015762
INN	6163011391
Settlement account	40702810601100000102, 40702810300000006730, 40702810001100000142
Correspondent account	30101810100000000762
Type of the account	settlement

9. *Name of Bank: Joint-stock Company* **«Commercheskiy Bank Tsentr-Invest» (JSC "CB Tsentr-Invest")**

Mailing address: 62, Sokolov's av., Rostov-on-Don

БИК	046015762
INN	6163011391
Settlement account	40702810500000006352, 40702810900000006729, 40702810300000006811
Correspondent account	30101810100000000762
Type of the account	settlement

10. **Additional office of Joint-stock Company «Commercheskiy Bank Tsentr-Invest», Salsk, (Add. Office JSC «CB Tsentr-Invest»)**

Mailing address:	13, Svobody str., Salsk
БИК	046015762
INN	6163011391
Settlement account	40702810600000006731
Correspondent account	30101810100000000762
Type of the account	settlement

1.3. Data on the auditor of the Emitter

On 31.05.05, the decision of annual general shareholders' meeting of JSC "Rostovenergo" authorizes the new auditor.
Name: **Private Joint-Stock Company *"BDO Unicon"***
(JSC "BDO Unicon")
Location: ***Moscow***
INN: ***7716021332***
Mailing Address: **125, Varshavskoe shosse, Moscow,** 117545
Tel.: ***(095)319-72-90, 319-56-90.*** Fax: ***(095) 319*-59-09**.
E-mail: *reception@bdo.ru*

The data on the license of the auditor:
License number: *E000547* Date of issue: ***25.06.2002***
The body which gave out the license: ***the Ministry of Finance of the Russian Federation***
Validity: ***till 06.08.2007***
The nominee of the auditor is authorized by Board of Directors.

In connection with that the present auditor was elected during the next annual shareholders' meeting on 31.06.2005, no independent check of book keeping **was carried out**.
The order and terms of drawing up of conclusion on results of financial and economic activity checking of the Society are determined by laws of the Russian Federation and by internal documents of the Company.

The essential interests connecting the auditor (officials of the auditor) with the Emitter (officials of the Emitter) **are not present.**

The share of participation of the auditor (officials of the auditor) in authorized capital (co-op share fund) of the Emitter **is not present.**

Emitter **does not give** loan proceeds to the auditor (officials of the auditor).

The sum of compensation to the auditor is determined by the contract authorized by Board of Directors of Company.

Deferred and failing payments for services the auditor has rendered **are not present.**

1.4. Data on the appraiser of the Emitter

In accounting quarter the appraiser **was not involved**.

1.5. Data on advisers of the Emitter

On the date the accounting quarter was closed JSC "Rostovenergo" had not released securities; the financial adviser was not involved.

1.6. Data on the persons who have signed the quarter report

See section 5.2. The information on persons included to managerial bodies of the Emitter
Structure of Board .... 1. Kushnarev F.A.,
... 5. Larkova L.N.

2. The basic information on the financial and economic state of the Emitter

2.1. Parameters of financial and economic activity of the Emitter

Parameter	Accounting period	The similar period of the last year
Cost of pure actives of the Emitter, thousand rubles	5036125	10891644
The relation of the involved means sum to the capital and reserves, %	15,58	8,87
The relation of current liabilities sum to the capital and reserves, %	13,5	7,44
Covering of payments on service of duties, thousand rubles.	-	-
Level of the delayed debts, %	-	-
Debt receivable turning round, times	4,07	9,21
Share of dividends in the profit, %	-	-
Labour productivity, ruble per person	300960	626707
Amortization to volume proceeds, %	-	-

Cost of pure actives in the accounting period, in comparison with the similar period of the last year, has decreased. It is

companies: JSC «Rostov Generating Company», JSC «Power sale Rostovenergo», JSC «Managing Company Rostovenergo», JSC «Main network company Rostovenergo» with corresponding reduction of quantity of branches.
As a result of above-stated, average number and the proceeds has decreased in the accounting period that was reflected in labor productivity.

2.2. Market capitalization of the Emitter.

The settlement period	The price for 10 largest transactions	Quantity of Shares	Capitalization, USD
December, 2000	0,01329	АО-3 128 764 676 АП- 925 737 256	41 581 283
December, 2001	No transactions	АО-3 128 764 676 АП- 925 737 256	58 493 814
December, 2002	0,01668	АО-3 128 764 676 АП- 925 737 256	52 187 795
December, 2003	No transactions	АО-3 128 764 676 АП- 925 737 256	103 805 812
December, 2004	No transactions	АО-3 128 764 676 АП- 925 737 256	159 022 063
September, 2005	No transactions	АО-3 128 764 676 АП- 925 737 256	99 927 087

Data on market capitalization of the Company are resulted according to calculations of Stock exchange of RTS

2.3. Emitter's obligations

2.3.1. Accounts payable

Structure of accounts payable as of the end of accounting quarter

Name of account payable	Term of payment approach	
	Till one year	More than one year
Accounts payable to suppliers and contractors, thousand rubles	311529	0
Including delayed, thousand rubles	0	X
Accounts payable to the personnel of the organization, thousand rubles	42716	0
Including delayed, thousand rubles	0	X
Accounts payable to the budget and the state inappropriate funds, thousand rubles	71030	0
Including delayed, thousand rubles	0	X
Credits, thousand rubles	0	
Including delayed, thousand rubles	0	X
Loans, everything, thousand rubles	0	0
Including delayed, thousand rubles	0	X
Including bonded loans, thousand rubles	0	0
Including delayed bonded loans, thousand	0	X

Other accounts payable, thousand rubles	78828	0
Including delayed, rubles	0	X
Total, thousand rubles	514696	0
Including total delayed, thousand rubles	0	X

In structure of accounts payable, there are **no** large creditors whose share would exceed not less than 10 percent from the total sum of accounts payable.

2.3.2. Credit history of the Emitter

Credit contracts and contracts of loan being actual within 5 last years, as well as for the date of accounting quarter closed, with the sum of the basic debt, making 5 and more percent from the **balance cost asset of JSC "Rostovenergo" were not concluded.**

2.3.3. Emitter's obligations in the maintenance given to the third parties

Data on this item are calculated on the basis of the information of values presence which are taken into account on out-balance accounts (lines 950, 960 of account).
On the date of accounting quarter was closed the total sum of obligations of JSC "Rostovenergo" has amounted:
Maintenance of bonds and payments received (line 950) - 0
Maintenance of bonds and payments given (line 960) - 0
Obligations in the maintenance given in the accounting period which make 5 and more percent from the balance cost asset of JSC "Rostovenergo" **are not present.**

2.3.4. Other Emitter's obligations

Agreements, including forward business, not reflected in the balance sheet **are not present.**

2.4. The purposes of issue and direction of draft the funds received as a result of accommodation of the issue securities

In accounting quarter the issue of securities **was not carried out**.

2.5. The risks connected to purchase of placed issue securities

2.5.1. Branch risks

To the major factors of risk accepted in calculation at strategic and tactical planning of activity of joint-stock company, concern:

- Presence of independent power salers (companies JSC " Vostok ", ISC " Nizhnovatomenergosbyt", LC "Donenergoatomsbyt") and the entering of consumers of the electric power the Federal Wholesale Electric Power Market what results in decrease of the electric power sales. In particular, on a pessimistic alternative forecast of requirement for the electric power, sales of the electric power can decrease from 9717.3 million kWh, in 2004, up to 5322.7 million kWh, in 2009.

- Wholesale buyers-resellers presence in the region, in particular SE "Donenergo" which share in the electric power sales exceeds 40 %. The policy which is carried out by the Regional Commission of Power (RCP) in the Rostov area, this polity of preferential tariff regulation in relation of SE "Donenergo" leads to the growth of cross subsidizing for other consumers of the retail market of the electric power in the sum of 577.1 million rubles or for 0.1087 ruble per kWh

- Proceeding within 2004 RCP of the Rostov area policy of artificial tariffs understating for electric power,

In this connection, the Society carries out negotiations with the Administration of the Rostov region to liquidate preferential tariffs for wholesale buyers-resellers of the electric power with a view of decrease in cross subsidizing and, by that, decrease in motivation of consumers' entering Federal Wholesale Electric Power Market.

2.5.2. Country and regional risks

JSC "Rostovenergo" is the company registered in the territory of the Russian Federation. Therefore material effect on its activity both the general changes in the state, and the way the region develops render.

In Russia, last several years were spent in the state of political stabilization that creates a favorable climate for investment in the domestic industry and reduces political risks connected with our country.

Primary activity of JSC "Rostovenergo" is carried out in the territory of the Rostov region. Economic circumstances recently has improved appreciably both in Russia, and in the region. The region is not subjected to natural disasters and is, as of today, rather quiet one. The company is the largest in the region, it works stably developing the electric power. Material effect instability in the Northern Caucasus can render on operation of the company.

2.5.3. Financial risks

JSC "Rostovenergo" is not subjected to the risks arising because of change of interest rates, the exchange rate of foreign currencies. Operation of the company is not connected to import of raw material and export of the electric power, that's why all calculations are carried out in rubles and adjusted by tariffs. The risk of obligations default for credits and loans is absent.

2.5.4. Legal risks

The foreign market is absent in operation of the company, therefore change of an exchange control, as well as of customs supervision rules and duties cannot influence essentially the activity JSC "Rostovenergo".

2.5.5. The risks connected to the Emitter activity

In connection with that JSC "Rostovenergo" does not participate in litigations, risks which can influence operation of the company - **are not present.**

The risks connected to the probable responsibility of the Emitter on duties of the third parties are insignificant because of insignificance of volume of the given maintenance.

3. The detailed information on the Emitter

3.1. History of creation and development of the Emitter

3.1.1. The data on the company name of the Emitter

Joint-stock company of open type "Rostov joint-stock company of power and electrification" (joint-stock company "Rostovenergo")

In effect since: *13.04.1993*

Open joint-stock company "Rostov joint-stock company of power and electrification" (JSC "Rostovenergo")

In effect since: *30.10.1996*

3.1.2. Data on the state registration of the Emitter

Date of the state registration of the Emitter: ***12.05.1993***

Number of the certificate on the state registration (other document confirming the state registration of the Emitter): ***1147 issue AO-PП***

The body which has carried out the state registration: ***Registration chamber of the Rostov city Council of People's***

The main state registration number of the legal person: **1026103296240**
Statement date: **20.12.2002**
Number of the certificate on the state registration of the legal person:
A issue 61 N 003467401
The name of recording body: ***Inspection of the Ministry of Taxes and Tax Collection of Russia for Lenin's district of Rostov-on-Don***

3.1.3. Data on creation and development of the Emitter

On April, 20, 1921, the Decision of Board of Electrodepartment of Donsovnarkhoz ratified the uniform management for all Rostov and Nakhichevan power plants and Regulation about the Works management of power plants "DONHPP"; since June, 1921, all power stations of the region were handed to "DONHPP" conducting. Daily, output of all generating sources made 26,726 kWh, number of the personnel - 733 persons.
For the 84-years history of existence of a power supply system, the following power station entered operation: Shakhtinskaya HPP called after Artem (1929), from HPP-1 the first turn of central heating of Rostov-on-Don (1933), Tsymlaynskaya HPP (1952), Nesvetay HPP (1957), the Volgodonsk TPP-1 (1958), Power unit N1 of Novocherkassk HPP (1965), Power unit N8 of Novocherkassk HPP (1972), 1 turn of the Rostov TPP-2 (1974), Power unit N1 of Volgodonsk TPP-2 (1977), Kamensk TPP is restored (1944).

In the 70th, construction of new substations, development of 110-220 kW network and a distributive rural network was conducted actively.
In the 80th, construction of 500 kW air-lines "Tikhoretsk-Volgodonsk" (293 km), "Volgodonsk - Shakhty" (170 km.), and of "Shakhty - Krasnodon" (87 km.) was conducted.
In 1993, Joint-stock company "Rostovenergo" with an authorized capital - 1663260 rubles was established.

By 2001, the number of the personnel amounted 15,341 person, with the resulted capacity – 4,776 MW, quantity of branches - 27.
In 2003, 100 % affiliated joint-stock companies are registered within the framework of reforming the power supply system on the base of subsidiaries, health resorts and service enterprises:

- JSC "Boarding house Luchezarny",
- JSC "Resting House Energetic",
- JSC "Subsidiary Markinskoe",
- JSC "Subsidiary Sokolovskoe",
- JSC "Subsidiary called after Grechko",
- JSC "Rostovenegronaladka",
- JSC "ERP Rostovskoe",
- JSC "Rostovenergoavtrans",
- JSC "Energospetsremont".

In 2004, the Extraordinary general meeting of shareholders of JSC "Rostovenergo" made the decision to reorganize the Company in the form of allocation of:

JSC "Rostov generating company",
JSC "Managing Company Rostovenergo",
JSC "Power sale Rostovenergo",
JSC "Main network company Rostovenergo".

Now, the power supply system "Rostovenergo" enters JES of the Northern Caucasus and provides power supply of consumers of the Rostov region which area makes 100.8 thousand square kilometers, with population of 4.4 million people. The System occupies the central position in the south of Russia, borders on Ukraine and the Northern Caucasus; it is connected to the Krasnodar and the Kalmyk power supply systems of the Electric power pool of Northern Caucasus, Voronezh and Volgograd power supply systems JES of the Center.

Electric energy transfer from power plants to consumers, service of high-voltage and distributive networks, cable lines, as well as of transformer and distributive substations are provided with 8 enterprises of electric networks:

- Central electric networks;
- Western electric networks;
- Southern electric networks;
- East electric networks;
- Southwest electric networks;
- Southeast electric networks;

Kinds of activity: ***Manufacturing of electric energy, its transportation, management of operating modes of the power supply system, maintenance of high reliability of the power supply of consumers.***

3.1.4. The contact information

Location: ***Rostov-on-Don***
Mailing address: ***49, Bolshaya Sadovaya str., Rostov-on-Don, 344002***
Division of the Emitter on work with shareholders and investors: **the Department of Securities and capital management.**
Phone ***(863) 238 51 08.*** Fax: ***(863) 238 53 66, 238 51 66***
E-mail: *ocb1@rosten.elektra.ru*
The address of Internet page where the information of the present quarterly report is open: **www.rao-ees.ru/rosten**

3.1.5. Identity number of the tax bearer

6164102637

3.1.6. Branches and representations of the Emitter

Name: ***Central electric networks***
Location: ***Rostov-on-Don***
Mailing address: ***9, Futbolnaya str., Rostov-on-Don, 344039***
The head: ***Belousov Alexander Gennadjevich***
Opening date: ***13.04.1993***
Validity of attorney power: ***31.12.2005***

Name: ***Western electric networks***
Location: ***Shakhty, the Rostov region.***
Mailing address: ***63, Revolution's Victory str., Shakhty, 346500***
The head: ***Rybnikov Alexey Svjatoslavovich***
Opening date: ***13.04.1993***
Validity of attorney power: ***31.12.2005***

Name: ***East electric networks***
Location: ***Tsymlyansk, the Rostov region.***
Mailing address: ***22, Grishin's str., Tsymlyansk, 347320***
The head: ***Makhorin Vitaly Arturovich***
Opening date: ***13.04.1993***
Validity of attorney power:: ***31.12.2005***

Name: ***Southern electric networks***
Location: ***Azov, the Rostov region.***
Mailing address: ***5, Liteyny lane, Azov, 346740***
The head: ***Lysenko Vyacheslav Mitrofanovich***
Opening date: ***13.04.1993***
Validity of attorney power: ***31.12.2005***

Name: ***Southwest electric networks***
Location: ***Taganrog, the Rostov region.***
Mailing address: ***144, Dzerzhinsky's str., Tganrog, 347931***
The head: ***Lagunov Victor Valentinovich***
Opening date: ***13.04.1993***
Validity of attorney power: ***31.12.2005***

The head: ***Gerasimov Vladimir Vasiljevich***
Opening date: ***13.04.1993***
Validity of attorney power: ***31.12.2005***

Name: ***Northern electric networks***
Location: ***г. Миллерово the Rostov region.***
Mailing address: ***34, Artilleriyskaya str., Millerovo, 346100***
The head: ***Zorenko Ivan Jakovlevich***
Opening date: ***13.04.1993***
Validity of attorney power: ***31.12.2005***

Name: ***Southeast electric networks***
Location: ***Salsk, the Rostov region.***
Mailing address: ***18, Skurdy str., Salsk, 347600***
The head: ***Poltev Gennady Ivanovich***
Opening date: ***13.04.1993***
Validity of attorney power: ***31.12.2005***

3.2. The basic, economic activities of the Emitter

3.2.1. A branch accessory of the Emitter

Codes on ОКВЭД:
40.10.412, 40.10.11, 40.10.2, 74.14, 40.30.2, 51.21.5, 45.31, 45.25.4, 01.21, 01.11.2, 40.10.12.

3.2.2. The basic, economic activities of the Emitter

The basic, economic activities of the Emitter are manufacturing and realization of electric power.
The kinds of activity with a seasonal nature **are absent.**

3.2.3. The basic kinds of production (works, services)

In the table kinds of production (works, services) are resulted, which provided not less than 10 percent of amount of realization (proceeds) of the Emitter as for the date the accounting period closed.

Electric power

Parameter	As for the date the accounting period closed
Receipt of production amount (works, services), thousand rubles	2,289,602
Share from total amount of proceeds, %	85.1

Below listed the composition of costs of the Emitter on manufacturing and sale of each kind of production (works, services), which amounts not less than 10 percent of total amount of the production (works, services) receipt under specified articles in percentage of the general cost price.

The cost price of the electric power

Article of expenses	As for the date the accounting period closed
Raw material and materials, %	8,5
The got completing products, semifinished items, %	-
Works and the services of industrial character executed by the	6,16

Expenses for a payment, %	30,0
Percent under credits, %	-
Rent, %	0,9
Deductions for social needs, %	6,17
Amortization of fixed assets, %	14,1
The taxes included to product cost, %	0,2
Other expenses (to explain), % Technical losses, % Obligatory insurance payments, %	33,47 29,2 1,4
Total: expenses for manufacturing and sale of production (works, services) (cost price), %	100
Reference: the production (works, services) receipt, % to the cost price	124,0

3.2.4. Raw material (materials) and suppliers of the Emitter

In the basic, economic activities of the enterprise natural gas is used.
Suppliers of JSC "Rostovenergo":
JSC "Rostovregiongas" - 100 %, 20/17, Voroshilovsky av., Rostov-on-Don, 344022

3.2.5. Commodity markets of the Emitter's production (works, services)

Realization of the electric power is carried out by the company in one direction - in the internal Russian market. In the Russian market the great amount of the electric power is delivered to the Rostov region. Export deliveries of production **are absent. There are no** consumers of the electric power who's share exceeds 10 % of general proceeds of JSC "Rostovenergo".

3.2.6. Data on licenses the Emitter possesses

The license:
Number: ***ЭЭ-00-005158 (Э)***
Date of issue: ***04.04.2005***
Validity: ***till 04.04.2010***
The body gave out the license: ***Federal service on ecological, technological and nuclear supervision.***
Kinds of activity: ***operation of electric networks (reception, transfer and distribution of electric energy; maintenance service and repair of electric networks).***

3.2.7. Joint activity of the Emitter

Joint activity of the Emitter is absent.
The affiliated companies of the Emitter created with attraction of investments of the third parties for achievement of definite purposes **are not present**.

3.3. Plans of the future activity of the Emitter

Under conditions of the limited investment resources, the main thing on the nearest 5 years is maximum preservation of working power stations and boiler-houses in work by their modernization and reconstruction of the equipment which has used its resource off. Thus maximum introduction of new highly effective "know-how" of electric energy determined to be the mainstream.

The basic directions of electric power industry in the Rostov region for the following period of 2006 - 2010 will be developed in 2005 by "Uzhenergosetproekt" according to the «Circuit of development of the Rostov power supply system for 2006 - 2010 with prospect till 2015».

Branch JSC «Southern engineering center of power» "Uzhenergosetproekt" in 2005 finished development of the «Circuits of Development JES of the Northern Caucasus for the period till 2020» which predicts the following sizes of a power consumption in JSC "Rostovenergo":

Name	Unit of measurement	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
E year	Billion kWh	14,36	14,37	14,13	14,69	14,91	15,14	15,47	15,83	16,19	16,56
P мах	Million kWh	2,471	2,648	2,463	2,551	2,581	2,612	2,659	2,716	2,768	2,830

Thus growth of power consumption till 2006 will make 1.5 %, and during the period till 2010 - 2,5%.

3.4. Participation of the Emitter in industrial, bank and financial groups, holdings, concerns and associations

The organization: ***Russian JSC "UES of Russia"***
Role and functions of the Emitter in the organization: ***affiliated company***

5. Affiliated and dependent companies of the Emitter

In the present section of the report the list of affiliated and dependent societies of JSC "Rostovenergo" is resulted.
These companies are admitted to be affiliated and dependent according to CC the Russian Federation (part 1, paragraphs 105, 106) and FL "About joint-stock companies" (paragraph 6).

The full and reduced company's names, the location: ***JSC «Subsidiary agricultural Markinskoe» (JSC « SA Markinskoe »); s. Markinskoe, Tsymlyansky district, Rostov region, 347310***
The only founder - ***JSC "Rostovenergo"***
Share of the Emitter in the authorized capital: ***100 %.***
Share of voting shares: **100 %.**
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**
Personal structure of the Board of Directors (supervisory council) of the commercial organization:
Fedorov Nikolay Vladimirovich, does not own any shares of the company, chairman of the Board,
Lupinos Vasily Mihajlovich, does not own shares of the company,
Larkova Larissa Nickolaevna, does not own shares of the company,
Ajrapetjan Armand Mushegovich, does not own shares of the company,
Nekipelov Jury Borisovich, does not own shares of the company.
Personal structure of the joint executive body (board, managerial body) of the commercial organization: **the Joint executive body is not stipulated by the Charter.**
The person who is carrying out functions of the individual executive body of the commercial organization: **the General Director - Lupinos Vasily Mihajlovich, does not own shares of the company.**

The full and reduced company names, the location: ***JSC "Subsidiary agricultural called after A.A.Grechko" (JSC "SA called after A.A.Grechko"); 21, Teatralnaya str., s. Kuybyshevo, Kuybyshevsky district, Rostov region, 346826***
The only founder - ***JSC "Rostovenergo"***
Share of the Emitter in the authorized capital: ***100 %.***
Share of voting shares: ***100 %.***
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**
Personal structure of the Board of Directors (supervisory council) of the commercial organization:
Tolmachyov Jury Grigorjevich, does not own any shares of the company, chairman of the Board,
***Tsyba Paul Mihajlovich*, does not own any shares of the company,**

Personal structure of the joint executive body (board, managerial body) of the commercial organization: **the Joint executive body is not stipulated by the Charter.**
The person who is carrying out functions of the individual executive body of the commercial organization: **the General Director -** ***Tsyba Pavel Mihajlovich*****, does not own any shares of the company.**

The full and reduced company names, the location: ***JSC «Subsidiary agriculture Sokolovskoe » (JSC «SA Соколовское»); 50 Kurskaya str., s. Sokolovo-Kundryuchensky, Novoshakhtinsk, Rostov region, 346930***
The only founder - ***JSC "Rostovenergo"***
Share of the Emitter in the authorized capital: ***100*** **%.**
Share of voting shares: ***100*** **%.**
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**
Personal structure of the Board of Directors (supervisory council) of the commercial organization:
Block Andrey Jurjevich, does not own any shares of the company, chairman of the Board,
Zdorovets Vladimir Viktorovich, does not own any shares of the company,
Khomutova Larissa Anatolevna, does not own any shares of the company,
Nekipelov Jury Borisovich, does not own any shares of the company,
Kostyleva Valentine Ivanovna, does not own any shares of the company.
Personal structure of the joint executive body (board, managerial body) of the commercial organization: **the Joint executive body is not stipulated by the Charter.**
The person who is carrying out functions of the individual executive body of the commercial organization: **the Acting as General Director -** ***Vukolov Vyacheslav Konstantinovich*****, does not own any shares of the company.**

The full and reduced company names, the location: ***JSC «Resting House Energetic» (JSC «Resting House Energetic»), s. Shepsi, Tuapse district, Krasnodar Territory,*** 352818
The only founder - ***JSC "Rostovenergo"***
Share of the Emitter in the authorized capital: *82.87* **%.**
Share of voting shares: *82.87* **%.**
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**
Personal structure of board of directors (supervisory council) of the commercial organization:
Kovalev Vladimir Stepanovich, does not own any shares of the company, chairman of the Board,
Kirpa Vasily Petrovich, does not own any shares of the company,
Golubchik Sergey Valerjevich, does not own any shares of the company,
Anishchenko Tatyana Aleksandrovna, does not own any shares of the company,
Orlov Alexander Konstantinovich, does not own any shares of the company.
Personal structure of the joint executive body (board, managerial body) of the commercial organization: **the Joint executive body is not stipulated by the Charter.**
The person who is carrying out functions of the individual executive body of the commercial organization: **the Director General -** ***Kirpa Vasily Petrovich*****, does not own any shares of the company.**

The full and reduced company names, the location: ***JSC «Rostov power repair enterprise», (JSC "Rostovenergonaladka"), 147, Vtoraya Krasnodarskaya str., Rostov-on-Don, 344091***
The only founder - ***JSC "Rostovenergo"***
Share of the Emitter in an authorized capital: ***100*** **%.**
Share of voting shares: ***100 %.***
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**
Personal structure of board of directors (supervisory council) of the commercial organization:
Kushnarev Konstantin Fedorovich, does not own any shares of the company, chairman of the Board,
Saltanov Jury Andreevich, does not own any shares of the company,
Kulya Valery Ivanovich, does not own any shares of the company,

Personal structure of the joint executive body (board, managerial body) of the commercial organization: **the Joint executive body is not stipulated by the Charter.**

The person who is carrying out functions of the individual executive body of the commercial organization: **the Director General - Mihajlovsky Vladimir Vladimirovich, does not own any shares of the company.**

The full and reduced company names, the location: ***JSC "Rostovenergospetsremont» (JSC "Rostovenergospetsremont"); 192, Krasnoarmeyskaya str., Rostov-pn-Don, 344010***

The only founder - ***JSC "Rostovenergo"***

Share of the Emitter in an authorized capital: ***100* %.**

Share of voting shares: ***100* %.**

Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

Personal structure of board of directors (supervisory council) of the commercial organization:

Block Andrey Jurjevich, does not own any shares of the company, chairman of the Board,
Simonov Vladimir Aleksandrovich, does not own any shares of the company,
Arabadgiev Minas Tarasovich, does not own any shares of the company,
Chaburin Alexander Aleksandrovich, does not own any shares of the company,
Trints Alexander Pavlovich, does not own any shares of the company.

Personal structure of the joint executive body (board, managerial body) of the commercial organization: **the Joint executive body is not stipulated by the Charter.**

The person who is carrying out functions of the individual executive body of the commercial organization: **the General Director - Arabadgiev Minas Tarasovich, does not own any shares of the company.**

The full and reduced company names, the location: ***JSC «Rostov power repair enterprise» (JSC «PRE Rostovskoe»), 1, Yunosty str., Novocherkassk, 346415***

The only founder - ***JSC "Rostovenergo"***

Share of the Emitter in an authorized capital: ***100* %.**

Share of voting shares: ***100* %.**

Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

Vershinin Leonid Borisovich, does not own any shares of the company, chairman of the Board,
***Peregudov Sergey Jurjevich*, does not own any shares of the company,**
YAnovskaya Zinaida Stefanovna, does not own any shares of the company,
Trints Alexander Pavlovich, does not own any shares of the company,
Obraztsov Alexander Kirillovich, does not own any shares of the company.

Personal structure of the joint executive body (board, managerial body) of the commercial organization: **the Joint executive body is not stipulated by the Charter.**

The person who is carrying out functions of the individual executive body of the commercial organization: **the General Director -** ***Peregudov Sergey Jurjevich*, does not own any shares of the company.**

The full and reduced company names, the location: ***JSC «Rostov power motor transportation enterprise» (JSC "Rostovenergoavtotrans"); 10, Radiatornay lane, Rostov-on-Don, 344064***

The only founder - ***JSC "Rostovenergo"***

Share of the Emitter in an authorized capital: ***100* %.**

Share of voting shares: ***100* %.**

The head: ***Makarov Anatoly Fedorovich***

Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

Personal structure of board of directors (supervisory council) of the commercial organization:

Fedorov Nikolay Vladimirovich, does not own any shares of the company, chairman of the Board,
***Makarov Anatoly Fedorovich*, does not own any shares of the company,**
Tregubov Alexander Nikolaevich, does not own any shares of the company,

Personal structure of the joint executive body (board, managerial body) of the commercial organization: **the Joint executive body is not stipulated by the Charter.**
The person who is carrying out functions of the individual executive body of the commercial organization: **the General Director - *Makarov Anatoly Fedorovich*, does not own any shares of the company.**

3.6. Contents, structure and cost of permanent assets of the Emitter, the information on plans on purchase, replacement, leaving of permanent assets, as well as about all facts permanent assets exaction of the Emitter

3.6.1. Permanent assets

In total fixed capital: for 01.01.05 – 21,358,684 thousand rubles,
for 01.10.05 – 10,691,062.7 thousand rubles,
Residual cost of fixed capital - 4,088,280.8 thousand rubles,
Size of deterioration of production assets for all
The period of the equipment operation -- 6,602,781.9 thousand rubles.

Results of last revaluation of permanent assets and long-term rented permanent assets:

N	Group of permanent assets	Full Cost Up to Carrying out Revaluation	Residual (minus amortization) cost before carrying out of revaluation	Date of carrying out Revaluation	Full Cost after Carrying out Revaluation	Residual (minus amortization) cost after carrying out Revaluation
1	Funds of the basic kind of activity	13615017	6540924	01.01.02	19681016	9044138
2	Buildings	1748483	1241767	01.01.02	1954174	1340721
3	Constructions	7418090	3711875	01.01.02	12884745	5957887
4	Machines and the equipment	4345050	1541882	01.01.02	4706809	1684841
5	Vehicles	97029	42571	01.01.02	105507	45454
6	The tool, industrial and economic stock	5916	2610	01.01.02	26966	13720
7	Long-term plantings	29	7	01.01.02	29	7
8	Other, not listed above kinds of fixed capital	226	212	01.01.02	2590	1505
9	Non-material fixed capital	193	0	01.01.02	196	3
10	Branch funds of other branches making the goods	344295	207167	01.01.02	351979	206419
11	Branch funds of other branches rendering services	359221	289810	01.01.02	379908	294768
Total, thousand rubles:		14318533	7037901	01.01.02	20412903	9545325

Revaluation of permanent assets was carried out in 2002.
The way of carrying out of revaluation of permanent assets: according to the market value of corresponding permanent assets confirmed by expert judgments.
Revaluation of permanent assets was made by Joint-Stock Company "International estimation center". License N 000002 of 06.08.01, validity till 06.08.04.

4. Data on financial and economic activity of the Emitter

4.1. Results of financial and economic activity of the Emitter

4.1.1. Profit and losses

The parameters describing profitableness and un-profitability of the Emitter for the corresponding accounting period are resulted as the following table.

Parameter	Accounting period	The similar period of the last year
Proceeds, thousand rubles	2690194	7157309
Gross profit, thousand rubles	519838	821245
Net profit (Rest the uncovered loss), thousand rubles	266177	479678
Profitability of the own capital, %	5,28	4,4
Return on assets, %	4,62	4,1
Factor of pure profitableness, %	9,89	6,7
Profitability of production (sales), %	19,3	11,47
Turning round of the capital, thousand rubles	0,469	0, 16
Amount of the uncovered loss for accounting date, thousand rubles	(46877)	(86746)
Ratio of the uncovered loss for accounting date and currencies of balance, thousand rubles	0,0	0,007

4.1.2. The factors influencing change of the sale receipt amount of the goods, production, works, services and the profit (losses) of the Emitter from its primary activity

The volume of production (works, services), realized by Company for the accounting period has made 2,690,194 thousand rubles, that is 4,467,115 thousand rubles, for 37.6 % less in comparison with the similar period of the last year. Decrease in proceeds is connected to allocation from JSC "Rostovenergo" during reforming independent legal persons of JSC "Rostov generating company", JSC "Managing company Rostovenergo", JSC "Power sale Rostovenergo", JSC "Main network company Rostovenergo".

4.2. Liquidity of the Emitter

The following parameters describing liquidity of the Emitter for the corresponding accounting period are specified:

Parameter	Accounting period	The similar period of the last year
Own circulating assets, thousand rubles	176061	275561
Index of the constant active	0,965	0,975
	1,451	1,698

Factor of fast liquidity	1,2	1,21
Factor of independent means autonomy	0,87	0,93

In structure of circulating assets of the enterprise, manufacturing inventor, short-term debt receivable, the value-added tax are taken into account.
Circulating assets of Company are formed due to proceeds from realization electric and thermal energy, rendering of services (performance of works).
To the factors influencing formation of circulating assets of Company, the policy of the state regarding price control to the electric power, a tax policy and financial state of consumers of the electric power concerns.

4.3. The amount, structure and sufficiency of the capital and circulating assets of the Emitter

4.3.1. The amount and capital structure and circulating assets of the Emitter

According to the Charter of JSC "Rostovenergo", the authorized capital of Company makes **4,054,501,932** rubles (four billion fifty four million five hundred one thousand nine hundred thirty two rubles)
Own shares **is not present** on the balance of JSC "Rostovenergo".
The surplus fund makes 55,792 thousand rubles.

	Accounting period
Amount of the authorized capital, thousand rubles	4054502
Authorized capital according to constituent documents, rubles.	4054501932
Amount of a reserve capital of the Emitter formed due to deductions from the profit, thousand rubles	55792
Amount of the added capital revealed by results of revaluation, thousand rubles	0
Amount of unallotted net profit, thousand rubles.	654913
Amount of target financing of the Emitter, thousand rubles.	0
Total sum of Emitter's capital, thousand rubles	4984507
The added capital has increased (has decreased) on / has made, thousand rubles	0 0
The Rest has increased (has decreased) on / has made, thousand rubles	-773870 654913
Circulating assets total, including increase (reduction)	902841 +99350

Reduction of the Emitter's capital is connected to allocation from JSC "Rostovenergo" and foundation in September of JSC "Main network company Rostovenergo", as a result of reforming. In this connection, there was a reduction of the added capital. In structure of circulating assets of the enterprise, manufacturing inventor, a short-term debt receivable, the value-added tax are taken into account.
Circulating assets of Company are formed due to proceeds from realization of electric energy, rendering of services (performance of works).
To the factors influencing formation of circulating assets of the enterprise, the policy of the state regarding price control to the electric power, a tax policy and the financial state of consumers of the electric power concerns.

4.3.2. Financial investments of the Emitter.

Legal persons, where the Emitter owns not less than 10 percent of the authorized capital:

Mailing address: ***330, 40 Let Pobedy, Rostov-on-Don, 344111***
State registration numbers of releases of issue securities and dates of the state registration: ***there are no data***
The recording bodies which have carried out the state registration of releases of issue securities: ***there are no data***
Quantity of the securities which are included to the property of the Emitter: ***5000***
Nominal value of securities: ***1 ruble.***
Total book value of the securities which are included to the property of the Emitter: ***5000,0 rubles.***
The amount of the declared dividend under common shares, a date of disbursement: ***0***
Share of the Emitter in the authorized capital of the legal person: ***50 %***

Kind of securities: ***Common shares***
The name: ***Joint-stock company "Energougol"(JSC "Energougol")***
The location: ***Shakhty***
Mailing address: ***187/189, Sovetskaya str., Shakhty, 346500***
State registration numbers of releases of issue securities and dates of the state registration: ***N 58-1-1144 of 30.01.1995***
The recording bodies which have carried out the state registration of releases of issue securities: ***Administration of Shakhty town, the Rostov region.***
Quantity of the securities which are included to the property of the Emitter: ***82500***
Nominal value of securities: ***1 ruble.***
Total book value of the securities which are included to the property of the Emitter:
[illegible]500.0 rubles.
[illegible]e amount of the declared dividend under common shares, a date of disbursement: ***0***
Share of the Emitter in the authorized capital of the legal person: ***16.5 %***

Kind of securities: ***Common shares***
The name: ***Joint-Stock Company «Subsidiary agricultural Markinskoe « (JSC «SA Markinskoe»)***
The location: ***v. Markinskaya, the Rostov region***
Mailing address: ***v. Markinskaya, Tsymlyansky district, the Rostov region, 347310***
State registration numbers of releases of issue securities and dates of the state registration: ***N 1-01-33838-E of 15.01.1994***
The recording bodies which have carried out the state registration of releases of issue securities: ***Regional branch of the Federal Commission on Securities of Russia in Southern Federal district***
Quantity of the securities which are included to the property of the Emitter: ***50273290***
Nominal value of securities: ***1 ruble.***
Total book value of the securities which are included to the property of the Emitter: ***50273290 ruble***
The amount of the declared dividend under common shares, a date of disbursement: ***0***
Share of the Emitter in the authorized capital of the legal person: ***100 %***

[illegible]d of securities: ***Common shares***
[illegible]e name: ***Joint-Stock Company «Subsidiary Agricultural called after A.A.Grechko» (JSC «SA called after A.A.Grechko»)***
The location: ***v. Kuybyshevo, the Rostov region***
Mailing address: ***21, Teatralnaya str., v. Kuybyshevo, Kuybyshevsky distrct, the Rostov region, 346826***
State registration numbers of releases of issue securities and dates of the state registration: ***N 1-01-33837-E of 15.01.2004***
The recording bodies which have carried out the state registration of releases of issue securities: ***Regional branch of Federal Commission on Securities of Russia in Southern Federal district***
Quantity of the securities which are included to the property of the Emitter: ***77686000***
Nominal value of securities: ***1 ruble.***
Total book value of the securities which are included to the property of the Emitter: ***77686000 ruble***
The amount of the declared dividend under common shares, a date of disbursement: ***0***
Share of the Emitter in the authorized capital of the legal person: ***100 %***

Kind of securities: ***Common shares***
The name: ***Joint-Stock Company «Subsidiary Agricultural Sokolovskoe» (JSC « SA Sokolovskoe»)***
The location: ***s. Sokolovo-Kundryuchensky, the Rostov region***
Mailing address: ***50, Kurskaya str., s. Sokolovo-Kundryuchensky, Novoshakhtinsk, the Rostov region, 346930***

The recording bodies which have carried out the state registration of releases of issue securities: ***Regional branch of Federal Commission on Securities of Russia in Southern Federal district***
Quantity of the securities which are included to the property of the Emitter: ***165479006***
Nominal value of securities: ***1 ruble.***
Total book value of the securities which are included to the property of the Emitter: ***165479006 ruble***
The amount of the declared dividend under common shares, a date of disbursement: ***0***
Share of the Emitter in the authorized capital of the legal person: ***100 %***

Kind of securities: ***Common shares***
The name: ***Joint-Stock Company "Resting house Energetik" (JSC "Resting house Energetik")***
The location: ***s. Shepsi, Tuapsinski district, the Krasnodar territory***
Mailing address: ***s. Shepsi, Tuapsinski district, the Krasnodar territory, 352818***
State registration numbers of releases of issue securities and dates of the state registration: ***N 1-01-33856-E of 15.01.2004***
The recording bodies which have carried out the state registration of releases of issue securities: ***Regional branch of Federal Commission on Securities of Russia in Southern Federal district***
Quantity of the securities which are included to the property of the Emitter: ***111281055***
Nominal value of securities: ***1 ruble.***
Total book value of the securities which are included to the property of the Emitter: ***111281055 ruble.***
The amount of the declared dividend under common shares, a date of disbursement: ***0***
Share of the Emitter in the authorized capital of the legal person: ***82,87 %***

Kind of securities: ***Common shares***
The name: ***JSC "Rostov power repair enterprise", (JSC "Rostovenergonaladka")***
The location: ***Rostov-on-Don***
Mailing address: ***147, Vtoraya Krasnodarskaya str., Rostov-on-Don, 344091***
State registration numbers of releases of issue securities and dates of the state registration: ***N 1-01-33894-E of 01.03.2004***
The recording bodies which have carried out the state registration of releases of issue securities: ***Regional branch of Federal Commission on Securities of Russia in Southern Federal district***
Quantity of the securities which are included to the property of the Emitter: ***7304000***
Nominal value of securities: ***1 ruble.***
Total book value of the securities which are included to the property of the Emitter: ***7304000 rubles***
The amount of the declared dividend under common shares, a date of disbursement: ***0***
Share of the Emitter in the authorized capital of the legal person: ***100 %***

Kind of securities: ***Common shares***
The name: ***JSC "Rostovenergospetsremont" (JSC "Rostovenergospetsremont")***
The location: ***Rostov-on-Don***
Mailing address: ***192, Krasnoarmeyskaya str., Rostov-on-Don, 344010***
State registration numbers of releases of issue securities and dates of the state registration: ***N 1-01-33892-E of 01.03.2004***
The recording bodies which have carried out the state registration of releases of issue securities: ***Regional branch of Federal Commission on Securities of Russia in Southern Federal district***
Quantity of the securities which are included to the property of the Emitter: ***36523400***
Nominal value of securities: ***1 ruble.***
Total book value of the securities which are included to the property of the Emitter: ***36523400 rubles.***
The amount of the declared dividend under common shares, a date of disbursement: ***0***
Share of the Emitter in the authorized capital of the legal person: ***100 %***

Kind of securities: ***Common shares***
The name: ***JSC "Rostov power repair enterprise" (JSC "PRE Rostovskoe»)***
The location: ***Novocherkassk***
Mailing address: ***1, Yunosty str., Novocherkassk, 346415***

The recording bodies which have carried out the state registration of releases of issue securities: ***Regional branch of Federal Commission on Securities of Russia in Southern Federal district***
Quantity of the securities which are included to the property of the Emitter: ***77322100***
Nominal value of securities: ***1 rubles.***
Total book value of the securities which are included to the property of the Emitter: ***77322100 rubles.***
The amount of the declared dividend under common shares, a date of disbursement: ***0***
Share of the Emitter in the authorized capital of the legal person: ***100 %***

Kind of securities: ***Common shares***
The name: ***JSC «Rostov power motor transportation enterprise» (JSC "Rostovenergoavtotrans")***
The location: ***Rostov-on-Don***
Mailing address: ***10, Radiatornay lane, Rostov-on-Don, 344064***
State registration numbers of releases of issue securities and dates of the state registration: ***N 1-01-33893-E from 01.03.2004***
The recording bodies which have carried out the state registration of releases of issue securities: ***Regional branch of Federal Commission on Securities of Russia in Southern Federal district***
Quantity of the securities which are included to the property of the Emitter: ***21179000***
Nominal value of securities: ***1 rubles.***
Total book value of the securities which are included to the property of the Emitter: ***21179000 rubles.***
The amount of the declared dividend under common shares, a date of disbursement: ***0***
Share of the Emitter in the authorized capital of the legal person: ***100 %***

4.3.3. Non-material assets of Emitter

2005

thousand rubles

Group of non-material assets	Presence by the beginning of the fiscal year	Arrived	Left	Presence by the end of the fiscal year
Objects of an intellectual property, including	-	-	-	-
At the patent holder's on the invention, an industrial design, useful model	-	-	-	-
At the legal owner on programs of the computer, a database	-	-	-	-
At the owner on a trade mark and a service mark, the name of a place of an origin of the goods	-	-	-	-
Organizational expenses	-	-	-	-
Business reputation of the organization	-	-	-	-
Others	4097,2	1100	1641,6	3555,6
Total, thousand rubles	4097,2	1100	1641,6	3555,6

4.4. Data on a policy and charges of the Emitter in the field of scientific and technical development, concerning licenses and the patents, new development and researches

The policy of JSC "Rostovenergo" in the field of scientific and technical development during the current year is directed mainly on improvement of technical and economic parameters and reliability of work of the basic power

research and development performance on this theme is made: «Perfection of methods and technical systems on prevention of ice-wind failures in electric networks. Creation of automated information and measuring complexes».

Data on patents for the invention:

1. The patent for invention N 2180982 of 27.03.02 "Device for electric supply"
(Sveshnikov V. I., Kushnarev F. A., Kopylov V. V.), the patent duration - 20 years.
2. The certificate on useful model of 18.01.00 "Device of detection of short-circuited coils in secondary windings of transformers of electric current"
(Kushnarev F.A., Grabovskov S.N., Nagaj V.I., Podgornyj D.E.), validity of the certificate - 8 years.

4.5. The analysis of development trends in sphere of primary activity of the Emitter

To execute the Orders of the Government of the Russian Federation of 27.07.2003г., ratified the plan of measures on electric power industry reforming for 2004 - 2005, and also according to the Federal Law «About features of work of electric power industry in the transition period «, JSC "Rostovenergo" has been executed actions on division of natural-exclusive and competitive kinds of activity, 11.01.2005г. 3 of 4 JS companies allocated as a result of reorganization of JSC "Rostovenergo" have been registered, accordingly:

- JSC "Rostov generating company" with an authorized capital 4987037376 rubles.
- JSC "Power sale Rostovenergo" with an authorized capital 81090038 rubles.
- JSC "Managing company Rostovenergo" with an authorized capital 162180 rubles.

JSC "Main network company Rostovenergo" was registered on 01.09.2005 with an authorized capital 608175289.80 rubles.

<u>JSC "Rostovenergo" Tasks for 2005</u>

The primary goal of JSC "Rostovenergo" for the forthcoming period is break-even activity and the profit earning allowing providing financing the charges stipulated by business-plans of the companies for 2005.

One of the features in achievement of these purposes, in 2005, is maintenance of effective interaction of independently functioning JSC "Rostovenergo" and allocated JSCs "Power sale Rostovenergo" and "Rostov generating company" that assumes interrelation of business-processes of the companies business-planning, tariff and price policy included.

Besides, for gaining the profitableness stipulated by business-plans of the companies for 2005 following is necessary:

- Further strengthening and business expansion, especially in energy sales, manufacturing, transport and thermal energy sales and, on this basis, increasing in the controllable market share in the Rostov region.
- Further increase of productivity of manufacturing due to optimization of exploitation of capacity of JSC "Rostov generating company" and the Regional network company of JSC "Rostovenergo".
- Preservation and the further improvement of the achieved level of payment discipline of electric power consumers, services on electric power transfer on distributive networks of JSC "Rostovenergo".
- Reduction in expenditure of the companies due to highly efficient control for production costs.
- Achievement and preservation of the optimum level of ratio own and loan proceeds of the companies, attraction of extra circulating assets only on conditions favorable to companies and for concrete purpose-oriented programs.
- Increase in share of extra incomes and the profit, accordingly, due to development of profitable kinds of business, in particular, increase in proceeds for technological connection to electric networks of JSC "Rostovenergo".
- Continuation of interaction with Administration of the Rostov region on reduction in crosses subsidizing due to a cancellation preferential tariff making for wholesale buyers-resellers of electric power.

5. Particularies on the persons included to managerial bodies of the Emitter, bodies of the Emitter for the control over its financial and economic activity, and brief data on employees (workers) of the Emitter

5.1. Data on structure and competence of managerial bodies of the Emitter

- **Board of Directors;**
- **Board;**
- **General Director.**
-

Article 10 of the Charter. General meeting of shareholders of the Company

10.1. General meeting of shareholders is the supreme body of management of the Company.

10.2. The following questions concern to the competence of General meeting of shareholders:

1) Modification and additions to the Charter or the statement of the Charter in a new wording;

2) Reorganization of the Company, including the statement of contracts about merges (connection);

3) Liquidation of the Company, assignment of a liquidation committee and the statement of intermediate and final liquidating balances;

4) Definition of quantity, a nominal value, a category (type) the declared shares and the rights given by these shares;

5) Increase in an authorized capital of the Company by increasing in the nominal value of shares or by accommodation of additional shares;

6) Reduction of an authorized capital of the Company by reduction of a nominal value of shares, by purchase by the Company itself a part of shares with a view of reduction of their total, and also by repayment for the shares got or redeemed by the Company;

7) Crushing and consolidation of shares of the Company;

8) Decision-making on accommodation by the Company of the bonds convertible in shares, and other issue securities convertible in shares, as well;

9) Election of members of Board of Directors of the Company and the advance termination of their power;

10) Election of members of the Revision committee of the Company and the advance termination of their power;

11) The statement of the Auditor of the Company;

12) Decision-making on power transfer of an individual executive body of the Company to the managing organization (manager) and the advance termination of managing organization (manager) power;

13) The annual report, annual accounts statement including the income and expenditure statement (loss and gain accounts) of the Company, and also dividend distribution (including payment of dividends, except for the profit distributed as dividends by results of a first quarter, the half-year, nine months of fiscal year) and losses of the Company by results of one fiscal year;

14) Payment of dividends by results of a first quarter, the half-year, nine months of fiscal year;

15) Definition about conducting General meeting of shareholders of the Company;

16) Decision-making on approval of transactions in the cases stipulated by article 83 of the Federal Law "About joint-stock companies";

17) Decision-making on approval of large transactions in the cases stipulated by article 79 of the Federal Law "About joint-stock companies";

18) Decision-making on participation in holding companies, financial and industrial groups, associations and other associated commercial organizations;

19) The statement of the internal documents regulating activity of bodies of the Company;

20) Decision-making on compensations and (or) indemnifications payment to members of the Revision committee of the Company;

21) Decision-making on compensations and (or) indemnifications payment to members of Board of Directors of the Company;

22) Decision of other questions stipulated by the Federal Law "About joint-stock companies".

10.3. The questions related to the competence of General meeting of shareholders, cannot be handed on the decision to the Board of Directors, Board, or the General Director of the Company.

Article 15 of the Charter. Board of Directors of the Company

15.1. The Board of Directors of the Company carries out the general management of activity of the Company, except for the decision of the questions related by the Federal Law "About joint-stock companies" and the present Charter to the competence of General meeting of shareholders.

The following questions concern to the competence of Board of Directors of the Company:

1) Definition of priority directions for activity of the Company;

2) Convocation of annual and extraordinary General meetings of shareholders of the Company, except for

4) Election of the secretary for General meeting of shareholders;

5) Definition of date of drawing up the register of persons, having the right on participation in General meeting of shareholders, the decision on other questions connected to preparation and carrying out General meetings of shareholders of the Company;

6) Removal on the resolution of the General meeting of shareholders of the Company the questions stipulated by subitems 2, 5, 7, 8, 12-19, point 10.2. of article 10 of the present Charter;

7) Accommodation of bonds and other issue securities by the Company, except for the cases established by the Federal Law "About joint-stock companies" and the present Charter;

8) The statement of the decision on issue of securities, the prospectus of securities and the report on results of issue of securities, reports on results of share acquisition at shareholders of the Company and reports on results of redemption of shares at shareholders of the Company;

9) Definition of the price of property, the price of accommodation and the repayment of issue securities in the cases stipulated by the Federal Law "About joint-stock companies", and also at the decision of the questions specified in sub items 10,11,24, 28, item 15.1 of article 15 of the present Charter;

10) Purchase of the shares, bonds and other securities accommodated by the Company in the cases stipulated by the Federal Law "About joint-stock companies";

11) Alienation (realization) of the Company shares which have arrived at disposal of the Company as a result of their purchase or the repayment at shareholders of the Company, as well as in other cases stipulated by the Federal Law "About joint-stock companies";

12) Election of the General Director of the Company and the advance termination of his power including decision-making on the advance termination of the labour contract with him;

13) Definition of quantitative structure of Board of the Company, election of non-executive directors of the Company, the advance termination of their power, including decision-making on the advance termination of labour contracts with them;

14) The statement of conditions of contracts (including term of appointment and the amount of paid compensations and indemnifications), concluded with the General Director of the Company, the non-executive directors, managing organization (manager), change of the specified contracts;

15) Recommendations to General meeting of shareholders of the Company on the compensations and indemnifications amounts paid to members of the Revision committee of the Company and definition of amount of payment of services to the Auditor;

16) Recommendations on the amount of the dividend under shares and the order of its payment, the statement of Regulations about dividend policy;

17) The statement of internal documents of the Company determining the order of formation and using the Company funds;

18) Decision-making on use of funds of the Company; the statement of estimates of means draft on funds of special purposes and consideration of results of performance of estimates of means draft on funds of special purposes;

19) The statement of internal documents of the Company, except for internal documents which statement is related to the competence of General meeting of shareholders, and also other internal documents which statement is related to the competence of executive bodies of the Company;

20) Definition of a purchasing policy in the Company, including the statement of Regulations about the order of carrying out of regulated purchases of goods, works, services, the statement of Head of the Central purchasing body of the Company, and also the statement of annual comprehensive program of purchases and acceptance of other decisions according to the documents authorized in the Company regulating purchasing activity of the Company;

21) The statement of the investment program, including the program of technical re-equipment, reconstruction and development and the report on results of their realization;

22) The statement of the business-plan (the corrected business-plan) and the report on results of its realization, and also the statement (updating) of control parameters of movement of cash flows of the Company;

23) Creation of branches and representations of the Company, their liquidation, including entering into the Charter of the Company the changes connected to creation of branches, opening of representations of the Company (including change of data on names and the locations of branches and representations of the Company) and their liquidation, the statement of Regulations about branches and representations;

24) An advance approval of transactions about fulfillment by the Company:

a) Transactions which subject are extra assets of the Company amounted more 10 (ten) percent of the book

which purpose of use are manufacturing, transfer, distribution both (either) selling electric and (or) thermal energy, rendering of services on operative and technological (dispatching) management and electric power industry in case the market value of the property being subject or object of the transaction, determined according to the conclusion of the independent appraiser, exceeds 15 million rubles;

c) Transactions (several interconnected transactions included), connected with burdening of the property making permanent assets, non-material assets, objects of the uncompleted construction, which purpose of use are manufacturing, transfer, distribution both (either) selling electric and (or) thermal energy, rendering of services on operative and technological (dispatching) management and electric power industry in case the market value of the property being subject or object of the transaction, determined according to the conclusion of the independent appraiser, exceeds 30 million rubles

d) The transactions connected to gratuitous transfer of the Company property or property rights (requirements) to or to the third party; the transactions connected to clearing of a property duty before self or before the third party; the transactions connected to gratuitous rendering by the Company of services (performance of works) to the third parties. The above-stated transactions are subjected to approval in the cases determined by separate decisions of Board of Directors of the Company (for example, by definition of the size and/or the list), or in all cases if such decisions are not accepted by Board of Directors of the Company;

e) Transactions, which can entail occurrence of the obligations which are denominated in foreign exchange (or obligations which amount becomes attached to a foreign currency), in cases and in amounts, determined by separate decisions of Board of Directors of the Company, and also if the specified cases (amounts) are not determined by Board of Directors of the Company;

f) Transactions (several interconnected transactions included) on alienation, transfer to a pledge or other burdening shares and funds of affiliated companies where manufacturing and/or transfer, distribution both (either) selling electric and (or) thermal energy, rendering of services on operative and technological (dispatching) management in electric power industry is not the basic kind of activity if the market value of shares or the funds being a subject of the transaction, determined according to the conclusion of the independent appraiser, exceeds 15 million rubles;

25) Definition of credit policy of the Company regarding loans delivery by the Company, the conclusions of credit contracts and contracts of the loan, delivery of guarantees, acceptances of obligation ensuring from a bill (delivery both simple and the bill of exchange), assignation in a pledge and decision-making on fulfillment by the Company of the specified transactions in cases when the order of decision-making on them is not determined by credit policy of the Company, and also acceptance, in the order stipulated by credit policy of the Company, decisions on reduction of a debt position of the Company according to the limits established by credit policy of the Company;

26) Approval of large transactions in cases stipulated by chapter X of the Federal Law "About joint-stock companies";

27) Approval of the transactions stipulated by chapter XI of the Federal Law "About joint-stock companies";

28) About participation of the Company in other organizations (including the coordination of constituent documents and nominees in managerial bodies of the created organizations), change of share of participation (quantity and amount of shares), burdening shares and the termination of participation of the Company in other organizations, with allowance for the subitem f) point 24 of the Charter of the Company;

29) About promotion by the Company of nominees for election to post of an individual executive body, in other managerial bodies, bodies of the control, and also a nominee of the auditor of the organizations in which the Company participates;

30) The statement of the registrar of the Company, treaty provisions with him, as well as cancellation of the contract with him, the statement of the estimate of expenses for carrying out of General meeting of shareholders of the Company;

31) Election of Chairman of Board of Directors of the Company and the advance termination of his power;

32) Election of the vice-president of Board of Directors of the Company and the advance termination of his power;

33) Election of the Secretary of Board of Directors of the Company and the advance termination of his powers;

34) Decision-making on stay of powers of the managing organization, (manager);

35) Decision-making on assignment of acting as General Director of the Company in the cases stipulated by items 20.8., 20.9. Articles 21 of the present Charter;

37) Consideration of reports of the General Director about activity of the Company (including about performance the of functions by him), about performance of resolutions of the general meeting of shareholders and Board of Directors of the Company;

38) The statement about interaction of the Company with the organizations in which the Company participates;

39) Definition of position of the Company (representatives of the Company) on the following questions of the agenda of General meetings of shareholders (participants) and sessions of Boards of Directors of affiliated and dependent economic societies (further - ADES), including the order to accept or to take no part in voting on questions of the agenda to vote under projects of decisions "pro", "contra" or "ignored":

a) About definition of the agenda of General meeting of shareholders (participants) of ADES;

b) About reorganization, liquidation of ADES;

c) About definition of quantitative structure of Board of Directors of ADES, promotion and election of its members and the advance termination of their powers;

d) About definition of quantity, nominal value, category (type) declared shares of ADES and the rights given by these shares;

e) About increase in authorized capital of ADES by increase in a nominal value of shares or by accommodation of additional shares;

f) About accommodation of securities ADES convertible in common shares;

g) About crushing, consolidation of shares of ADES;

h About approval of the large transactions made by ADES;

i) About participation ADES in other organizations (about the introduction into an operating agency or creation of the new organization), and also about purchase, alienation and burdening securities and shares in authorized capitals of the organizations in which participates ADES, change of a share of participation in an authorized capital of the corresponding organization;

j) About fulfillment by ADES transactions (several interconnected transactions included), connected with alienation or an opportunity of alienation of the property making permanent assets, non-material assets, objects of the uncompleted construction, which purpose of use are manufacture, transfer, dispatching, distribution of electric and thermal energy, in the cases (amounts) when it is determined by the order of interaction of the Company with the organizations in which the Company participates, confirmed Board of Directors of the Company;

k) About modification and additions in constituent documents of ADES;

l) About order of compensations payment to members of Board of Directors and revision committee of ADES;

40) Definition of position of the Company (representatives of the Company) on the following questions of agenda for sessions of Boards of Directors of ADES (including the order to accept or to take no part in voting on questions of the agenda to vote under projects of decisions "pro", "contra" or "ignored"):

a) About definition of representatives' of ADES position on questions of agenda for General meetings of shareholders (participants) and sessions of Boards of Directors of companies affiliated and dependent in relation to ADES concerning transactions (several interconnected transactions included), connected with alienation or an opportunity of alienation of the property making permanent assets, non-material assets, objects of the uncompleted construction, which purpose of use are manufacture, transfer, dispatching, distribution of electric and thermal energy, in the cases (amounts) when it is determined by the order of interaction of the Company with the organizations in which the Company participates, confirmed Board of Directors of the Company

b) About definition of representatives' of ADES position on questions of agenda for General meetings of shareholders (participants) and sessions of Boards of Directors of companies affiliated and dependent in relation to ADES, carrying out manufacturing, transfer, dispatching, distribution and selling of electric and thermal energy, about reorganization, liquidation, increase in an authorized capital of such companies by increase in a nominal value of shares or by accommodation of additional shares, accommodation of the securities convertible into common shares;

41) The coordination of nominees to separate posts of the executive device of Company determined by Board of Directors of the Company;

42) Definition of directions of maintenance of insurance protection of the Company, including the statement of the Insurer of the Company;

43) Creation of committees of Board of Directors of the Company, election of members for committees and the advance termination of their power;

present Charter, as well as by separate decisions of Board of Directors of the Company;

46) The decision, according to the present Charter, of the questions connected to preparation and carrying out of General meetings of shareholders of companies, created as a result of reorganization of the Company in the form of allocation or division;

47) About representation of the General Director of the Company to the state awards for special labour merits at the Company;

48) An advance approval of the collective agreement, the agreements concluded by the Company within the framework of regulation of social and labour relations;

49) The statement of a nominee of the financial adviser, which attraction is required according to the Federal Law «About the securities market», and also nominees of organizers of issue of securities and advisers under the transactions directly linked with attraction of means, in the form of public loans;

50) Other questions related to the competence of Board of Directors by the Federal Law "About joint-stock companies" and the present Charter.

15.2. The questions related to the competence of Board of Directors of the Company cannot be handed on the decision nor to the General Director neither to the Board of Company.

Article 21 of the Charter. Board of the Company

21.1. The board of the Company operates on the basis of the present Charter, and also of Regulations confirmed with General meeting of shareholders about Board in which terms and the order of convocation and carrying out of its sessions, and also the order of decision-making are established.

21.2. The following questions concern to the competence of Board of the Company:

1) Development and granting on consideration of Board of Directors of perspective plans on realization of the basic directions of activity of the Company;

2) Preparation of the business-plan, the investment program and the report on results of their performance, updating of movement of cash flows (budget) of the Company (with the obligatory subsequent notice of Board of Directors of the Company on such updating);

3) Adoption of the budget and the financial scheme of the Company for a month, and also reports on their execution;

4) Decision-making on fulfillment by the Company:

a) Transactions (several interconnected transactions included), connected to alienation, an opportunity of alienation of the property making permanent assets, non-material assets, objects of the uncompleted construction, which purpose of use are manufacturing, transfer, distribution both (either) selling electric and (or) thermal energy, rendering of services on operative and technological (dispatching) management in electric power industry in case the market value of the property being a subject of the transaction, determined according to the conclusion of the independent appraiser, makes from 5 up to 30 million rubles;

b) Transactions (several interconnected transactions included), connected with burdening (including rent) the property making permanent assets, non-material assets, objects of the uncompleted construction which purpose of use is manufacturing, transfer, distribution both (either) selling electric and (or) thermal energy, rendering of services on operative and technological (dispatching) management in electric power industry in case the market value of the property being a subject or object of the transaction, determined according to the conclusion of the independent appraiser, makes from 5 up to 30 million rubles;

c) Transactions (several interconnected transactions included) on alienation, transfer to a pledge or other burdening shares and funds of ADES in which manufacturing, transfer, distribution both (either) selling electric and (or) thermal energy, rendering of services on operative and technological (dispatching) management in electric power industry is not the basic kind of activity; if the market value of shares or the of the funds being a subject of the transaction, determined according to the conclusion of the independent appraiser, makes from 5 up to 15 million rubles;

d) Transactions (several interconnected transactions included) which subject is the property, works and / or services, which price (money value) makes cost from 1 percent of a book value of actives of the Company, determined according to its accounts for last accounting date, except for the transactions specified in sub items a-c of sub item 4 of point 21.2 of article 21 of the present Charter, and also transactions the decision on which fulfillment according to the present Charter is related to the competence of Board of Directors of the Company;

5) Preliminary consideration and delivery to Board of Directors of the Company of recommendations on the questions which are taken out to consideration of Board of Directors of the Company in the order stipulated

7) Decision-making on assignment of heads of branch and (or) representations of the Company;

8) Establishment of social privileges and guarantees to workers of the Company;

9) Decision-making on the questions related to the competence of the supreme bodies of management of economic societies, 100 (one hundred) percent of the authorized capital or which all voting shares belong to the Company (with allowance for sub items 39, 40 of items 15.1. of the present Charter);

10) Consideration of reports of assistants to the General Director of the Company, heads of structural divisions of the Company about results of performance of the authorized plans, programs, instructions, consideration of reports, documents and other information on activity of the Company and its affiliated and dependent companies;

11) The decision of other questions of management of operating performance of the Company according to resolutions of the General meeting of shareholders, Board of Directors of the Company, and also the questions born on consideration of Board by the General Director of the Company.

21.3. Non-executive directors of the Company are selected by Board of Directors of the Company in the quantity determined by the decision of Board of Directors of the Company under the offer of the General Director of Company, of a member (members) of Board of Directors of the Company.

The quantitative structure of Board of the Company cannot be less than three people.

Article 22 of the Charter. the General Director of the Company

22.1. The General Director carries out management of operating performance of the Company according to resolutions of the General meeting of shareholders of the Company, Board of Directors and Board of the Company, accepted according to their competence.

22.2. All questions of management concern to the competence of the General Director of the Company operating performance of the Company, except for the questions related to the competence of General meeting of shareholders, Board of Directors and Board of the Company.

22.3. The General Director of the Company acts on behalf companies without the power of attorney, including, with allowance for the restrictions stipulated by the current legislation, the present Charter and decisions of Board of Directors of the Company:

1) Provides executing plans of the Company to be necessary for the decision of its tasks;

2) Organizes book-keeping and the reporting in the Company;

3) Disposes of property of the Company, makes transactions on behalf of the Company, gives out power of attorney, opens in banks, other credit organizations (and also in the cases stipulated by the law - in the organizations - professional market participants of securities) settlement and other accounts of the Company;

4) Issues orders, approves (accepts) instructions, local statutory acts and other internal documents of the Company on questions of his competence; g9ives instructions obligatory for performance by all workers of the Company;

5) According to the general structure of the executive device of the Company approves the list of staff and official salaries of workers of the Company;

6) Concerning workers of the Company carries out the right and the duties of the employer stipulated by the labour legislation;

7) Carries out functions of Chairman of Board of the Company;

8) Distributes duties between the General Director assistants;

9) Submits to consideration of Board of Directors reports on financial and economic activity of affiliated and dependent societies, shares of which the Company owns, as well as the information on other organizations in which the Company participates;

10) Not later than for 45 (forty five) days before date of carrying out of annual General meeting shareholders of the Company the annual report submits for consideration to Board of Directors of the Company, the balance sheet, loss and gain account of the Society, dividend distribution and losses of the Company;

11) Solves other questions of operating performance of the Company, except for the questions related to the competence of General meeting of shareholders, Board of Directors and Board of the Company.

22.4. the General Director is selected by Board of Directors of the Company by the members of Board of Directors majority participating in session.

Promotion of nominees on a post of the General Director of the Company for election as Board of Directors of the Company is carried out in the order determined by the rules of activity of Board of Directors of the Company.

5.2. Data on the persons included in managerial bodies of the Emitter

Structure of Board of Directors:

Chairman of Board of Directors: ***Obukhov Pavel Andreevich***

Structure of Board of Directors:

1. ***Burnashev Dmitry Aleksandrovich,***

Year of birth: ***1964***
Education: ***higher***

Share in an authorized capital of the Emitter: ***has no share***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1998 - 2001*** Organization: ***JSC "Orelenergo"***
Field of activity: ***power***
Post: ***the Assistant to the General Director***

The period: ***2001 - 2004*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Deputy the chief, the chief of Department of economy of holding and affiliated societies***

The period: ***2004 – present*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Chief of Department of business-planning of the Corporate center***

2. ***Kushnarev Feodor Andreevich,***

Year of birth: ***1944***
Education: ***higher***

Share in an authorized capital of the Emitter: ***has no share***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1994 – present;*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the General Director***

The period: ***2005 – present;*** Organization: ***Southern branch of JSC "MPCK Ц And CK "***
Field of activity: ***power***
Post: ***Director***

The period: ***2005 – present;*** Organization: ***JSC "Managing company Rostovenergo "***
Field of activity: ***power***
Post: ***the General Director***

The period: ***2005 – present;*** Organization: ***JSC "Volgogradebergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 – present;*** Organization: ***JSC "Stavropolenergo"***

The period: ***2005 – present;*** Organization: ***JSC "Dagenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 – present;*** Organization: ***JSC "Astrakhanenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***1999 – present;*** Organization: ***JSC "Gazenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

3 Akhanov Dmitry Sergeevich,
Year of birth: ***1975***
Education: ***higher***

Share in an authorized capital of the Emitter: ***has no share***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

sts for last 5 years:

The period: ***2000 - 2002 "Investment and bank group NIKojl"***
Field of activity: ***banking***
Post: ***the Manager of Department of corporate financing, director of the project***

The period: ***2002 - 2003*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Deputy Chief of Department of capital management***

The period: ***2003 - present***
The organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Chief of Department of strategy of Control centre of reform***

The period: ***2004 - present*** the Organization: ***JSC " Nizhniy Novgorod HPP"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

he period: ***2005 - present*** the Organization: ***JSC "Arkhenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** the Organization: ***JSC "Vladimirenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** the Organization: ***JSC "Karelenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** the Organization: ***JSC "Kirovenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** the Organization: ***JSC "Khakasenergo"***

The period: ***2004 - present*** the Organization: ***JSC "Perm HPP"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** the Organization: ***JSC "OGK-5"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

4. *Tuzhilin Alexey Eljevich,*

Year of birth: ***1968***
Education: ***higher***

Share in an authorized capital of the Emitter: ***has no share***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1997 - 2002***
Organization: ***JSC " Sibneft " Moscow***
Field of activity: ***oil extracting***
Post: ***the Leading expert, the main expert, the chief of Department of securities of Department of corporate management, Management of the corporate finance***

The period: ***2002 - 2003***
The organization: the Moscow representation of company **Millhouse Capital UK Limited**
Field of activity: ***business***
Post: ***the Chief of Corporate management***

The period: ***2003 - present***
The organization: ***JSC "Complex power systems" Moscow***
Field of activity: ***power***
Post: ***the Assistant to the General Director on corporate management***

The period: ***2004 - present***
The organization: ***JSC "Russian Municipal Systems" Mytischi***
Field of activity: ***municipal services***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "CES-EnergpStroyEngineering" of Noyabrsk Yamal-Nenets district***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Nizhnovenergo" of Nizhni Novgorod***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Sverdlovsk main networks" Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Perm main network company" Perm***

The period: ***2004 - present***
The organization: ***JSC "TGK-9" Perm***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "TGK-6" of Nizhni Novgorod***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

5. ***Obukhov Pavel Andreevich,***
Year of birth: ***1958***
Education: ***higher***

Share in an authorized capital of the Emitter: ***has no share***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***2000 - 2002*** Organization: ***JSC "Belgorodenergo"***
Field of activity: ***power***
Post: ***the Chief accountant, the assistant to the General Director on control systems***

The period: ***2002 - 2003*** Organization: ***the Airport Management Company Moscow***
Field of activity: *civil aircraft*
Post: ***the Leading adviser***

The period: ***2003 - 2003*** Organization: ***JSC "AKG Development of business- systems" Moscow***
Field of activity: ***consultation services***
Post: ***the Leading adviser***

The period: ***2003 - 2005*** Organization: ***JSC "Belgorodenergo"***
Field of activity: ***power***
Post: ***the Chief of Department of quality management, director on development of systems and technologies of management***

The period: ***2005 – present*** Organization: ***JSC " MPCK of the Center and the Northern Caucasus "***
Field of activity: ***power***
Post: ***Director on strategic development***

The period: ***2005 - present*** Organization: ***JSC "Bryanskenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

6. ***Yeremeyev Maxim Aleksandrovich,***
Year of birth: ***1974***
Education: ***higher***

Share in an authorized capital of the Emitter: ***has no share***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1999 - 2002*** Organization: ***JSC "Knakovskaya HPP"***
Field of activity: ***power***

Field of activity: ***power***
Post: ***the Adviser***

The period: ***2003 – present*** Organization: ***Fund «Institute of professional directors»***
Field of activity: ***power***
Post: ***the Adviser***

The period: ***2005 - present***
The organization: ***JSC "Voronezhenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Tverenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Novgorodenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Lipetskenergo»***
Field of activity: ***power***
Post: ***the Deputy Chairman of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Rostopenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2003 - present***
The organization: ***JSC " Sanatorium "Energetik " Caspiysk***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2003 - present***
The organization: ***JSC "Chitatekhenergo"***
Field of activity: ***power***
Post: ***the Deputy Chairman of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Kirobelektrosetservis"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Energoservic" Omsk***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Yarenergo"***
Field of activity: ***power***
Post: ***the Deputy Chairman of Board of Directors***

The organization: ***JSC "Volzhskaya HPP"***
Field of activity: ***power***
Post: ***Chairman of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Kolenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Ulyanovskenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Northwest TPP» Saint Petersburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Konakovskaya HPP"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2003 - present***
The organization: ***JSC "Kostromaenergoremont"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2003 - present***
The organization: ***JSC "Arkhangelsksetremont"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2003 - present***
The organization: ***JSC "Maryenergoremont"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Maryelektosetservis"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "TGK-4", Tula***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Hotel industry" Ryazan***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***

The period: ***2004 - present***
The organization: ***JSCPenza power selling company »***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Kurskenergosbyt"***
Field of activity: ***power***
Post: ***the Deputy Chairman of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Tumenenergosetservis"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Smolenskenergosbyt"***
Field of activity: ***power***
Post: ***the Deputy Chairman of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Complex power repair» Republic of Komi***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Power repair enterprise Konakovkaya HPP»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Zagorsk APS»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Moskovskaya thermal power networks company"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "TGK-10" Chelyabinsk***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "TGK-2" Yaroslavl***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Sverdlovsk generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

Field of activity: ***power***
Post: ***the Member of Board of Directors***

7. ***Glushchenko Alexey Dmitrievich,***

Year of birth: ***1974***
Education: ***higher***

Share in an authorized capital of the Emitter: ***has no share***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1996 - 2002*** Organization: ***JSC "Irkutskenergo"***
Field of activity: ***power***
Post: ***the Economist of Productive and Economic Department, the Chief of Department of budgeting and the reporting***

The period: ***2002 - present***
The organization: ***JSC "Complex power systems" Moscow***
Field of activity: ***power***
Post: ***the Assistant to the General Director***

The period: ***2004 - present***
The organization: ***JSC "Sverdlovskenergo" Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Permenergo" Perm***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Komienergo" Syktyvkar***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC " Нижновэнерго " of Nizhni Novgorod***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Nizhniy Novgorod generating company» Nizhni Novgorod***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Rostov generating company» Rostov-on-Don***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Main network company "Rostovenergo" Rostov-on-Don***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The organization: ***JSC «Power sale Rostovenergo» Rostov-on-Don***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Managing company Rostovenergo» Rostov-on-Don***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Perm generating company» Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Perm power managerial company» Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Perm power Sale Company» Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Perm main network company» Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC « Яйвинская a state district power station » Perm of GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC « Sverdlovsk generating company» Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Sverdlovsk power managing company» Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Sverdlovsk main networks» Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Serovskaya HPP» Serov***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***

The period: ***2004 - present***
The organization: ***JSC "TGK-9" Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "OGK-2" Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "TGK-6" Nizhni Novgorod***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "TGK-5" Cheboksary***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "KIrovenergo" Kirov***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Vyatskaya electrothermal company" Kirov***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Udmurtenergo" Izhevsk***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Udmurt territorial generating company" Izhevsk***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Vladimirenergo" Vladimir***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Ivenergo" Ivanovo***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Ivanovo generating company" Ivanovo***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

Field of activity: ***power***
Post: ***the Member of Board of Directors***

8. Nepsha Valery Vasiljevich,
Year of birth: ***1976***
Education: ***higher***

Share in an authorized capital of the Emitter: ***has no share***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1999 - 2003***
The organization: ***RJSC "UES of Russia»***
Field of activity: ***power***
Post: ***the Main expert of Department of a corporate policy***

The period: ***2003 - present***
The organization: ***Fund «Institute of professional directors»***
Field of activity: ***power***
Post: ***the Assistant to the General Director.***

The period: ***2005 - present***
The organization: ***JSC "Kurskenergo"***
Field of activity: ***power***
Post: ***Chairman of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Belgorod marketing company»,***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Bryansk generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Voronezhenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Dalenergoremont"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Ekaterinburg electro Network Company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Zhigulevskaya HPP»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The organization: ***JSC "Zagorsk SAPP"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Ivenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC « Kaluga generating company »***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Kirovenergosbyt"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Kostromskaya HPP»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Kostroma generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Lipetsk generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Mari regional generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Moscow regional electro Network Company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Mosteplosetenergoremont"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Nizhnovenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Novgorodenergo"***

The period: ***2005 - present***
The organization: ***JSC "OGK-4"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «OGK-5» Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Oryolenergoremont"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Oryol generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Mobile power»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Permenergotrans"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Pskovskaya HPP»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Smolensk main networks»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Tambov generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Tverenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Udmurt main networks»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Yaroslavl managing power company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Ryazan thermal power Supply Company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

9. ***Kharchilava Khvicha Patayevich***

Year of birth: ***1972***
Education: ***higher***

Share in an authorized capital of the Emitter: ***has no share***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1999 - 2003***
Organization: ***the International research and consulting project on development of management "Tempus"***
Field of activity: ***business***
Post: ***the Project head***

The period: ***2003 - present***
Organization: ***JSC "Rus-Bank" of JSC " Rosgosstrakh "***
Field of activity: ***insurance***
Post: ***the Adviser on administrative questions***

The period: ***2003 - present***
Organization: ***Fund «Institute of professional directors»***
Field of activity: ***power***
Post: ***the Adviser***

The period: ***2005 - present***
The organization: ***JSC "Rus-Bank"***
Field of activity: ***banking***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Sulakenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Kabbalkenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Experimental TPP»***

The period: ***2005 - present***
The organization: ***JSC «Zaramagskiye HPPs»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Zelenchukskiye HPPs»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Voronezh power Sale Company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

10. Kolesnikov Anton Sergeevich,
Year of birth: ***1980***
Education: ***higher***

Share in an authorized capital of the Emitter: ***has no share***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***2003 - 2004***
The organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Manager of the project of the center on projects of reforming realization***

The period: ***2004 - present***
The organization: ***JSC "FSK UES"***
Field of activity: ***power***
Post: ***the Deputy Chief of Department of management of regional network Complexes***

The period: ***2005 - present***
The organization: ***JSC "Volgogradenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Dagenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Udmurtenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Nizhnovenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Sverdlovenergo"***

The period: ***2005 - present***
The organization: ***JSC "Tulaenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "KEUK"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

Structure of Board:

1. Kushnarev Feodor Andreevich
Year of birth: ***1944***
Education: ***higher***

Share in an authorized capital of the Emitter: *0%*
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1994 - present*** the Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the General Director***
Phone: **(863238-53-59**
Fax: **(863238-53-66, 238-51-66**

The period: ***1994 - present*** the Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the General Director***

The period: ***2005 - present*** the Organization: ***Southern branch of JSC "MPCK Ц And CK"***
Field of activity: ***power***
Post: ***Director***

The period: ***2005 - present*** the Organization: ***JSC "Managing company Rostovenergo"***
Field of activity: ***power***
Post: ***the General Director***

The period: ***2005 - present*** the Organization: ***JSC "Volgogradenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** the Organization: ***JSC "Stavropolenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** the Organization: ***JSC "Dagenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** the Organization: ***JSC "Astrakhanenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

Post: ***the Member of Board of Directors***

2. Vershinin Leonid Borisovich
Year of birth: ***1948***
Education: ***higher***

Share in an authorized capital of the Emitter: ***0%***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1998 - 2000*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the Deputy the General Director - the Chief engineer***

The period: ***2000 - 2003*** Organization: ***Branch of JSC "Rostovenergo" RTEC-2***
Field of activity: ***power***
Post: ***the Chief engineer***

The period: ***2003 - 2005*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the Deputy the General Director - the Chief engineer***

The period: ***2005 -present***
The organization: ***JSC "Rostov generating company"***
Field of activity: ***power***
Post: ***the Executive director***

The period: ***2005 - present*** Organization: ***JSC "ERE Rostovskoye"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

3. Belousov Alexander Gennadjevich,
Year of birth: ***1951***
Education: ***higher***

Share in an authorized capital of the Emitter: ***0%***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1998 - 2001*** Organization: ***Southern power networks***
Field of activity: ***power***
Post: ***the Main engineer, Director***

The period: ***2001-2005*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the Assistant to the General Director***

The period: ***2005 – present***
The organization: ***the Central electric networks***
Field of activity: ***power***
Post: ***Director***

4. Tolmachyov Jury Grigorjevich,

Share in an authorized capital of the Emitter: ***0%***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1994 - 2003*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***Chief of PED***

The period: ***2003 - present*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the Assistant to the General Director***

The period: ***2005 - present*** Organization: ***JSC "SA called after Grechko"***
Field of activity: ***agriculture***
Post: ***the Member of Board of Directors***

5. Larkova Larissa Nickolaevna
Year of birth: ***1961***
Education: ***higher***

Share in an authorized capital of the Emitter: ***0%***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1992 - 2002*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the Assistant to the Chief accountant***

The period: ***2002 - 2003*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the Acting as Chief accountant***

The period: ***2003 - present*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the Chief accountant***
Phone: **(863238-53-58**
Fax: **(863238-53-66, 238-51-66**

The period: ***2005 - present*** Organization: ***JSC "SA Markinskoye"***
Field of activity: ***agriculture***
Post: ***the Member of Board of Directors***

6. Fedorov Nikolay Vladimirovich,
Year of birth: ***1960***
Education: ***higher***

Share in an authorized capital of the Emitter: ***0%***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1998 - 2003*** Organization: ***Branch of JSC "Rostovenergo"UEPS***
Field of activity: ***power***

Field of activity: ***power***
Post: ***the Deputy the General Director - Director of branch of the main networks***

The period: ***2005 - present*** Organization: ***Southern branch of JSC «МРСК Ц and СК»***
Field of activity: ***power***
Post: ***the Deputy the General Director***

The period: ***2005 – present*** Organization: ***JSC "SA Markinskoye"***
Field of activity: ***agriculture***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** Organization: ***JSC "Rostovenergoavtotrans"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

7. Mihajlovsky Vladimir Vladimirovich,
Year of birth: ***1944***
Education: ***higher***

Share in an authorized capital of the Emitter: ***0%***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1994 - 2003.***
The organization: ***Branch of JSC "Rostovenergo" Rostovenergonaladka***
Field of activity: ***power***
Post: ***Director***

The period: ***2003 - 2005***
The organization: ***Branch of JSC "Rostovenergo" RTEC-2***
Field of activity: ***power***
Post: ***Director***

The period: ***2005 - 2005***
The organization: ***JSC "Rostov generating company"***
Field of activity: ***power***
Post: ***the Executive Director***

The period: ***2005 - present***
The organization: ***JSC "Rostovenergonaladka"***
Field of activity: ***power***
Post: ***the General Director***

8. Golubchik Sergey Valerjevich,
Year of birth: ***1972***
Education: ***higher***

Share in an authorized capital of the Emitter: ***0%***
Shares in affiliated / dependent societies of the Emitter: ***has no share***

Posts for last 5 years:

The period: ***1997 - 2000***
The organization: ***Branch of JSC "Rostovenergo" Rostovenergospetsremont***

The period: ***2000 - 2004*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the Legal Adviser, the Deputy the Chief of a legal department.***

The period: ***2004 - present*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***the Chief of the Centralized legal department***

The period: ***2005 - present*** Organization: ***JSC "Resting house Energetik"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The person who carries out functions of the individual executive body of the Emitter: ***Kushnarev Feodor Andreevich***
All **members of Board of Directors, non-executive directors and members of a revision committee** among themselves are not relatives.

5.3. Data on a rate of commission, privileges and-or refund of charges on each controls of the Emitter

Board of Directors
The sum of incomes of all members of Board of Directors for 2004 – 2,666,921 rubles, for accounting quarter – 181,888.2 rubles.
According to Regulations about Board of Directors, compensation of members of Board of Directors is determined on the basis of Regulations about payment to members of Board of Directors of JSC "Rostovenergo" of compensations and indemnifications:

Compensation is paid for participation in session of Board of Directors (irrespective of the form of its carrying out) to a member of Board of Directors of the Company at a rate of the fivefold sum of the minimal monthly tariff of the working first category established by the branch tariff agreement as for date of carrying out of session of Board of Directors of the Company.

At acceptance by General meeting of shareholders of the decision on dividend payout for common shares of the Company by results of one fiscal year (or by results of a first quarter / half-year / nine months), compensation which amount pays off with allowance for the amount of the dividends declared by the Company for common shares and quantities of sessions in which the member of Board of Directors took part, is paid to a member of Board of directors according to the following formula:

$$S = \frac{d \cdot n}{k^* \cdot x \cdot m}, \text{ где}$$

For JSC "Rostovenergo" k* = 100.
S - the sum of compensation for one member of Board of Directors by results of one fiscal year (or by results of a first quarter / half-year / nine months).

d - the sum which is directed according the resolution of the General meeting of shareholders on dividend payout by results of fiscal year (or by results of a first quarter / half-year / nine months);

n – quantity of sessions of Board of Directors, in which the member of Board of Directors took part (irrespective of the form of their carrying out) during the period between general meetings of shareholders on which it is made a decision on dividend payout on ordinary stocks of the Company;

x – number of members of Board of Directors under the Charter;

m – quantity of sessions of Board of Directors during the period between General meetings of shareholders (irrespective of the form of their carrying out) on which the decision was made on dividend payout on common shares of the Company.

Board
[illegible] for 2004 – 4,178,295 руб. for accounting quarter – 259,772.60

Incomes of non-executive directors in 2004 develop of their incomes as regular employees of the Company, as well as from the compensation determined on results of year by Board of Directors according to the Contract on performance of functions of the non-executive director:

To the non-executive director's monthly compensation is established at the rate of 10 % from his official salary. The rate of commission increases for actual growth of a consumer price index according to the branch tariff agreement.

5.4. Data on structure and the competence of bodies of the control over financial and economic activity of the Emitter

Article 23 of the Charter. A revision committee and the Auditor of the Company

23.1 For control of financial and economic activity of the Company, by General meeting of shareholders the Revision committee of the Company is elected for the term till the following annual General meeting of shareholders.

In case of election of the Revision committee of the Company at an extraordinary General meeting of shareholders, members of the Revision committee are considered as to elected for the period till the date of carrying out of annual General meeting of shareholders of the Company.

The quantitative structure of the Revision committee of the Company is made by 5 (Five) person.

23.2 Under the resolution of the General meeting of shareholders of the Company, power of all or separate members of the Revision committee of the Company can be stopped ahead of schedule.

23.3 To the competence of the Revision committee of the Company concerns:

1) Confirmation of reliability of the data contained in the annual report, the balance sheet, loss and gain account of the Company;

2) Financial analysis of the Company, revealing of reserves of improvement of a financial condition of the Company and development of recommendations for managerial bodies of the Company;

3) The organization and realization of audit of financial and economic activity of the Company, in particular:

4) Check (audit) of financial, accounting, payment-settlement and other documentations of the Company connected to realization by the Company of financial and economic activity, for its conformity to the legislation of the Russian Federation, to the Charter, internal and other documents of the Company;

5) The control over safety and use of permanent assets;

6) The control over observance of the established order of write-off on losses of the Company of debts of insolvent debtors;

7) The control over an expenditure of money resources of the Company according to the authorized business-plan and the budget of the Company;

8) The control over formation and use reserve and other special funds of the Company;

9) Check of correctness and timeliness of charge and dividend payout under shares of the Company, interests under bonds, and incomes under other securities;

10) Check of performance the given before instructions on elimination of infringements and the lacks revealed by the previous checks (audits);

11) Realization of other actions connected to checking of financial and economic activity of the Company.

23.4 All decisions on the questions related to the competence of the Revision committee are accepted by working majority of voices from the general number of its members.

23.5 The Revision committee of the Company has the right, and in case of revealing gross infringements in financial and economic activity of the Company is obliged to demand convocation of extraordinary General meeting of shareholders of the Company.

23.6. The order of activity of the Revision committee of the Company is determined by the internal document of the Company confirmed General meeting of shareholders of the Company.

According to the decision on carrying out of check (audit), the revision committee has the right to involve for carrying out of check (audit) experts in corresponding fields of law, economy, finance, book keeping, management, economic safety and others, including the specialized organizations.

23.7 Check (audit) of financial and economic activity of the Company can be carried out at any time under the initiative of the Revision committee of the Company, the resolution of General meeting of shareholders, Board of Directors of the Company or on demand of a shareholder (shareholders) of the Company owning in aggregate not less than 10 percent of voting shares of the Company.

акционеров ежегодно утверждает Аудитора Общества.

23.9 Размер оплаты услуг Аудитора определяется Советом директоров Общества.

23.10 Аудитор Общества осуществляет проверку финансово-хозяйственной деятельности Общества в соответствии с требованиями законодательства Российской Федерации и на основании заключаемого с ним договора.

23.11 По итогам проверки финансово-хозяйственной деятельности Общества Ревизионная комиссия Общества, Аудитор Общества составляют заключение, в котором должны содержаться:

23.8 For check and confirmation of the Annual financial reporting of the Company General meeting of shareholders annually approves the Auditor of the Company.

23.9 The size of payment of services of the Auditor is determined by Board of Directors of the Company.

23.10 Auditor of the Company carries out check of financial and economic activity of the Company according to requirements of the legislation of the Russian Federation and on the basis of the contract concluded with him.

23.11 On results of check of financial and economic activity of the Company the Revision committee of the Company, the Auditor of the Company make the conclusion which should contain:

- Confirmation of reliability of the data contained in reports and other financial instruments of the Company;
- The information on the facts of infringement by the Company established by elements of law of the Russian Federation about book-keeping and representation of the financial reporting, and also elements of law of the Russian Federation at realization by the Company of financial and economic activity.

The order and terms of drawing up of the conclusion on results of check of financial and economic activity of the Company are determined by elements of law of the Russian Federation and internal documents of the Company.

The internal control over financial and economic activity of JSC "Rostovenergo" is carried out by the group of internal audit (GIA). Term of work of the department is not limited.

Structure of GIA includes the chief and two experts on book keeping and the taxation.

The basic functions of group of internal audit are check of correctness and reliability of book-keeping and the reporting, conformity of financial and economic operations made by branches and affiliated joint-stock companies to legislative acts and a registration policy of JSC "Rostovenergo", correctness of computation of taxes and observance of the tax laws, safety of money resources and material assets, performance of instructions on the remedial action, revealed by the previous check. The group of internal audit submits directly to the General Director of JSC "Rostovenergo". GIA carries out interaction with:

- the Department of job management and wages - on questions of the list of staff and awarding;
- the staff Department - on questions of granting of holidays;
- the Accounts Department of Open Society " Ростовэнерго " - by results of checks;
- the Exchequer - on timeliness of payments transfer;
- the economical Department - seriatim definitions of the cost price and formation of expenses.

5.5. The information on the persons included to bodies of the control over financial and economic activity of the Emitter

Structure of the Revision committee

1. Baitov Anatoly Valerjevich

Year of birth: 1977,
Education: higher

Posts for last 5 years:

The period: ***1999 - 2001***
The organization: ***Finance Management of Administration of Kurgan region***
Field of activity: ***management***
Post: ***the Leading expert of a control-auditing department***

The period: ***2002 - 2003*** Organization: ***Representation Tsentrenergo of RJSC "UES of Russia»***
Field of activity: ***power***
Post: ***the Adviser on work of revision committees***

The period: ***2003 - 2004*** Organization: ***Fund «Institute of professional directors»***
Field of activity: ***investment activity***
Post: ***the Chief of department.***

The period: ***2004 - present*** the Organization: ***JSC "FSK European Economic Community»***
Field of activity: ***power***
Post: ***the Deputy Head acting as the Head of Management of financial control and internal audit***
Common shares of the Emitter belonging to the specified person are not present.

2. Kuznetsova Galina Ivanovna
Year of birth: 1967,
Education: higher

The period: ***2000 - 2004*** Organization:***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Leading expert, the Main expert of Department of management of construction and reconstruction, Department of management of capital***

The period: ***2004 - present*** the Organization: ***JSC "FSK European Economic Community"***
Field of activity: ***power***
Post: ***the Main expert of management of financial control and internal audit***
Common shares of the Emitter belonging to the specified person are not present.

3. Sidorov Sergey Borisovich
Year of birth: 1951,
Education: higher

The period: ***1999 - 2004*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Chief of Department of financial audit***

The period: ***2004 - present*** the Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Chief of Department of internal audit CC***
Common shares of the Emitter belonging to the specified person are not present.

4. Kuzmin Olga Borisovna
Year of birth: ***1976,***
Education: ***higher***

The period: ***2000 - 2002*** Organization: ***JSC "Writing business"***
Field of activity: ***trade***
Post: ***the Bookkeeper, the Chief accountant***

The period: ***2002 - 2004*** Organization: ***JSC "Ular-audit "***
Field of activity: ***audit***
Post: ***the Auditor***

The period: ***2000 - 2002*** Organization: ***LC "Institute of problems of business"***
Field of activity: ***audit***

Field of activity: ***power***
Post: ***the Main expert of Department of the internal control and audit***
Common shares of the Emitter belonging to the specified person are not present.

5. Kirichuk Vladimir Vasiljevich
Year of birth: 1970,
Education: higher
The period: ***2001 - present*** the Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Main expert, the Leading expert, the examiner - in - chief of a department of awards and social programs of Department of management of the personnel***
Common shares of the Emitter belonging to the specified person are not present.

There are no relationship between any member of body of the Emitter for the control over its financial and economic activity and other members of bodies of the Emitter under the control over its financial and economic activity, members of board of directors (supervisory council) of the Emitter, members of a joint executive body of the Emitter, the person, holding a post the individual executive body of the Emitter.

5.6. Data on a rate of commission, privileges and / or refund of charges on body of the control over financial and economic activity of the Emitter

In connection with that members of the Revision committee are again elected on the next annual shareholder's meeting conducted on 31.05.05, the rate of commission is as follows:
Baitov Anatoly Valerjevich - 0 rubles;
Kuznetsova Galina Ivanovna - 0 rubles;
Sidorov Sergey Borisovich - 49140 rubles;
Kuzmin Olga Borisovna - 32760 rubles;
Kirichuk Vladimir Vasiljevich - 0 rubles.

Incomes of members of the Revision committee in an accounting period develop of compensation on the basis of Regulations about to payment to members of the Revision committee of JSC "Rostovenergo" of compensations and indemnifications:
Lumpsum compensation is paid for participation in check (audit) of financial and economic activity to a member of the Revision committee at a rate of the triple sum of the minimal monthly tariff of the working at first category with allowance for to the indexation established by the branch tariff agreement.
Supplementary fee can be paid for each carried out check (audit) financial and economic activities of the Company to members of the Revision committee in amount up to the twentyfold sum of the minimal monthly tariff of the working at first category with allowance for to the indexation established by the branch tariff agreement.

5.7. The data on number and the generalized data on education and on structure of employees (workers) of the Emitter, as well as on change of number of employees (workers) of the Emitter

Data on average number of workers of a power supply system, the amount of deductions for wages and social security.

Parameter	Accounting period	Similar period of the last year
Average number of workers, people	5616	9976
Share of employees of the Emitter with higher occupational education, %	63,3	48,03
Volume of the money means directed on payment, thousand rubles	-	-
Volume of the money means directed on social security, thousand rubles	-	-

Reduction of number in the accounting period in comparison with the previous period of the last year is due to the following factors: as a result of reforming the power supply system from JSC "Rostovenergo" 4 companies were allocated and the quantity of branches has decreased.

5.8. Data on any purchase funds before the employees (workers), concerning their participation opportunity in authorized (shared) capital (co-op share fund) of the Emitter

Such obligations **are not present.**

6. Data on participants (shareholders) of the Emitter and on the transactions accomplished by the Emitter in which fulfillment there was an interest

6.1. Data on total of shareholders (participants) of the Emitter

Total of shareholders (participants) - ***5057,***
Including:
Legal persons - ***43,***
among them: nominal holders - ***15***

Data on the participants (shareholders) of the Emitter owning not less than 5 percent its authorized of capital (co-op share fund) or not less than 5 percent of its common shares, and also data on participants (shareholders) of such persons owning not less than 20 percent authorized of the capital (co-op share fund) or not less than 20 percent of their common shares.

The name: ***LC "Deposit and corporate technologies"***
The location: ***17, building 1, Ramenki str., Moscow, 119607***
Mailing address: ***9, building 2, Vtoroy Khoroshevski lane, Moscow, 123007***
Share in the authorized capital of the Emitter: ***48.43 % (the nominal holder)***
Share of voting shares: 62.76 %
The shareholders (participants) owning not less than 5 percent of the authorized capital of the shareholder (participant) of the Emitter: ***RJSC "UES of Russia"***

The name: ***ING Depozitary \ "ING Bank (Eurasia) (JSC)"***
The location: ***31, Krasnaya Presnya str., Moscow, 123022***
Mailing address: ***31, Krasnaya Presnya str., Moscow, 123022***
Share in the authorized capital of the Emitter: ***27.05 % (the nominal holder)***
Share of voting shares: **24.32 %**
The nominal holder has not opened the information on the shareholders owning not less than 5 percent of the authorized capital.

The name: ***JSC "Deposit-clearing company"***
The location: ***13, Pervaya Tverskaya Yamskaya str., Moscow, 125047***
Mailing address: ***14/2, building 4, Staraya Basmannaya str., Moscow , 103064***
Share in the authorized capital of the Emitter: ***10.49 % (the nominal holder)***
Share of voting shares: **4.74 %**
The nominal holder has not opened the information on the shareholders owning not less than 5 percent of the authorized capital.

6.3. Data on a share of participation of the state or municipal establishment in the authorized capital (co-op share fund) of the Emitter, presence of the special right ("the gold share")

Share of an authorized capital of the Emitter, taking place in the state (municipal) property:
Such share is not present

The share of the Emitter fixed in the state (municipal) property:

Presence of the special right on participation of the Russian Federation, subjects of the Russian Federation, municipal establishment in management of the Emitter ("the gold share"):
It is not stipulated

6.4. Data on restrictions on participation in authorized (складочном) the capital (co-op share fund) of the Emitter
Restrictions on participation in the authorized capital of the Emitter **are not present.**

6.5. Data on changes in structure and the size of participation of shareholders (participants) of the Emitter owning not less than 5 percent its authorized of capital (co-op share fund) or not less than 5 percent of its common shares

as for 13.03.00 drawing up of the register of persons having the right on participation in General meeting of shareholders (participants) of the Emitter, conducted in 1999, was as follows:

The name: ***LC "Central Moscow depositary" (the nominal holder of RJSC "UES of Russia")***
Share of AC: ***48.43 %***

The name: ***JSC "Branswik Vaburg Nomins"***
re of AC: ***10.33 %***

The name: ***JSC "ABN AMRO Bank"***
Share of AC: ***7.53 %***

As for 02.05.01 drawing up of the register of persons having the right on participation in General meeting of shareholders (participants) of the Emitter conducted in 2000, was as follows:

The name: ***LC "Central Moscow depositary" (the nominal holder of RJSC "UES of Russia")***
Share of AC: ***48.43 %***

The name: ***ING Bank (Eurasia)***
Share of AC: ***10.46 %***

The name: ***JSC "Branswik Vaburg Nomins"***
Share of AC: ***8.94 %***

The name: ***Joint-Stock Company «Deposit-clearing company»***
re od AC: ***7.13 %***

As for 17.04.02 drawing up of the register of persons having the right on participation in general meeting of shareholders (participants) of the Emitter, conducted in 2001, was as follows:

The name: ***LC "Central Moscow depositary" (the nominal holder of RJSC "UES of Russia")***
Share of AC: ***48.45 % (the nominal holder)***

The name: ***ING Bank (Eurasia)***
Share of AC: ***12.02 % (the nominal holder)***

The name: ***JSC "Branswik Vaburg Nomins"***
Share of AC: ***7.95 % (the nominal holder)***

The name: ***Joint-Stock Company «Deposit-clearing company»***
Share of AC: ***7.07 % (the nominal holder)***

The name: ***LC "Central Moscow depositary" (the nominal holder of RJSC "UES of Russia")***
Share of AC: ***48.45 %***

The name: ***ING Depozitary \ "ING Bank (Eurasia) (JSC)"***
Share of AC: ***20.68 %***

As for 09.04.04 drawing up of the register of persons having the right on participation in General meeting of shareholders (participants) of the Emitter, conducted in 2003, was as follows:

The name: ***LC "Central Moscow depositary" (the nominal holder of RJSC "UES of Russia")***
Share of AC: ***48.45 %***

The name: ***ING Depozitary \ "ING Bank (Eurasia) (JSC)"***
Share of AC: ***29.55 %***

As for 20.09.04 drawing up of the register of persons having the right on participation in general meetings of shareholders of allocated societies was as follows:

The name: ***LC "Central Moscow depositary" (the nominal holder of RJSC "UES of Russia")***
re of AC: ***48.43 %***

The name: ***ING Depozitary \ "ING Bank (Eurasia) (JSC)"***
Share of AC: ***29.46 %***

The name: ***Joint-Stock Company «Deposit-clearing company»***
Share of AC: ***7.54 %***

As for 13.11.04 drawing up of the register of persons having the right on participation in an extraordinary correspondence shareholder's meeting on dividend payout on results of 9 months 2004:

The name: ***LC "Central Moscow depositary" (the nominal holder of RJSC "UES of Russia")***
Share of AC: ***48.43 %***

The name: ***ING Depozitary \ "ING Bank (Eurasia) (JSC)"***
Share of AC: ***29.46 %***

The name: ***Joint-Stock Company «Deposit-clearing company»***
re of AC: ***7.73 %***

As for 14.03.05 drawing up of the register of persons having the right on participation in an extraordinary correspondence shareholder's meeting, under the statement of the Charter, was accepted in a new wording:

The name: ***LC "Central Moscow depositary" (the nominal holder of RJSC "UES of Russia")***
Share of AC: ***48.43 %***

The name: The name: ***ING Depozitary \ "ING Bank (Eurasia) (JSC)"***
Share of AC: ***29.46 %***

The name: ***Joint-Stock Company «Deposit-clearing company»***
Share of AC: ***7.73 %***

As for 15.04.05 drawing up of the register of persons having the right on participation at the next annual shareholder's meeting on results of 2004 was as follows:

The name: ***LC "Central Moscow depositary" (the nominal holder of RJSC "UES of Russia")***

Share of AC: *27.27 %*

The name: ***Joint-Stock Company «Deposit-clearing company»***
Share of AC: ***10.47 %***

6.6. Data on the transactions accomplished by the Emitter in which fulfillment was the interest

Transactions, in which fulfillment the interest was, **were not carried out.**

6.7. Data on the amount of debt receivable

As of the end of accounting quarter

Kind of debt receivable	Term of payment approach	
	Till one year	More
Debt receivable of buyers and customers, thousand rubles	392413	-
Including delayed, thousand rubles	-	-
Debt receivable under notes receivable, thousand rubles	-	-
Including delayed, thousand rubles	-	-
Debt receivable of participants (founders) on payments in authorized the capital, thousand rubles	-	-
Including delayed, thousand rubles	-	-
Debt receivable in the advance payments given, thousand rubles	24414	-
Including delayed, thousand rubles	-	-
Other debt receivable, thousand rubles	241737	1701
Including delayed, thousand rubles	-	-
Total, thousand rubles	658564	1701
Including total delayed, thousand rubles	-	-

7. Accounts of the Emitter and other financial information

7.1. Annual accounts of the Emitter

The appendix
To the order of the
Ministry of
Finance of the
Russian Federation
of 22.07.03 N 67 н

BALANCE SHEET
According the internal standard of
RJSC "UES of Russia"

of December, 31, 2004

	CODES
Form N1 on ОКУД	**0710001**
Date [year, month, day]	I I

Joint-Stock Company "Rostov Joint-Stock Company of Power and Electricity"
INT 6164102637

Kind of activity - industry	on ОКВЭД	**4010412**
The organizational - legal form \ a pattern of ownership	on ОКОПФ\ОКФС	**47 / 49**
Unit of measurements thousand rubles	on ОКЕИ	**384**

Address: **49, Bolshaya Sadovaya str., Rostov-on-Don, 344007**

Date of the statement	
Date of sending [acceptance]	

ACTIVE	Note	Code	Code	Beginning of one fiscal year	End of fiscal year
1	A		2	3	4
I. NON-NEGOTIABLE ACTIVES					
Non-material assets		110	110	4 100	4 097
Including:					
Rights on patents, programs, trade marks (service marks),					
Others similar with listed rights and actives		111	111	-	-
Organizational expenses		112	112	-	-
Business reputation of the organization		113	113	-	-
Other kinds of non-material assets		114	114	-	-
Results of research and development		115	115	4 100	4 097
Permanent assets		120	120	9 863 419	9 495 460
Including:					
The ground areas and objects of wildlife management		121	121	11	11
Buildings, machines and equipment, constructions		122	122	9 685 405	9 425 882
Other kinds of permanent assets		123	123	178 003	69 567
Uncompleted construction		130	130	263 364	404 363
Including:					
The equipment to installation		*13001*	*13001*	2 348	2 636
Investments in non-negotiable actives		*13002*	*13002*	261 016	401 727
Profitable investments in material assets		135	135	-	-
Including:					
Property for transfer to leasing		136	136	-	-
Property given by agreement hire		137	137	-	-
Long-term financial investments including:		140	140	161 227	752 852
Investments into affiliated companies		141	141	-	595 281
Investments into dependent companies		142	142	67 005	64 005
Investments into other organizations		143	143	25 757	26 541
The loans given to organizations for the term of more than 12 months		144	144	27 592	26 152
Other long-term financial investments		148	145	40 873	40 873
FOR the SUMMARY REPORTING					
Business reputation of affiliated societies		146	146	-	-
Estimation of participation of parent organization in a dependent company		147	147	-	-

Joint-Stock Company "Rostov Joint-Stock Company of Power and Electricity"
INT 6164102637

ACTIVE	Note	Code	Code	Beginning of one fiscal year	End of fiscal year
1	A		2	3	4
II. NEGOTIABLE ASSETS					
Stocks		210	210	212 016	131 446
Including:					
Raw material, materials and other similar values		211	211	127 475	108 570
Including:					
Black oil		*21101*	*21101*	30 826	30 826
Coal		*21102*	*21102*	-	-
Diesel fuel		*21103*	*21103*	-	-
Other technological fuels		*21104*	*21104*	147	-
Spare parts		*21105*	*21105*	32 107	30 863
Other raw material and materials		*21107*	*21107*	64 395	46 881
Animals on cultivation		212	212	20 801	-
Expenses in work in progress		213	213	38 509	-
Finished goods and goods for resale		214	214	7 046	840
The goods shipped		215	215	-	-
Charges of the future periods		216	216	18 185	22 036
Other stocks and expenses		217	217	-	-
The value-added tax on the got values		220	220	161 001	152 626
From them					
The VAT at purchases of the electric power through Federal Wholesale Electric Power Market		*22001*	*22001*	22 563	56 187
Debt receivable (payments on which are [illegible]ected more [illegible]n in 12 months after accounting date)		230	230	63 921	64 303
Including:					
Buyers and customers		231	231	-	-
From them:					
Financed from the federal budget		*23101*	*23101*	-	-
Subjects of the Russian Federation financed from budgets		*23102*	*23102*	-	-
Financed from local budgets		*23103*	*23103*	-	-
Other buyers and customers		*23104*	*23104*	-	-
Notes receivable		232	232	-	-
Debts of affiliated and dependent companies		233	233	-	-
Advance payments given		234	234	-	-
Other debtors		235	235	63 921	64 303

ACTIVE	Note	Code	Code	Beginning of one fiscal year	End of fiscal year
1	A		2	3	4
within 12 months after accounting date)		240	240	700 686	799 757
Including:					
Buyers and customers		241	241	409 401	508 181
From them:					
At sale of the electric power through Federal Wholesale Electric Power Market inside group		*24101*	*24101*	275	-
Intermediaries at sale electric and thermal energy		*24102*	*24102*	39 114	24 600
The organizations financed from the federal budget		*24103*	*24103*	4 713	13 236
The organizations financed from budgets of regions of the Russian Federation		*24104*	*24104*	6 570	907
The organizations financed from local budgets		*24105*	*24105*	88 405	158 525
Other consumers electric and thermal energy		*24106*	*24106*	220 038	249 964
Debts on an abonent payment		*24107*	*24107*	-	-
Other buyers and customers		*24108*	*24108*	50 286	60 949
II. NEGOTIABLE ASSETS					
Notes receivable		242	242	-	-
Debts of affiliated and dependent companies		243	243	-	-
Debts of participants (founders) on payments in authorized capital		244	244	-	-
Advance payments given		245	245	42 088	131 526
Including:					
To suppliers electric and thermal energy		*24501*	*24501*	29 551	92 997
To suppliers of fuel		*24502*	*24502*	1 033	35 707
To suppliers of materials		*24503*	*24503*	6 779	396
[illegible] the building organizations		*24504*	*24504*	77	57
To the repair organizations		*24505*	*24505*	6	7
To suppliers of services		*24506*	*24506*	4 006	2 152
Other advance payments given		*24507*	*24507*	636	210
Other debtors		246	246	249 197	160 050
Including:					
Under fines, penalties, penalties under contracts		*24601*	*24601*	33 333	29 945
Overpayment under taxes in the federal budget		*24602*	*24602*	3 204	1 004
Overpayment under taxes in budgets of subjects of the Russian Federation		*24603*	*24603*	5 458	12 115
Overpayment under taxes in local budgets		*24604*	*24604*	47 496	7 966
[illegible] payments in the state		*2460*			

Debts against RJSC "UES of Russia" on engineering services		*24607*	*24607*	-	-
Debts of RJSC "UES of Russia" on engineering services		*24608*	*24608*	-	-
Debts against RJSC "UES of Russia" on the DRW		*24609*	*24609*	-	-
Debts of RJSC "UES of Russia" on the DRW		*24610*	*24610*	-	-
Other debtors		*24611*	*24611*	158 696	108 472
Short-term financial investments		250	250	12	4 900
Including:					
The loans given to the organizations for the term less than 12 months		251	251	-	-
Other short-term financial investments		253	253	12	4 900
Money resources		260	260	99 139	6 577
Including:					
Cash department		261	261	252	137
Settlement accounts		262	262	68 165	1 068
Currency accounts		263	263	-	-
Other money resources		264	264	30 722	5 372
Including:					
Separate accounts in banks		*26401*	*26401*	28 196	5 274
Monetary documents		*26402*	*26402*	212	98
Translations in transit		*26403*	*26403*	2 314	-
Other negotiable assets		270	270	-	-
Including:					
Internal calculations on routine transactions		*27002*	*27002*	-	-
Internal calculations on construction		*27003*	*27003*	-	-
Internal calculations on the DRW		*27004*	*27004*	-	-
Internal calculations under the estimate of protection of objects		*27006*	*27006*	-	-
Internal calculations under the VAT		*27007*	*27007*	-	-
Other negotiable assets		*27005*	*27005*	-	-
TOTAL on section II		290	290	1 236 775	1 159 609
Balance		300	300	11 533 745	11 824 193

PASSIVE	Note	Code	Code	Beginning of the fiscal year	End of the fiscal year
1	A		2	3	4
III. CAPITAL AND RESERVES					
Authorized capital		410	410	4 054 502	4 054 502
Including:					
Shares exclusive		*41001*	*41001*	925 737	925 737

The own shares redeemed from shareholders	411	415	-	-
Added capital	420	420	5 219 700	5 001 478
Calculations on the allocated property	423	423	-	-
Reserve capital	430	430	8 562	33 361
Including:				
The reserves formed according to the legislation	431	431	8 562	33 361
The reserves formed according to constituent documents	432	432	-	-
Target financing	450	450	-	-
Rest (the uncovered loss)	470		1 094 804	1 505 334
Rest of the last years		460	1 181 550	1 313 343
The uncovered loss of the last years		465	(86 746)	(86 746)
Rest of fiscal year		470	-	278 737
The uncovered loss of fiscal year		475	-	-
TOTAL on section III	490	490	10 377 568	10 594 675
FOR the SUMMARY REPORTING				
Business reputation of affiliated companies	495	495	-	-
…re of minority	500	500	-	-
…V. LONG-TERM LIABILITIES				
Loans and credits	510	510	78 886	21 543
Including:				
Credits of banks subjected to repayment More than in 12 months after accounting date	511	511	-	-
The loans subjected to repayment More than in 12 months after accounting date	512	512	78 886	21 543
The postponed tax obligations	515	515	68 302	115 490
Other fixed liabilities	520	520	41 282	14 175
Including:				
Accounts payable of suppliers and contractors	52001	52001	-	-
Accounts payable before social funds	52002	52002	5	-
Including:				
To pension fund of the Russian Federation	52003	52003	-	-
…fund of obligatory medical insurance	52004	52004	4	-
To fund of employment	52005	52005	-	-
To fund of social insurance	52006	52006	1	-
Under fines and penalties to the state inappropriate funds	52007	52007	-	-
Accounts payable before the budget (restructured taxes)	52008	52008	36 157	13 679
From it:				
To the federal budget	52009	52009	72	-
To budgets of subjects of the Russian Federation	52010	52010	34 000	12 752
To local budgets	52011	52011	2 085	927
Accounts payable under the profit tax on	5202			

		1			
To budgets of subjects of the Russian Federation		52022	*52022*	662	97
To local budgets		52023	*52023*	2 792	279
Other fixed liabilities		52012	52012	109	-
TOTAL on section IV		590	590	188 470	151 208
V. SHORT-TERM LIABILITIES					
Loans and credits		610	610	-	35 441
Including:					
The credits of banks subjected to repayment during 12 months after accounting date		611	611	-	35 441
The loans subjected to repayment during 12 months after accounting date		612	612	-	-

PASSIVE	Note	Code	Code	Beginning of the fiscal year	End of the fiscal year
1	A		2	3	4
Accounts payable		620	620	863 925	870 723
Including:					
Suppliers and contractors		621	621	342 939	296 876
From them:					
To suppliers of the electric power through Federal Wholesale Electric Power Market		62101	*62101*	6 792	3
To the other suppliers of electric and thermal energy		62102	*62102*	-	-
To suppliers of gas		62103	*62103*	7 005	-
To suppliers of black oil		62104	*62104*	-	-
To suppliers of coal		62105	*62105*	-	-
To suppliers of other fuels		62112	*62112*	514	-
To the building organizations		62106	*62106*	186 872	157 879
To the repair organizations		62107	*62107*	15 953	7 297
On abonent payment of RJSC"UES of Russia"		62108	*62108*	-	8 295
Debts to Concern Rosenergoatom		62110	*62110*	-	-
Debts of the APP		62111	*62111*	-	-
To other suppliers and contractors		62109	*62109*	125 803	123 387
On abonent payment of JSC "SO JDM UES"		62113	*62113*	-	15
On abonent payment of JSC "FNC"		62114	*62114*	-	-
Bills to payment		626	622	-	-

Including:				
Current	62201	62401	97 130	100 139
Delayed	62202	62402	-	-
Debts against the state and inappropriate funds	623	625	32 363	27 793
Including:				
To pension fund of the Russian Federation	62301	62501	26 485	22 627
To fund of obligatory medical insurance	62302	62502	3 352	2 861
To fund of employment	62303	62503	-	-
To fund of social insurance	62304	62504	1 791	2 265
Under fines and penalties in the state inappropriate funds	62305	62505	735	40
Debts ob taxes	624	626	97 616	87 504
bts current	62410	62610	97 616	87 504
Including:				
To the federal budget	62401	62601	51 310	47 339
To budgets of subjects of the Russian Federation	62402	62602	25 090	26 377
To local budgets	62403	62603	21 216	13 788
Tax due under the profit tax on transitional base	62420	62620	-	-
Including:				
To the federal budget	62421	62621	-	-
To budgets of subjects of the Russian Federation	62422	62622	-	-
To local budgets	62423	62623	-	-
vance payments received	627	627	148 253	133 212
Including:				
From consumers of the electric power through Federal Wholesale Electric Power Market	62701	62701	-	-
From other consumers electric and thermal energy	62702	62702	146 807	132 600
The other received advance payments	62703	62703	1 446	612
Other creditors	625	628	145 624	225 199
Including:				
The VAT in outstanding production	62501	62801	85 959	95 661
Debts to inappropriate fund of research and development	62502	62802	1	-
Debts against RJSC "UES of Russia" on engineering services	62504	62804	12 514	12 514
Debts of RJSC "UES of Russia" on engineering	62505	62805		

Debts of RJSC "UES of Russia" of DRW		*62507*	*62807*	-	-
Other creditors		*62508*	*62808*	47 150	117 024
PASSIVE	Note	Code	Code	Beginning of the fiscal year	End of the fiscal year
1	A		2	3	4
Debts to participants (founders) on payment of incomes		630	630	4 998	8 507
Incomes of the future periods		640	640	98 784	91 858
Reserves of forthcoming charges and payments		650	650	-	71 781
Other current liabilities		660	660	-	-
Including:					
Internal calculations on routine transactions		*66002*	*66002*	-	-
Internal calculations on construction		*66003*	*66003*	-	-
Internal calculations on the DRW		*66004*	*66004*	-	-
Internal calculations under the estimate of protection of objects		*66006*	*66006*	-	-
Internal calculations under the VAT		*66007*	*66007*	-	-
Other current liabilities		*66005*	*66005*	-	-
TOTAL on section V		690	690	967 707	1 078 310
BALANCE		700	700	11 533 745	11 824 193

The information on presence of the values which are taken into account on out-balanced accounts

ACTIVE	Note	Code	Code	Beginning of the fiscal year	End of the fiscal term
The rented permanent assets		910	910	197	29 464
Including on leasing		911	911	-	-
The commodities and materials accepted on safekeeping		920	920	11 821	14 745
The materials accepted in processing		925	925	-	-
The goods accepted on the commission		930	930	-	-
The equipment accepted for installation		935	935	-	-
The debts of insolvent debtors written off at a loss		940	940	121 807	164 344
Maintenance of obligations and payments received		950	950	65 255	62 275
Maintenance of obligations and payments given		960	960	-	30 000
Deterioration of permanent assets		970	970	3 664	3 148
Deterioration of objects of an external accomplishment and other similar objects		980	980	-	-
Forms of the strict reporting		991	990	-	28
The permanent assets leased		992	992	-	10 948
The property which is taking place in the federal property		993	993	1 228	1 355
The non-material assets received in using		990	995	-	-

The Income and Loss statement
For 12 months of 2004

		CODES
	Form N2 on ОКУД	**0710002**
	Date (year, month, day)	
Company JSC "Rostovenergo"	on ОКПО	**00104024**
Identity number of the tax bearer	ИНН	**6164102637**
Kind of activity - industry	on ОКДП	**4010412**
The organizational - legal form \ a pattern of ownership	on ОКОПФ\ОКФС	**47 / 49**
Unit of measurements thousand rubles	on ОКЕИ	**384**

Address: 49, Bolshaya Sadovaya str., Rostov-on-Don, 344007

Parameter	Note	Code	Beginning of the fiscal year	Similar period of the last year
1	A	2	3	4
1. Incomes and charges by usual kinds of activity				
Proceeds (net) from sale of goods, production, works, services (behind a minus of the tax to added value, excises and similar obligatory payments),		010	10 046 128	9 612 101
Including from sale:				
The electric power to internal consumers		011	8 646 216	8 038 483
The electric power on export		012	-	-
Thermal power		013	1 263 137	1 207 685
Abonent payment (for RJSC "UES of Russia")		014	-	-
The other goods, production, works, services of industrial character		015	102 226	216 354
The other goods, production, works, services of non-industrial character		016	34 549	149 579
The goods, production, works, services on primary activity (for institutes)		017	-	-
The cost price of the sold goods, production of works, services		020	(9 014 827)	(8 666352)
Including sold:				
The electric power to internal consumers		021	(7 664 578)	(7 187 050)
The electric power on export		022	-	-
Thermal power		023	(1 235 375)	(1 116 527)
Abonent payment (for RJSC "UES of Russia")		024	-	-
The other goods, production, works, services of industrial character		025	(79 322)	(195 938)
The other goods, production, works, services of non-industrial character		026	(35 552)	(166 837)

Commercial charges		030	-	-
Administrative expenses		040	-	-
Profit (loss) on sales		050	1 031 301	945 749
II. Operational incomes and charges				
Interests to reception		060	-	85
Interests to payment		070	(4 119)	(3 195)
Incomes of participation in other organizations		080	1 508	2 285
Other operational incomes.		090	381 765	2 361 800
Other operational charges		100	(528 806)	(2 475 523)
III. Non-trade incomes and charges				
Non-trade incomes		120	26 740	82 572
Non-trade charges		130	(245 889)	(147 551)
Profit (loss) up to the taxation		140	662 500	766 222
The postponed tax active		143	2 952	2 885
The postponed tax obligation		144	(47 187)	(19 098)
The current profit tax		145	(183 575)	(206 134)
Other similar obligatory payments		146	7 741	(36 611)
e profit tax and other similar obligatory payments		150	(220 069)	(258 958)
Profit (loss) on usual activity		160	442 431	507 264
IV. Extreme incomes and charges.				
Extreme incomes		170	8 768	12 864
Extraordinary charges		180	(2 578)	(24 149)
FOR the SUMMARY REPORTING				
the Capitalized income (loss)		184	-	-
Share of minority		185	-	-
Net profit (Rest (loss) of an accounting period		19010	**448 621**	**495 979**
To inform				
Constant tax obligations (actives)		200	67 694	40 980

Parameter	Note	Code	Beginning of one fiscal year	Similar period of the last year
1	**A**	**2**	**3**	**4**
TO INFORM FOR STRUCTURAL DIVISIONS OF RJSC "UES OF RUSSIA" ONLY				
V. Internal calculations				
The profit transferred by representations and branches to RJSC "UES of Russia"				
Including: from lines				
Line 140 Profit (loss) up to the taxation		19011	-	-
Line 150 the Profit tax and other similar obligatory payments ...		19012	-	-
Line 170 Extreme incomes		19013	-	-
Line 180 Extraordinary charges		19014	-	-
Net profit (Rest (loss) of an accounting period with allowance for received from branches				

The profit transferred by representations and branches to RJSC "UES of Russia" Including: from lines				
Line 140 Profit (loss) up to the taxation		19031	-	-
Line 150 the Profit tax and other similar obligatory payments ...		19032	-	-
Line 170 Extreme incomes		19033	-	-
Line 180 Extraordinary charges		19034	-	-
Net profit (Rest (loss) of an accounting period with allowance for transferred to RJSC "UES of Russia" (19031+19032+19033+19034)		**19040**	**-**	**-**
Net profit (Rest (loss) of the accounting period (19010+19020-19040)		**190**	**448 621**	**495 979**

(rubles)

Parameter	Note	Code	Beginning of the fiscal year	Similar period of the last year
1	A	2	3	4
TO INFORM				
Constant tax obligations (actives)			67 694,0000	40 980,0000
Base profit (loss) per share		201	0,1300	0,1400
Possible profit (loss) per share for the next accounting period		202	0,1300	0,1400

DECODING OF SEPARATE PROFITS AND LOSSES

Parameter	Note	Code	Beginning of the fiscal year	Similar period of the last year
1	A	2	3	4
Penalties recognized or on which a court decision (arbitration court) are received about their collecting profit		210	8 684	11 272
Loss		211	48	27
Profit (loss) of the last years profit		220	11 666	49 983
loss		221	15 342	(4 259)
The compensation for damages, caused by default or inadequate discharge of the obligation profit		230	-	-
loss		231	-	-
Differences in exchange on operations in a foreign currency profit		240	1	30
loss		241	-	16

Write-off debt and accounts payable on which term of limitation of actions has expired				
profit		260	2 629	791
loss		261	64 654	194

Decoding of the form #2 "Income and Losses statement" **For 2004**
According to the internal standard of RJSC "UES of Russia"

On the finished product shipped index

Parameter	Note	Code	Beginning of the fiscal year	Similar period of the last year
1	A	2	3	4
Interests to payment		070	4 119	3 195
Including:				
Interests under credits, loans		07003	4 119	3 195
Other Interests to payment (Interests under bills, bonds, etc.)		07004	-	-
Other operational incomes		090	381 765	2 361 800
Including:				
From realization of permanent assets, except for apartments		09001	9 887	8 095
From realization of apartments		09002	551	667
From realization of MPS		09003	14 185	55 643
From realization of currency		09004	-	-
From realization of NNA		09005	-	-
From sale of securities		09006	344 032	1 472 327
From realization of other actives		09007	1 842	8 057
From joint activity		09009	-	-
Other operational incomes		09010	11 268	817 011
Other operational charges		100	528 806	2 475 523
Including:				
From realization of permanent assets, except for apartments		10001	8 681	7 585
From realization of apartments		10002	95	277
From realization of MPS		10003	12 577	53 740
From realization of currency		10004	-	-
From realization of NNA		10005	-	-
From sale of securities		10006	344 223	1 471 753
From realization of other actives		10007	671	8 051
The tax to militia		10011	1	439
The wealth tax		10012	91 372	86 564
The tax to resale of automobiles		10013	-	-
The tax to cleaning of territory		10014	-	19
The tax to advertising		10015	5	14
Subsequent payment to the budget under the profit tax		10016	-	5
The tax to operations with securities		10026	-	-
Gathering for the name "Russia"		10028	-	-
Other taxes		10017	15	17

The cancelled industrial orders		10020	-	-
Expenses for the manufacture which was not given to production		10021	-	563
Expenses on service of securities		10022	125	638
Reserve on doubtful debts		10024	-	-
Reserve under depreciation of financial investments		10025	-	-
Reserve under depreciation of material assets		10029	-	-
Reserve on stopped activity		10030	-	-
Reserve under the other contingent liabilities		10031	-	-
Leaving of actives without the income		10032	39	236
The VAT on free transferred property		10033	-	-
Assignation in the municipal property		10034	12 284	2 223
Other operational charges		10023	24 644	815 366

Parameter	Note	Code	Beginning of the fiscal year	Similar period of the last year
1	**A**	**2**	**3**	**4**
Non-trade incomes		120	26 740	82 572
Including:				
The profit of 2003 revealed in accounting period		12001	10 084	-
The profit of 2002 revealed in accounting period		12002	330	48 156
The profit of 2001 revealed in accounting period		12003	387	602
Profit till 01.01.2001, revealed in accounting period		12004	865	1 225
Penalties recognized or on which court decision (arbitration court) are received about their collecting		12005	8 684	11 272
Accounts payable more than three years		12008	2 629	791
Differences in exchange		12009	1	30
The property which has appeared in surplus by results of inventory		12010	-	594
Free received actives, except for FA and NNA		12011	-	3 648
The income of free received FA, determined when due hereunder		12012	3 307	2 995
Sum differences		12013	11	20
Other non-trade incomes		12014	442	13 239
Non-trade charges		130	245 889	147 551
Including:				
The loss of 2003 revealed in accounting period		13001	8 398	-
The loss of 2002 revealed in accounting period		13002	5 807	(11 760)
The loss of 2001 revealed in accounting period		13003	532	2 218
The loss till 01.01.2001, revealed in accounting period		13004	605	5 283
Penalties recognized or on which court decision (arbitration court) are received about their collecting		13005	48	27
State duties under economic contracts		13007	1 438	174
Debt receivable more than three years		13008	64 654	194
Differences in exchange		13009	-	16
Legal cost		13010	123	30
Sum differences		13011	14	2
Plunders, shortage		13021	48	411
Write-off MPR over natural loss rates		13022	24	6
Costs on executing producing		13024	28	-

Repayment of cost of workers' apartments		13027	-	-
Charges on carrying out of sports actions		13030	141	16
Charges on carrying out of cultural and educational actions		13031	-	46
Charges on charity		13032	14 538	14 902
Other non-trade charges		13029	146 239	131 731

Parameter	Note	Code	Beginning of one fiscal year	Similar period of the last year
1	**A**	**2**	**3**	**4**
The profit tax and other similar obligatory payments … …		150	220 069	258 958
Including:				
Profit tax and other similar payments		15001	161 799	176 878
profit tax on the basis of transitional		15005	4 600	4 600
Constant tax obligations		15006	67 694	40 980
Write-off DTA		15007	-	-
Write-off PTO		15008	-	-
Penalties STI,		15010	21	19
From them:				
Under the profit tax		15011	-	-
Under the VAT		15012	3	-
Under the wealth tax		15013	2	9
Under the other taxes		15014	16	10
Penalty STI		15020	3 931	1 011
From them:				
Under the profit tax		15021	291	854
Under the VAT		15022	3 436	-
Under the wealth tax		15023	41	38
Under the other taxes		15024	163	119
Penalty STI restructured (recognized in accounting year)		15050	593	35 400
From them:				
Under the profit tax		15051	-	-
Under the VAT		15052	-	-
Under the wealth tax		15053	17	1 542
Under the other taxes		15054	576	33 858
Penalties in state inappropriate funds,		15030	7	5
From them:				
Pension fund of the Russian Federation		15031	7	-
Fund of social insurance		15032	-	1
Fund of obligatory medical insurance		15033	-	4
Fund of employment		15034	-	-
Fines in state inappropriate funds,		15040	159	65
From them:				
Pension fund of the Russian Federation		15041	121	58
Fund of social insurance		15042	25	1
Fund of obligatory medical insurance		15043	13	6
Fund of employment		15044	-	-
Fines in the state inappropriate funds re-structured (recognized in accounting year)		15060	192	-
From them:				
Pension fund of the Russian Federation		15061	-	-
Fund of social insurance		15062	192	-
[illegible]		15063		-

Profit at write-off re-structured the fine under taxes		15070	(18 927)	-
Extreme incomes		170	8 768	12 864
Cover sums		17031	8 758	7 941
Cost of the material assets remaining from write-off as a result of extreme situations unsuitable to restoration and further use of actives		17032	10	2 192
Other extreme incomes		17033	-	2 731
Extraordinary charges		180	2 578	24 149
Cost of lost financial industrial values		18001	202	5 186
Losses from write-off caused by extreme events		18002	-	18 935
Other extraordinary charges		18005	2 376	28

THE REPORT ON CHANGE OF THE CAPITAL
2004

	CODES
Form N3 on ОКУД	0710003
Date [year, month, day]	| |
on ОКПО	00104024
ИНН	6164102637
on ОКВЭД	4010412
on ОКОПФ\ОКФС	47 / 49
on ОКЕИ	384

Company JSC "Rostovenergo"
Identity number of the tax bearer
Kind of activity - industry
The organizational - legal form \ a pattern of ownership

Unit of measurements thousand rubles
Address **49, Bolshaya Sadovaya str., Rostov-on-Don, 344007**

I. Change of Capital

Parameter	code	Authorized capital	Added capital	Reserve capital	Rest (the uncovered loss)	Total
1	2	3	4	5	6	7
The rest as for December, 31 of the year last previous	010	4 054 502	5 812 687	5 859	221 286	10 094 334
2003 (Previous year) Changes in the registration policy	011	x	x	x	-	-
Result from revaluation of objects of permanent assets	012	x	-	x	-	-
Changes of accountancy requirements	013	x	-	x	(47 229)	(47 229)
The rest for January, 1 of the previous year	020	4 054 502	5 812 687	5 859	174 057	10 047 105
Result from recalculation of foreign						

Deductions in reserve fund	030	x	x	2 703	(2 703)	-
Increase in amount of the capital for the account:	040	-	-	-	476 125	476 125
Additional share issue	041	-	x	x	x	-
Increases in a nominal value of shares	042	-	x	x	x	-
Reorganization of the legal person	043	-	x	x	-	-
Other	044	-	-	-	476 125	476 125
						-
Reduction of size of the capital for the account:	050	-	(576 257)	-	-	(576 257)
Reduction of face value of shares	051	-	x	x	x	-
Reduction of quantity of shares	052	-	x	x	x	-
Reorganization of the legal person	053	-	x	x	-	-
Other	054	-	(576 257)	-	-	(576 257)
The rest for December, 31 of the previous year	060	4 054 502	5 236 430	8 562	1 094 804	10 394 298
2004 (Fiscal year) Changes in the registration policy	061	x	x	x	-	-
Result from revaluation of objects of permanent assets	062	x	(16 730)	x	-	(16 730)
Changes of accountancy requirements	063	x	-	x	-	-
The rest for January, 1 of the previous year	100	4 054 502	5 219 700	8 562	1 094 804	10 377 568
Result from recalculation of foreign currencies	103	x	0	x	x	-
Net profit	105	x	x	x	448 621	448 621
Dividends	106	x	x	x	(231 514)	(231 514)
Deductions in reserve fund	110	x	x	24 799	(24 799)	-
Increase in amount of the capital for the account:	120	-	-	-	-	-
Additional share issue	121	-	x	x	x	-
Increases in a nominal value of shares	122	-	x	x	x	-
Reorganization of the legal person	123	-	x	x	-	-
Other	124	-	-	-	-	-
Reduction of size of the capital for the account:	130	-	(218 222)	-	218 222	-
Reduction of face value of shares	131	-	x	x	x	-
Reduction of quantity of shares	132	-	x	x	x	-
Reorganization of the legal person	133	-	x	x	-	-
Other	134	-	(218 222)	-	218 222	-
The rest for December, 31 of the fiscal year	140	4 054 502	5 001 478	33 361	1 505 334	10 594 675

II. RESERVES

	Code		arrived		
1	2	3	4	5	6
The reserves formed according to the legislation:					
The data of the previous year	150	5 859	2 703	-	8 562
The data of fiscal year	151	8 562	24 799	-	33 361
The reserves formed according to constituent documents:					
The data of the previous year	152	-	-	-	-
The data of fiscal year	153	-	-	-	-
Estimated reserves:					
[illegible]erve on doubtful debts					
The data of the previous year	160	-	-	-	-
The data of fiscal year	161	-	-	-	-
Reserve under depreciation of financial investments					
The data of the previous year	162	-	-	-	-
The data of fiscal year	163	-	-	-	-
Reserve under the obligations arising owing to a recognition of activity stopped					
The data of the previous year	164	-	-	-	-
The data of fiscal year	165	-	-	-	-
The reserve formed in connection with consequences of the conditional [illegible]s of economic activities					
The data of the previous year	166	-	-	-	-
The data of fiscal year	167	-	-	-	-
Reserve under depreciation of material assets					
The data of the previous year	168	-	-	-	-
The data of fiscal year	169	-	-	-	-
Other					
The data of the previous year	170	-	-	-	-
The data of fiscal year	171	-	-	-	-
Reserves of forthcoming charges: **Reserve on payment of the annual bonus**					
The data of the previous year	180	-	-	-	-
The data of fiscal year		-	71 781	-	71 781

The data of the previous year	182	-	-	-	-
The data of fiscal year	183	-	-	-	-
Reserve on payment of annual compensation for long service					
The data of the previous year	184	-	-	-	-
The data of fiscal year	185	-	-	-	-
Reserve on repair of permanent assets					-
The data of the previous year	186	-	-	-	-
The data of fiscal year	187	-	-	-	-
Other					
The data of the previous year	188	-	-	-	-
The data of fiscal year	189	-	-	-	-

INFORMATION

Parameter Name	code	Rest for the turn of the year	Rest for the close of the year
1	2	3	4
1) Pure actives	200	10 476 352	10 686 533

		From the budget		From inappropriate funds	
		For the fiscal year	For the previous year	For the fiscal year	For the previous year
		3	4	5	6
2) Received on charges by usual kinds of activity – total	210	156	992	-	-
Including:					
On payments for Chernobyl victims	211	99	115	-	-
[illegible]er	212	57	877	-	-
Capital investments in non-negotiable actives	220	-	-	-	-
Including:					
	221	-	-	-	-
	222	-	-	-	-

The Head

The Chief accountant

THE CASH FLOW STATEMENT
2004

	CODES
Form N4 on ОКУД	0710004
Date (year, month, day)	| |

Joint-Stock Company "Rostov Joint-Stock Company of Power and Electricity"
INT 6164102637

Kind of activity - industry	on ОКВЭД	**4 010 412**
The organizational - legal form \ a pattern of ownership		
Unit of measurements thousand rubles	on ОКОПФ/ОКФС	**47 / 49**
Address	on ОКЕИ	384

The address: 49, Bolshaya Sadovaya str., Rostov-on-Don, 344007

Parameter	Code	For the accounting period	For the similar period of the last year
1	2	3	4
The rest of money resources by the beginning of the fiscal year	010	96 613	220979
Flow of funds on operating performance			
The means received from buyers, customers	020	11 426 089	10 476 359
Receipt of the got foreign currency	030	53	29
Receipts on emergency	040	10 325	235
Receipt of money from the account inside the organization	045	16 492 793	20 817 617
...er earnings (receipts)	050	155 945	187 694
The money means directed:			
On payment of goods purchased, works, services, raw material and other negotiable assets	150	(7 913 862)	(6 545 086)
On a payment	160	(945 882)	(985 403)
On dividend payout, percent(interests)	170	(232 109)	(47 810)
On calculations under taxes and tax collections	180	(1 261 973)	(1 324 000)
Payments on emergency	181	-	-
Transfer from the account on the account inside the organization	182	(20 817 617)	(16 492 793)
Social payments	183	(2 327)	(2 649)
On other costs (payments)	190	(372 739)	(1 162 563)
Clean money means from operating performance	200	863 520	596 806
Flow of funds on investment activity			
...e receipt of objects of permanent assets and others non-...gotiable actives	210	11 497	1 589
The receipt of securities and other financial investments	220	-	-
The received dividends	230	1 777	2
Interest earned	240	-	-
Receipts from repayment of the loans given to other organizations	250	-	-
Other receipts	260	-	-
Purchase of the affiliated organizations	280	-	-
Purchase of objects of permanent assets, profitable investments and non-material assets	290	(177 913)	(156 991)
Purchase of securities and other financial investments	300	(100 771)	-
The loans given to other organizations	310	-	-
Other costs	320	(667 384)	(393 496)
Pure money means from investment activity	340	(932 794)	(548 896)
Flow of funds on financing activities			
Receipts from issue of shares or other share documents	350	-	-

Other earnings	380	-	-
Repayment of loans and credits (without percent)	390	(465 365)	(2 305 270)
Repayment of obligations on finance lease	400	-	-
Other costs	405	(848)	(1 052 137)
Pure money means from financing activities	410	(20 860)	(172 276)
Pure increase of money means and their equivalents	420	(90 134)	(124 366)
The rest of money resources as for the end of the accounting period	430	6 479	96 613
Degree of influence of changes of a foreign exchange in relation to ruble	440	1	(4)

The Head

The Chief accountant

THE APPENDIX TO THE BALANCE SHEET 2004

	CODES
Form N5 on ОКУД	O71OOO5
Date [year, month, day]	| |
on ОКПО	**00104024**
ИНН	**6 164 102 637**
on ОКВЭД	**4 010 412**
on ОКОПФ\ОКФС	**47 / 49**
on ОКЕИ	384

Company JSC "Rostovenergo"
Identity number of the tax bearer
Kind of activity - industry

The organizational - legal form \ a pattern of ownership
Unit of measurements thousand rubles
Address
The address: 49, Bolshaya Sadovaya str., Rostov-on-Don, 344007

Нематериальные активы

Parameter		Presence by the beginning of the fiscal year	Arrived	Left	Presence by the end of the fiscal year
Name	код				
1	2	3	4	5	6
Objects of intellectual property (exclusive licenses on results of an intellectual property)	010	-	-	-	-
Including: At patent holder on the invention, an industrial design, useful model	011	-	-	-	-
At the legal owner on programs of the computer, a database	012	-	-	-	-
At the owner on a trade mark and a	014	-	-	-	-

Organizational expenses	020	-	-	-	-
Business reputation of the company	030	-	-	-	-
Other	040	4 100	1 444	-	5 544
Total	045	4 100	1 444	-	5 544

Parameter		by the beginning of the fiscal year	by the end of the fiscal year
name	**code**		
1	2	3	4
total	050	-	1 447

Permanent assets

Parameter		Presence by the beginning of the fiscal year	Arrived	Left	Presence by the end of the fiscal year
name	code				
1	2	3	4	5	6
Buildings	110	2 471 680	168 982	(465 756)	2 174 906
Constructions and transfer devices	111	13 540 309	1 341 619	(1 120 501)	13 761 427
Machines and equipment	112	5 193 958	1 155 400	(1 103 467)	5 245 891
Vehicles	113	157 184	21 714	(35 033)	143 865
Industrial and economic stock	114	45 874	8 832	(23 305)	31 401
Working cattle	115	62	-	(62)	-
Productive cattle	116	90 347	-	(90 347)	-
Long-term plantings	117	1 960	-	(1 931)	29
Other kinds of permanent assets	118	2 382	254	(1 470)	1 166
The ground areas and objects of wildlife management	119	11	-	-	11
Capital investments on radical improvement of the grounds	120	-	-	-	-
Total	130	21 503 767	2 696 801	(2 841 872)	21 358 696

Parameter		By the beginning of the fiscal year	By the end of the fiscal year
Name	**код**		
1	2	3	4
Amortization of permanent assets total	140	11 640 348	11 863 236
including: Buildings and constructions	141	8 154 258	8 295 736
Machines, the equipment, vehicles	142	3 457 085	3 545 046
other	143	29 005	22 454
It is transferred on hire basis objects of permanent assets total	150	29 077	7 134
including: Buildings and constructions	151	15 923	5 049

objects of permanent assets transferred to preservation	155	-	189 553
objects of permanent assets received on hire basis total	160	-	29 464
в том числе: зданий и сооружений	161	-	8 520
машин, оборудования, транспортных средств	162	-	20 944
including	163	-	-
The objects of the real estate accepted in operation and being in process of the state registration	165	-	-

To inform	code	By the beginning of the fiscal year	By the end of the accounting period
	2	3	4
Result from revaluation of objects of permanent assets:	170	(16 730)	-
Initial (regenerative) cost	171	(27 481)	-
Amortization	172	(10 751)	-

	code	By the beginning of the fiscal year	By the end of the accounting period
	2	3	4
Change of cost of objects of permanent assets as a result of completion, additional equipments, reconstruction, partial liquidation	180	5 164 041	5 699 614

Profitable investments in material assets

Parameter		Presence by the beginning of one fiscal year	Arrived	Left	Presence on by end of a accounting period
Name	Code				
1	2	3	4	5	6
Property for transfer to leasing	210	-	-	-	-
The property given by agreement of hire	220	-	-	-	-
Other	230	-	-	-	-
Total	240	-	-	-	-
	код	By the	By the end of the accounting period		

1	2	3	4
Amortization of profitable investments in material assets	250	-	-

Charges on research, developmental and technological works

Kinds of works		Presence by the beginning of one fiscal year	Arrived	Left	Presence on the end of the accounting period
Parameter	Code				
1	2	3	4	5	6
In total	310	4 100	12 905	(1 444)	15 561
Including:					
The Rostov branch of scientific research institute EE	311	3 700	1 275	-	4 975
SRI Southern-Russian State Technical University	312	-	400	3 178	(800)
Other	313	-	8 452	-	7 808

To Inform	Code	By the beginning of one fiscal year	By the end of the accounting period
	2	3	4
Total of expenses on the unfinished research, developmental and technological works	320	15 561	15 561
	Code	accounting period	similar period of the last year
	2	3	4
The sum of charges on the research, developmental and technological works, attributed on non-trade charges not given positive results of	330	-	-

Charges on natural resources development

Parameter		Rest by the beginning of the accounting period	Arrived	Left	Rest on the end of the accounting period
Name	Code				
1	2	3	4	5	6
Charges on natural resources development Total	410	-	-	-	-
Including:					
	411	-	-	-	-

To inform	Code	By the beginning of the accounting period	By the end of the accounting period
	2	3	4
Total of expenses on sites of the bowels, not finished search and estimation of deposits, investigation and (or) hydro-geological researches and other similar works	420	-	-
Total of expenses on the natural resources development, attributed in the accounting period to non-trade charges as ineffectual	430	-	-

Financial investments

Parameter Name	Code	Long-term		Short-term	
		By the beginning of one fiscal year	On the end of the accounting period	By the beginning of one fiscal year	On the end of the accounting period
1	2	3	4	5	6
Contributions to authorized (shared) capitals of other organizations total	510	92 762	685 827	-	-
Including affiliated and dependent companies	511	92 762	659 286	-	-
The state and municipal securities	515	-	-	-	-
Securities of other organizations total	520	-	-	8	-
Including debt securities (bonds, bills)	521	-	-	8	-
Given loans	525	27 592	26 152	-	-
Depositary contributions	530	-	-	-	-
Other	535	40 873	40 873	11 004	4 900
Total	540	161 227	752 852	20 103	4 900
From the total sum, the financial investments having the current market value: Contributions in authorized (shared) capitals of other organizations total	550	-	-	-	-
Including affiliated and dependent companies	551	-	-	-	-
The state and municipal securities	555	-	-	-	-
Securities of other organizations total	560	-	-	-	-
Including debt securities (bonds, bills)	561	-	-	-	-

To inform On the financial investments having the current market value, change of cost as a result of updating an estimation	580	-	-	-	-
Under debt securities, the difference between historical cost and the nominal value is attributed on the financial effect of the accounting period	590	-	-	-	-

Debt and accounts payable

Parameter		Rest by the beginning of the accounting year	Rest by the end of the accounting year
name	code		
1	2	3	4
Debt receivable:	610	700 686	799 757
Short-term total Including:	611	409 401	508 181
Calculations with buyers and customers	612	42 088	131 526
Advance payments given	613	249 197	160 050
Other	620	63 921	64 303
Long-term total Including:	621	-	-
Calculations with buyers and customers	622	-	-
Advance payments given	623	63 921	64 303
Other	630	764 607	864 060
Accounts payable: Short-term total	640	863 925	906 164
Including: Calculations with suppliers and contractors	641	342 939	296 876
Advance payments received	642	148 253	133 212
Calculations under taxes	643	97 616	87 504
Credits	644	-	35 441
Loans	645	-	-
Other	646	275 117	353 131
Long-term total	650	120 168	35 718
Including: Calculations with suppliers and contractors	643 651	-	-
Calculations under taxes	652	41 168	14 175
Credits	653	-	-
Loans	654	78 886	21 543
Other	655	114	-
Total	660	984 093	941 882

Name	Code	accounting year	year
1	2	3	4
Material inputs	710	5 670 220	5 508 569
Expenses for wage payment	720	981 798	930 010
Deductions on social needs	730	307 526	310 475
Amortization	740	547 448	523 159
Other expenses	750	1 507 835	1 394 139
Total on elements of expenses	760	9 014 827	8 666 352
Change of the rests (increasing [+], reduction [-]):			
Work in progress	765	(38 509)	6 104
Charges of the future periods	766	3 851	4 636
Reserves of forthcoming charges	767	71 781	-

Maintenance

Parameter		Rest by the beginning of the fiscal year	Rest on the end of the accounting period
name	code		
1	2	3	4
Received total	810	65 255	62 275
Including: Bills	811	-	-
The property which is in pledge	820	65 255	62 275
From it: Objects of permanent assets	821	65 255	62 275
Securities and other financial investments	822	-	-
Other	823	-	-
Given Total	830	-	30 000
Including: Bills	831	-	-
The property transferred to pledge	840	-	30 000
From it: Objects of permanent assets	841	-	-
Securities and other financial investments	842	-	-
Other	843	-	30 000

National aid

Parameter		Accounting period	The similar period of the previous year
name	code		
1	2	3	4
budgetary funds received in accounting year total	910	-	-
including:			

		на начало отчетного года	получено за отчетный период	возвращено за отчетный период	на конец отчетного периода
		3	4	5	6
Budgetary credits total	920	-	-	-	-
Including:	921	-	-	-	-
	922	-	-	-	-

The Head

The Chief accountant

7.2. Quarter accounts of the Emitter for last completed accounting quarter

The appendix
To the order of the Ministry of Finance of the Russian Federation of 22.07.03 N 67 н

BALANCE SHEET
According the internal standard of RJSC "UES of Russia"

September, 30, 2005

		CODES
	Form N1 on ОКУД	0710001
	Date [year, month, day]	I I
Company JSC "Rostovenergo"	on ОКПО	**00104024**
Identity number of the tax bearer	ИНН	**6 164 102 637**
Kind of activity - industry	on ОКВЭД	**4 010 412**
The organizational - legal form \ a pattern of ownership	on ОКОПФ\ОКФС	**47 / 49**
Unit of measurements thousand rubles	on ОКЕИ	**384**

Address
The address: 49, Bolshaya Sadovaya str., Rostov-on-Don, 344007

Date of the statement	
Date of sending [acceptance]	

			Beginning of the	End of fiscal year

ACTIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
I. NON-NEGOTIABLE ACTIVES				
Non-material assets		110	4 097	3555
Including:				
Rights on patents, programs, trade marks (service marks),				
Others similar with listed rights and actives		111	-	-
Organizational expenses		112	-	-
Business reputation of the organization		113	-	-
Other kinds of non-material assets		114	-	-
Results of research and development		115	4 097	3555
Permanent assets		120	9 495 460	4 088 281
Including:				
The ground areas and objects of wildlife management		121	11	-
Buildings, machines and equipment, constructions		122	9 425 882	4 039 346
Other kinds of permanent assets		123	69 567	48 935
Uncompleted construction		130	404 363	171 231
Including:				
The equipment to installation		*13001*	2 636	9 066
Investments in non-negotiable actives		*13002*	401 727	162 165
Profitable investments in material assets		135	-	-
Including:				
Property for transfer to leasing		136	-	-
Property given by agreement hire		137	-	-
Long-term financial investments		140	752 852	588 227
including:				
Investments into affiliated companies		141	595 281	494 890
Investments into dependent companies		142	64 005	5
Investments into other organizations		143	26 541	26 307
The loans given to organizations for the term of more than 12 months		144	26 152	26 152
Other long-term financial investments		145	40 873	40 873
FOR the SUMMARY REPORTING				
Business reputation of affiliated societies		146	-	-
Estimation of participation of parent organization in a dependent company		147	-	-
The postponed tax actives		148	7 812	7 069
Other non-negotiable actives		150	-	-
TOTAL on section I		190	10 664 584	4 858 363
1	A	2	3	4
II. NEGOTIABLE ASSETS				
Stocks		210	131 446	69 966
Including:				
Raw material, materials and other				

Black oil	*21101*	30 826	-
Coal	*21102*	-	-
Diesel fuel	*21103*	-	-
Other technological fuels	*21104*	-	-
Spare parts	*21105*	30 863	11 823
Other raw material and materials	*21107*	46 881	37 550
Animals on cultivation	212	-	-
Expenses in work in progress	213	-	-
Finished goods and goods for resale	214	840	263
The goods shipped	215	-	-
Charges of the future periods	216	22 036	20 330
Other stocks and expenses	217	-	-
The value-added tax on the got values	220	152 626	85 043
From them			
The VAT at purchases of the electric power through Federal Wholesale Electric Power Market	*22001*	56 187	-
Debt receivable (payments on which are expected more than in 12 months after accounting date)	230	64 303	1 701
Including:			
Buyers and customers	231	-	-
From them:			
Financed from the federal budget	*23101*	-	-
Subjects of the Russian Federation financed from budgets	*23102*	-	-
Financed from local budgets	*23103*	-	-
Other buyers and customers	*23104*	-	-
Notes receivable	232	-	-
Debts of affiliated and dependent companies	233	-	-
Advance payments given	234	-	-
Other debtors	235	64 303	1 701
Debt receivable (payments on which are expected within 12 months after accounting date)	240	799 757	658 564
Including:			
Buyers and customers	241	508 181	392 413
From them:			
At sale of the electric power through Federal Wholesale Electric Power Market inside group	*24101*	-	-
Intermediaries at sale electric and thermal energy	*24102*	24 600	-
The organizations financed from the federal budget	*24103*	13 236	1




Federation				
The organizations financed from local budgets		*24105*	158 525	9
Other consumers electric and thermal energy		*24106*	249 964	4 389
Debts on an abonent payment		*24107*	-	-
Other buyers and customers		*24108*	60 949	388 014

ACTIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	A	2	3	4
II. NEGOTIABLE ASSETS				
Notes receivable		242	-	-
Debts of affiliated and dependent companies		243	-	-
Debts of participants (founders) on payments in authorized capital		244	-	-
Advance payments given		245	131 526	24 414
Including:				
To suppliers electric and thermal energy		*24501*	92 997	-
To suppliers of fuel		*24502*	35 707	-
To suppliers of materials		*24503*	396	8 674
To the building organizations		*24504*	57	8 500
To the repair organizations		*24505*	7	12
To suppliers of services		*24506*	2 152	2 103
Other advance payments given		*24507*	210	5 125
Other debtors		246	160 050	241 737
Including:				
Under fines, penalties, penalties under contracts		*24601*	29 945	626
Overpayment under taxes in the federal budget		*24602*	1 004	2 055
Overpayment under taxes in budgets of subjects of the Russian Federation		*24603*	12 115	11 227
Overpayment under taxes in local budgets		*24604*	7 966	7 171
Overpayment on payments in the state inappropriate funds		*24605*	548	655
Debts against RJSC "UES of Russia" on engineering services		*24607*	-	-
Debts of RJSC "UES of Russia" on engineering services		*24608*	-	-
Debts against RJSC "UES of Russia" on the DRW		*24609*	-	-
Debts of RJSC "UES of Russia" on the DRW		*24610*	-	-
Other debtors		*24611*	108 472	220 003
Short-term financial investments		250	4 900	34 889
Including:				
The loans given to the organizations for the term less than 12 months		251	-	993

Money resources		260	6 577	52 678
Including:				
Cash department		261	137	172
Settlement accounts		262	1 068	52 454
Currency accounts		263	-	-
Other money resources		264	5 372	52
Including:				
Separate accounts in banks		*26401*	5 274	-
Monetary documents		*26402*	98	51
Translations in transit		*26403*	-	1
Other negotiable assets		270	-	-
Including:				
Internal calculations on routine transactions		*27002*	-	-
Internal calculations on construction		*27003*	-	-
Internal calculations on the DRW		*27004*	-	-
Internal calculations under the estimate of protection of objects		*27006*	-	-
Internal calculations under the VAT		*27007*	-	-
Other negotiable assets		*27005*	-	-
TOTAL on section II		290	1 159 609	902 841
Balance		300	11 824 193	5 761 204
PASSIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	A	2	3	4
III. CAPITAL AND RESERVES				
Authorized capital		410	4 054 502	4 054 502
Including:				
Shares exclusive		*41001*	925 737	925 737
Shares common		*41002*	3 128 765	3 128 765
The own shares redeemed from shareholders		415	-	-
Added capital		420	5 001 478	-
Calculations on the allocated property		423	-	-
Reserve capital		430	33 361	55 792
Including:				
The reserves formed according to the legislation		431	33 361	55 792
The reserves formed according to constituent documents		432	-	-
Target financing		450	-	-
Rest (the uncovered loss)				
Rest of the last years		460	1 592 080	654 913
The uncovered loss of the last years		465	(86 746)	(46 877)
Rest of fiscal year		470	-	266 177
The uncovered loss of fiscal year		475	-	-
TOTAL on section III		490	10 594 675	4 984 507
FOR the SUMMARY REPORTING				
Business reputation of affiliated companies		495	-	-
Sshare of minority		500	-	-
IV. LONG-TERM LIABILITIES				
Loans and credits		510	21 543	-

repayment More than in 12 months after accounting date		511	-	-
The loans subjected to repayment More than in 12 months after accounting date		512	21 543	-
The postponed tax obligations		515	115 490	93 568
Other fixed liabilities		520	14 175	10 376
Including:				
Accounts payable of suppliers and contractors		52001	-	-
Accounts payable before social funds		52002	-	-
Including:				
To pension fund of the Russian Federation		*52003*	-	-
To fund of obligatory medical insurance		*52004*	-	-
To fund of employment		*52005*	-	-
To fund of social insurance		*52006*	-	-
Under fines and penalties to the state inappropriate funds		*52007*	-	-
Accounts payable before the budget (restructuered taxes)		52008	13 679	10 376
From it:				
To the federal budget		*52009*	-	-
To budgets of subjects of the Russian Federation		*52010*	12 752	9 645
To local budgets		*52011*	927	731
Accounts payable under the profit tax on transitional base		52020	496	-
from it:				
To the federal budget		*52021*	120	-
To budgets of subjects of the Russian Federation		*52022*	97	-
To local budgets		*52023*	279	-
Other fixed liabilities		52012	-	-
TOTAL on section IV		590	151 208	103 944
V. SHORT-TERM LIABILITIES				
Loans and credits		610	35 441	-
Including:				
The credits of banks subjected to repayment during 12 months after accounting date		611	35 441	-
The loans subjected to repayment during 12 months after accounting date		612	-	-

PASSIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	A	2	3	4
Accounts payable		620	870 723	495 788
Including:				
Suppliers and contractors		621	296 876	311 529
From them:				

The other received advance payments		*62703*	612	2 059
Other creditors		628	225 199	78 829
Including:				
The VAT in outstanding production		*62801*	95 661	60 819
Debts to unappropriated fund of research and development		*62802*	-	-
Debts against RJSC "UES of Russia" on engineering services		*62804*	12 514	-
Debts of RJSC "UES of Russia" on engineering services		*62805*	-	-
Debts against RJSC "UES of Russia" of DRW		*62806*	-	-
Debts of RJSC "UES of Russia" of DRW		*62807*	-	-
Other creditors		*62808*	117 024	18 010

PASSIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	A	2	3	4
Debts to participants (founders) on payment of incomes		630	8 507	8 532
Incomes of the future periods		640	91 858	51 618
Reserves of forthcoming charges and payments		650	71 781	116 815
Other current liabilities		660	-	-
Including:				
Internal calculations on routine transactions		*66002*	-	-
Internal calculations on construction		*66003*	-	-
Internal calculations on the DRW		*66004*	-	-
Internal calculations under the estimate of protection of objects		*66006*	-	-
Internal calculations under the VAT		*66007*	-	-
Other current liabilities		*66005*	-	-
TOTAL on section V		690	1 078 310	672 753
BALANCE		700	11 824 193	5 761 204

The information on presence of the values which are taken into account on out-balanced accounts

ACTIVE	Note	Code	Beginning of the fiscal year	End of the fiscal term
The rented permanent assets		910	29 464	24 186
Including on leasing		911	-	4 394
The commodities and materials accepted on safekeeping		920	6	-
The materials accepted in processing		925	-	-
The goods accepted on the commission		930	-	-
The equipment accepted for installation		935		

Maintenance of obligations and payments received		950	62 275	-
Maintenance of obligations and payments given		960	30 000	-
Deterioration of permanent assets		970	3 148	2 079
Deterioration of objects of an external accomplishment and other similar objects		980	-	-
Forms of the strict reporting		990	28	21
The permanent assets leased		992	10 948	16 326
The property which is taking place in the federal property		993	16 093	15 281
The non-material assets received in using		995	-	-

The Head

The Chief accountant

The Income and Loss statement
September, 30, 2005

	CODES
Form N2 on ОКУД	0710002
Date (year, month, day)	
on ОКПО	00104024
ИНН	6 164 102 637
on ОКДП	4 010 412
on ОКОПФ\ ОКФС	47 / 49
on ОКЕИ	384

Company JSC "Rostovenergo"

Identity number of the tax bearer

Kind of activity - industry

The organizational - legal form \ a pattern of ownership

Unit of measurements thousand rubles

Address: 49, Bolshaya Sadovaya str., Rostov-on-Don, 344007

Parameter	Note	Code	For the accounti ng	For the similar period of the

1	A	2	3	4
1. Incomes and charges by usual kinds of activity				
Proceeds (net) from sale of goods, production, works, services (behind a minus of the tax to added value, excises and similar obligatory payments),		010	2 690 194	7 175 309
Including from sale:				
The electric power to internal consumers		011	260 974	6 252 031
The electric power on export		012	-	-
Thermal power		013	73 337	807 348
Abonent payment (for RJSC "UES of Russia")		014	-	-
The other goods, production, works, services of industrial character		018	2 289 602	-
The other goods, production, works, services of non-industrial character		015	47 803	85 699
The goods, production, works, services on primary activity (for institutes)		016	18 478	30 231
The cost price of the sold goods, production of works, services		017	-	-
Including sold:		020	(2 170 356)	(6 354 064)
The electric power to internal consumers				
The electric power on export		021	(223 770)	(5 438 590)
Thermal power		022	-	-
Abonent payment (for RJSC "UES of Russia")		023	(56 523)	(821 420)
The other goods, production, works, services of industrial character		024	-	-
The other goods, production, works, services of non-industrial character		025	(1 845 541)	-
The goods, production, works, services on primary activity (for institutes)		026	(27 359)	(64 200)
The gross profit		027	(17 163)	(29 854)
Commercial charges		029	-	-
Administrative expenses		030	519 838	821 245
Profit (loss) on sales		040	-	-
II. Operational incomes and charges		050	519 838	821 245
Interests to reception				
Interests to payment		060	25	1 775
Incomes of participation in other organizations		070	(2 100)	(3 035)
Other operational incomes.		080	2 760	(88)
Other operational charges		090	278 957	314 042
III. Non-trade incomes and charges		100	(266 395)	(409 437)
Non-trade incomes				
Non-trade charges		120	(2 581)	32 494
Profit (loss) up to the taxation		130	(119 744)	(107 216)
		140	410 760	649 780
		143	2 868	4 795
The postponed tax active		144	(21 063)	(31 318)
The postponed tax obligation			(124	

Other similar obligatory payments		150	(142 831)	(176 432)
The profit tax and other similar obligatory payments		160	267 929	473 348
Profit (loss) on usual activity		170	16 184	6 423
IV. Extreme incomes and charges. Extreme incomes		180	(17 936)	(93)
Extraordinary charges		184	-	-
FOR the SUMMARY REPORTING the Capitalized income (loss)		185	-	-
Share of minority				
Net profit (Rest (loss) of an accounting period		19010	**266 177**	**479 678**
To inform Constant tax obligations (actives)		200	45 410	(28 119)

Parameter	Note	Code	Beginning of one fiscal year	Similar period of the last year
1	**A**	**2**	**3**	**4**
TO INFORM FOR SUBDIVISIONS OF RJSC "UES of Russia" ONLY **V. Internal calculations**				
The profit transferred by representations and branches to RJSC "UES of Russia"				
Including: from lines				
Line 140 Profit (loss) up to the taxation		19011	-	-
Line 150 the Profit tax and other similar obligatory payments …		19012	-	-
Line 170 Extreme incomes … … … … … …		19013	-	-
Line 180 Extraordinary charges … … … … … …		19014	-	-
Net profit (Rest (loss) of an accounting period with allowance for received from branches and Representations (19011+19012+19013+19014)		**19020**	-	-
The profit transferred by representations and branches to RJSC "UES of Russia"				
Including: from lines				
Line 140 Profit (loss) up to the taxation		19031	-	-
Line 150 the Profit tax and other similar obligatory payments …		19032	-	-
Line 170 Extreme incomes … … … … … …		19033	-	-
Line 180 Extraordinary charges … … … … … …		19034	-	-
Net profit (Rest (loss) of an accounting period with allowance for transferred to RJSC "UES of Russia" (19031+19032+19033+19034)		**19040**	-	-
Net profit (Rest (loss) of the accounting				

(rubles)

Parameter	Note	Code	Beginning of the fiscal year	Similar period of the last year
1	A	2	3	4
TO INFORM				
Constant tax obligations (actives)			0,0000	0,0000
Base profit (loss) per share		201	0,0000	0,0000
Possible profit (loss) per share for the next accounting period		202	0,0000	0,0000

DECODING OF SEPARATE PROFITS AND LOSSES

Parameter	Note	Code	Beginning of the fiscal year	Similar period of the last year
1	A	2	3	4
Penalties recognized or on which a court decision (arbitration court) are received about their collecting profit		210	1	8 650
loss		211	591	303
Profit (loss) of the last years profit		220	(6 577)	11 037
Loss		221	6 136	11 246
The compensation for damages, caused by default or inadequate discharge of the obligation profit		230	-	-
loss		231	-	-
Differences in exchange on operations in a foreign currency profit		240	-	1
loss		241	6	12
Deductions in estimated reserves loss		250	-	-
Write-off debt and accounts payable on which term of limitation of actions has expired profit		260	-	1 551
loss		261	19 305	-

Decoding of the form #2 "Income and Losses statement"
According to the internal standard of RJSC "UES of

1st quarter, 2005

Parameter	Note	Code	Beginning of the fiscal year	Similar period of the last year
1	**A**	**2**	**3**	**4**
Interests to payment		070	2 100	3 035
Including:				
Interests under credits, loans		07003	2 100	3 035
Other Interests to payment (Interests under bills, bonds, etc.)		07004	-	-
Other operational incomes		090	278 957	314 042
Including:				
From realization of permanent assets, except for apartments		09001	489	2 279
From realization of apartments		09002	591	-
From realization of MPS		09003	3 792	11 203
From realization of currency		09004	-	-
From realization of NNA		09005	-	-
From sale of securities		09006	266 981	280 696
From realization of other actives		09007	-	1 526
From joint activity		09009	-	-
Other operational incomes		09010	7 104	18 338
Other operational charges		100	266 395	409 437
Including:				
From realization of permanent assets, except for apartments		10001	375	1 914
From realization of apartments		10002	584	-
From realization of MPS		10003	3 251	10 281
From realization of currency		10004	-	-
From realization of NNA		10005	-	-
From sale of securities		10006	224 373	280 696
From realization of other actives		10007	-	346
The tax to militia		10011	-	1
The wealth tax		10012	23 160	70 385
The tax to resale of automobiles		10013	-	-
The tax to cleaning of territory		10014	-	-
The tax to advertising		10015	-	1
Subsequent payment to the budget under the profit tax		10016	-	-
The tax to operations with securities		10026	-	-
Gathering for the name "Russia"		10028	-	-
Other taxes		10017	61	342
Services of banks		10018	4 972	9 799
The maintenance of the inhibited objects		10019	171	14 251
The cancelled industrial orders		10020	-	-
Expenses for the manufacture which was not given to production		10021	17	-
Expenses on service of securities		10022	115	-
Reserve on doubtful debts		10024	-	-
Reserve under depreciation of financial investments		10025	-	-
Reserve under depreciation of material assets		10029	-	-
Reserve on stopped activity		10030	-	-
Reserve under the other contingent liabilities		10031	-	-
Leaving of actives without the income		10032	-	39

Other operational charges		10023	1 195	12 007
Parameter	Note	Code	Beginning of the fiscal year	Similar period of the last year
1	A	2	3	4
Non-trade incomes		120	(2 581)	32 494
Including:				
The profit of 2004 revealed in accounting period		12001	(6 596)	-
The profit of 2003 revealed in accounting period		12002	5	9 695
The profit of 2002 revealed in accounting period		12003	-	329
Profit till 01.01.2002, revealed in accounting period		12004	14	1 013
Penalties recognized or on which court decision (arbitration court) are received about their collecting		12005	1	8 650
Accounts payable more than three years		12008	-	1 551
Differences in exchange		12009	-	1
The property which has appeared in surplus by results of inventory		12010	-	-
Free received actives, except for FA and NNA		12011	-	-
The income of free received FA, determined when due hereunder		12012	3 820	2 491
Sum differences		12013	-	10
Other non-trade incomes		12014	175	8 754
Non-trade charges		130	119 744	107 216
Including:				
The loss of 2004 revealed in accounting period		13001	3 328	-
The loss of 2003 revealed in accounting period		13002	832	7 491
The loss of 2002 revealed in accounting period		13003	232	3 005
The loss till 01.01.2002, revealed in accounting period		13004	1 744	750
Penalties recognized or on which court decision (arbitration court) are received about their collecting		13005	591	303
State duties under economic contracts		13007	1 247	780
Debt receivable more than three years		13008	19 305	-
Differences in exchange		13009	6	12
Legal cost		13010	69	76
Sum differences		13011	-	2
Plunders, shortage		13021	-	-
Write-off MPS over natural loss rates		13022	2	24
Costs on executing producing		13024	2 978	27
The maintenance of social sphere for surplus account		13026	1 670	2 202
Repayment of cost of workers' apartments		13027	1	-
Charges on carrying out of sports actions		13030	-	86
Charges on carrying out of cultural and educational actions		13031	-	-
Charges on charity		13032	7 253	4 743
Other non-trade charges		13029	80 486	87 715

Parameter	Note	Code	Beginning of the fiscal year	Similar period of the last year
1	**A**	**2**	**3**	**4**
The profit tax and other similar obligatory payments ...		150	142 831	176 432
Including:				
Profit tax and other similar payments		15001	97 243	159 198
profit tax on the basis of transitional		15005	-	3 450
Constant tax obligations		15006	45 410	28 119
Write-off PTO		15007	-	-
Write-off PTA		15008	-	-
Penalties STI,		15010	25	25
From them:				
Under the profit tax		15011	-	-
Under the VAT		15012	-	3
Under the wealth tax		15013	1	-
Under the other taxes		15014	24	22
Penalty STI		15020	55	3 923
From them:				
Under the profit tax		15021	9	279
Under the VAT		15022	-	3 435
Under the wealth tax		15023	17	26
Under the other taxes		15024	29	183
Penalty STI restructured (recognized in accounting year)		15050	-	3
From them:				
Under the profit tax		15051	-	-
Under the VAT		15052	-	-
Under the wealth tax		15053	-	-
Under the other taxes		15054	-	3
Penalties in state inappropriate funds,		15030	8	12
From them:				
Pension fund of the Russian Federation		15031	2	11
Fund of social insurance		15032	6	-
Fund of obligatory medical insurance		15033	-	1
Fund of employment		15034	-	-
Fines in state inappropriate funds,		15040	90	(152)
From them:				
Pension fund of the Russian Federation		15041	65	35
Fund of social insurance		15042	18	(187)
Fund of obligatory medical insurance		15043	7	-
Fund of employment		15044	-	-
Fines in the state inappropriate funds re-structured (recognized in accounting year)		15060	-	192
From them:				
Pension fund of the Russian Federation		15061	-	-
Fund of social insurance		15062	-	192
Fund of obligatory medical insurance		15063	-	-
Fund of employment		15064	-	-
Other obligatory payments		15045	-	-

Extreme incomes		170	16 184	6 423
Cover sums		17031	11 656	6 423
Cost of the material assets remaining from write-off as a result of extreme situations unsuitable to restoration and further use of actives		17032	4 528	-
Other extreme incomes		17033	-	-
Extraordinary charges		180	17 936	93
Cost of lost financial industrial values		18001	-	93
Losses from write-off caused by extreme events		18002	6 923	-
Other extraordinary charges		18005	11 013	-

The Head

The Chief Accountant

7.3. Summary accounts of the Emitter for the last completed fiscal year

The appendix
To the order of
the Ministry of
Finance of the
Russian
Federation
of 22.07.03 N
67 н

BALANCE SHEET
According the internal standard of
RJSC "UES of Russia"

of December, 31, 2004

Company JSC "Rostovenergo" + Affiliated Companies
Identity number of the tax bearer
Kind of activity - industry
The organizational - legal form \ a pattern of ownership

Unit of measurements thousand rubles
Location (Address)

	CODES
Form N1 on ОКУД	0710001
Date [year, month, day]	
on ОКПО	
ИНН	
on ОКВЭД	
on ОКОПФ\ОКФС	|
on ОКЕИ	384

Date of the statement	
Date of sending [acceptance]	

ACTIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year

Non-material assets		110	4 100	4 097
Including:				
Rights on patents, programs, trade marks (service marks),				
Others similar with listed rights and actives		111	-	-
Organizational expenses		112	-	-
Business reputation of the organization		113	-	-
Other kinds of non-material assets		114	-	-
Results of research and development		115	4 100	4 097
Permanent assets		120	9 884 674	9 601 702
Including:				
The ground areas and objects of wildlife management		121	11	11
Buildings, machines and equipment, constructions		122	9 704 488	9 523 680
Other kinds of permanent assets		123	180 175	78 011
Uncompleted construction		130	263 364	404 522
Including:				
The equipment to installation		*13001*	2 348	3 228
Investments in non-negotiable actives		*13002*	261 016	401 294
Profitable investments in material assets		135	-	1 491
Including:				
Property for transfer to leasing		136	-	1 491
Property given by agreement hire		137	-	-
Long-term financial investments including:		140	161 227	632 512
Investments into affiliated companies		141	-	474 941
Investments into dependent companies		142	67 005	64 005
Investments into other organizations		143	25 757	26 541
The loans given to organizations for the term of more than 12 months		144	27 592	26 152
Other long-term financial investments		145	40 873	40 873
FOR the SUMMARY REPORTING				
Business reputation of affiliated societies		146	-	-
Estimation of participation of parent organization in a dependent company		147	-	-
The postponed tax actives		148	4 860	7 818
Other non-negotiable actives		150	-	-
TOTAL on section I		190	10 318 225	10 652 142

ACTIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	A	2	3	4
II. NEGOTIABLE ASSETS				
Stocks		210	212 936	146 951
Including:				
Raw material, materials and other similar values		211	128 395	122 027
Including:				
Black oil		*21101*	30 826	30 826
Coal		*21102*	-	-
Diesel fuel		*21103*	-	-
Other technological fuels		*21104*	147	-
Spare parts		*21105*	32 224	33 514

Expenses in work in progress		213	38 509	-
Finished goods and goods for resale		214	7 046	1 262
The goods shipped		215	-	-
Charges of the future periods		216	18 185	23 662
Other stocks and expenses		217	-	-
The value-added tax on the got values		220	161 001	149 600
From them				
The VAT at purchases of the electric power through Federal Wholesale Electric Power Market		*22001*	22 563	56 187
Debt receivable (payments on which are expected more than in 12 months after accounting date)		230	63 921	64 303
Including:				
Buyers and customers		231	-	-
From them:				
Financed from the federal budget		*23101*	-	-
Subjects of the Russian Federation financed from budgets		*23102*	-	-
Financed from local budgets		*23103*	-	-
Other buyers and customers		*23104*	-	-
Notes receivable		232	-	-
Debts of affiliated and dependent companies		233	-	-
Advance payments given		234	-	-
Other debtors		235	63 921	64 303
Debt receivable (payments on which are expected within 12 months after accounting date)		240	700 686	815 272
Including:				
Buyers and customers		241	409 401	523 482
From them:				
At sale of the electric power through Federal Wholesale Electric Power Market inside group		*24101*	275	-
Intermediaries at sale electric and thermal energy		*24102*	39 114	24 600
The organizations financed from the federal budget		*24103*	4 713	13 236
The organizations financed from budgets of regions of the Russian Federation		*24104*	6 570	907
The organizations financed from local budgets		*24105*	88 405	158 525
Other consumers electric and thermal energy		*24106*	220 038	249 964
Debts on an abonent payment		*24107*	-	-
Other buyers and customers		*24108*	50 286	76 250

ACTIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	A	2	3	4
II. NEGOTIABLE ASSETS				
Notes receivable		242	-	205
Debts of affiliated and dependent companies		243	-	-
Debts of participants (founders) on payments in				

Advance payments given		245	42 088	132 061
Including:				
To suppliers electric and thermal energy		*24501*	29 551	93 002
To suppliers of fuel		*24502*	1 033	35 707
To suppliers of materials		*24503*	6 779	894
To the building organizations		*24504*	77	57
To the repair organizations		*24505*	6	7
To suppliers of services		*24506*	4 006	2 205
Other advance payments given		*24507*	636	189
Other debtors		246	249 197	159 524
Including:				
Under fines, penalties, penalties under contracts		*24601*	33 333	29 945
Overpayment under taxes in the federal budget		*24602*	3 204	1 123
Overpayment under taxes in budgets of subjects of the Russian Federation		*24603*	5 458	12 519
Overpayment under taxes in local budgets		*24604*	47 496	8 013
Overpayment on payments in the state inappropriate funds		*24605*	1 010	1 452
Debts against RJSC "UES of Russia" on engineering services		*24607*	-	-
Debts of RJSC "UES of Russia" on engineering services		*24608*	-	-
Debts against RJSC "UES of Russia" on the DRW		*24609*	-	-
Debts of RJSC "UES of Russia" on the DRW		*24610*	-	-
Other debtors		*24611*	158 696	106 472
Short-term financial investments		250	12	4 900
Including:				
The loans given to the organizations for the term less than 12 months		251	-	-
Other short-term financial investments		253	12	4 900
Money resources		260	99 139	21 439
Including:				
Cash department		261	252	141
Settlement accounts		262	68 165	15 924
Currency accounts		263	-	-
Other money resources		264	30 722	5 374
Including:				
Separate accounts in banks		*26401*	28 196	5 274
Monetary documents		*26402*	212	100
Translations in transit		*26403*	2 314	-
Other negotiable assets		270	-	245
Including:				
Internal calculations on routine transactions		*27002*	-	-
Internal calculations on construction		*27003*	-	-
Internal calculations on the DRW		*27004*	-	-
Internal calculations under the estimate of protection of objects		*27006*	-	-
Internal calculations under the VAT		*27007*	-	-
Other negotiable assets		*27005*	-	245
TOTAL on section II		290	1 237 695	1 202 710
Balance		300	11 555 920	11 854 852
PASSIVE	Note	Code	Beginning of	End of the

III. CAPITAL AND RESERVES			
Authorized capital	410	4 054 502	4 054 502
Including:			
Shares exclusive	*41001*	925 737	925 737
Shares common	*41002*	3 128 765	3 128 765
The own shares redeemed from shareholders	415	-	-
Added capital	420	5 241 875	5 023 653
Calculations on the allocated property	423	-	-
Reserve capital	430	8 562	33 361
Including:			
The reserves formed according to the legislation	431	8 562	33 361
The reserves formed according to constituent documents	432	-	-
Target financing	450	-	-
Rest (the uncovered loss)		1 094 804	1 511 047
Rest of the last years	460	1 181 550	1 313 343
The uncovered loss of the last years	465	(86 746)	(86 746)
Rest of fiscal year	470	-	284 450
The uncovered loss of fiscal year	475	-	-
TOTAL on section III	490	10 399 743	10 622 563
FOR the SUMMARY REPORTING			
Business reputation of affiliated companies	495	-	-
Share of minority	500	-	-
IV. LONG-TERM LIABILITIES			
Loans and credits	510	78 886	21 543
Including:			
Credits of banks subjected to repayment			
More than in 12 months after accounting date	511	-	-
The loans subjected to repayment			
More than in 12 months after accounting date	512	78 886	21 543
The postponed tax obligations	515	68 302	115 588
Other fixed liabilities	520	41 282	14 175
Including:			
Accounts payable of suppliers and contractors	52001	-	-
Accounts payable before social funds	52002	5	-
Including:			
To pension fund of the Russian Federation	*52003*	-	-
To fund of obligatory medical insurance	*52004*	4	-
To fund of employment	*52005*	-	-
To fund of social insurance	*52006*	1	-
Under fines and penalties to the state inappropriate funds	*52007*	-	-
Accounts payable before the budget (restructured taxes)	52008	36 157	13 679
From it:			
To the federal budget	*52009*	72	-
To budgets of subjects of the Russian Federation	*52010*	34 000	12 752
To local budgets	*52011*	2 085	927
Accounts payable under the profit tax on transitional base	52020	5 011	496
from it:			
To the federal budget	*52021*	1 557	120
To budgets of subjects of the Russian Federation	*52022*	662	97

PASSIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	A	2	3	4
TOTAL on section IV		590	188 470	151 306
V. SHORT-TERM LIABILITIES				
Loans and credits		610	-	35 441
Including:				
The credits of banks subjected to repayment during 12 months after accounting date		611	-	35 441
The loans subjected to repayment during 12 months after accounting date		612	-	-
Accounts payable		620	863 925	873 396
Including:				
Suppliers and contractors		621	342 939	277 646
From them:				
To suppliers of the electric power through Federal Wholesale Electric Power Market		*62101*	6 792	3
To the other suppliers of electric and thermal energy		*62102*	-	-
To suppliers of gas		*62103*	7 005	23
To suppliers of black oil		*62104*	-	-
To suppliers of coal		*62105*	-	-
To suppliers of other fuels		*62112*	514	-
To the building organizations		*62106*	186 872	149 586
To the repair organizations		*62107*	15 953	10 857
On abonent payment of RJSC"UES of Russia"		*62108*	-	8 295
Debts to Concern Rosenergoatom		*62110*	-	-
Debts of the APP		*62111*	-	-
To other suppliers and contractors		*62109*	125 803	108 867
On abonent payment of JSC "SO JDM UES"		*62113*	-	15
On abonent payment of JSC "FNC"		*62114*	-	-
Bills to payment		622	-	-
Debts against affiliated and dependent companies		623	-	-
Salary accruals before the personnel		624	97 130	106 871
Including:				
Current		*62401*	97 130	106 871
Delayed		*62402*	-	-
Debts against the state and inappropriate funds		625	32 363	30 713
Including:				
To pension fund of the Russian Federation		*62501*	26 485	25 130
To fund of obligatory medical insurance		*62502*	3 352	3 182
To fund of employment		*62503*	-	-
To fund of social insurance		*62504*	1 791	2 361
Under fines and penalties in the state inappropriate funds		*62505*	735	40
Debts ob taxes		626	97 616	93 356
Debts current		62610	97 616	93 356
Including:				
To the federal budget		*62601*	51 310	50 809
To budgets of subjects of the Russian Federation		*62602*	25 090	27 277
To local budgets		*62603*	21 216	15 270
Tax due under the profit tax on transitional base				

To the federal budget		*62621*	-	-
To budgets of subjects of the Russian Federation		*62622*	-	-
To local budgets		*62623*	-	-
Advance payments received		627	148 253	135 501
Including:				
From consumers of the electric power through Federal Wholesale Electric Power Market		*62701*	-	-
From other consumers electric and thermal energy		*62702*	146 807	132 600
The other received advance payments		*62703*	1 446	2 901
Other creditors		628	145 624	229 309
Including:				
The VAT in outstanding production		*62801*	85 959	97 675
Debts to unappropriated fund of research and development		*62802*	1	-
Debts against RJSC "UES of Russia" on engineering services		*62804*	12 514	12 514
Debts of RJSC "UES of Russia" on engineering services		*62805*	-	-
Debts against RJSC "UES of Russia" of DRW		*62806*	-	-
Debts of RJSC "UES of Russia" of DRW		*62807*	-	-
Other creditors		*62808*	47 150	119 120

PASSIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	A	2	3	4
Debts to participants (founders) on payment of incomes		630	4 998	8 507
Incomes of the future periods		640	98 784	91 858
Reserves of forthcoming charges and payments		650	-	71 781
Other current liabilities		660	-	-
Including:				
Internal calculations on routine transactions		*66002*	-	-
Internal calculations on construction		*66003*	-	-
Internal calculations on the DRW		*66004*	-	-
Internal calculations under the estimate of protection of objects		*66006*	-	-
Internal calculations under the VAT		*66007*	-	-
Other current liabilities		*66005*	-	-
TOTAL on section V		690	967 707	1 080 983
BALANCE		700	11 555 920	11 854 852

The information on presence of the values which are taken into account on out-balanced accounts

PASSIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
The rented permanent assets		910	197	29 557
Including on leasing		911	-	-
The commodities and materials accepted on safekeeping		920	148	8
The materials accepted in processing		925	-	-

Maintenance of obligations and payments received		950	65 255	62 275
Maintenance of obligations and payments given		960	-	30 000
Deterioration of permanent assets		970	3 664	3 148
Deterioration of objects of an external accomplishment and other similar objects		980	-	-
Forms of the strict reporting		990	-	28
The permanent assets leased		992	-	11 595
The property which is taking place in the federal property		993	12 902	16 093
The non-material assets received in using		995	-	-

The Head

The Chief accountant

The Income and Loss statement
For 12 months of 2004

	CODES
Form N2 on ОКУД	O71OOO2
Date (year, month, day)	
on ОКПО	
ИНН	
on ОКДП	
on ОКОПФ\ ОКФС	
on ОКЕИ	385

Company JSC "Rostovenergo" + Affiliated Companies
Identity number of the tax bearer
Kind of activity - industry
The organizational - legal form \ a pattern of ownership

Unit of measurements thousand rubles

Parameter	Note	Code	As for the accounting	Similar period of the last year
1	**A**	**2**	**3**	**4**
II. Operational incomes and charges				
Abonent payment (for RJSC "UES of Russia")		024	-	-
The other goods, production, works, services of industrial character				
The other goods, production, works, services of non-industrial character		025	(146 121)	(195 938)
Abonent payment (for RJSC "UES of Russia")		026	[illegible]	[illegible]

The goods, production, works, services on primary activity (for institutes)		027	-	-
The electric power to internal consumers		021	(7 664 578)	(7 187 050)
The electric power on export		022	-	-
Abonent payment (for RJSC "UES of Russia")		014	-	-
Including those from sales:				
The other goods, production, works, services of non-industrial character		016	34 195	149 579
The other goods, production, works, services of industrial character		015	186 668	216 354
Thermal power		013	1 263 137	1 207 685
The electric power to internal consumers		011	8 646 216	8 038 483
The electric power on export		012	-	-
The goods, production, works, services on primary activity (for institutes)		017	-	-
III. Non-trade incomes and charges				
1. Incomes and charges by usual kinds of activity				
The gross profit		029	1 048 916	945 749
Non-trade incomes		120	26 866	82 572
Non-trade charges		130	(253 133)	(147 551)
Proceeds (net) from sale of goods, production, works, services (behind a minus of the tax to added value, excises and similar obligatory payments)		010	10 130 216	9 612 101
Incomes of participation in other organizations		080	1 508	2 285
Commercial charges		030	-	-
Profit (loss) on sales		050	1 048 916	945 749
Profit (loss) up to the taxation		140	675 151	766 222
Interests to reception		060	-	85
Interests to payment		070	(4 121)	(3 195)
Other operational charges		100	(564 897)	(2 475 523)
Other operational incomes		090	420 012	2 361 800
The cost price of the sold goods, production of works, services		020	(9 081 300)	(8 666 352)
Administrative expenses		040	-	-
The postponed tax active		143	2 958	2 885
The postponed tax obligation		144	(47 285)	(19 098)
The current profit tax		145	(190 378)	(206 134)
Other similar obligatory payments		146	7 698	(36 611)
The profit tax and other similar obligatory payments		150	(227 007)	(258 958)
Profit (loss) on usual activity		160	448 144	507 264
IV. Extreme incomes and charges.				
Extreme incomes		170	8 768	12 864
Extraordinary charges		180	(2 578)	(24 149)
FOR the SUMMARY REPORTING the Capitalized income (loss)		184	-	-
Share of minority		185	-	-
Net profit (Rest (loss) of an accounting period		[illegible]	[illegible]	[illegible]

Constant tax obligations (actives)		200	70 499	40 980

Parameter	Note	Code	As for the accounting period	Similar period of the last year
1	**A**	**2**	**3**	**4**
TO INFORM FOR STRUCTURAL DIVISIONS OF RJSC "UES OF RUSSIA" ONLY				
V. Internal calculations				
The profit transferred by representations and branches to RJSC "UES of Russia"				
Including: from lines				
Line 140 Profit (loss) up to the taxation		19011	-	-
Line 150 the Profit tax and other similar obligatory payments ...		19012	-	-
Line 170 Extreme incomes		19013	-	-
Line 180 Extraordinary charges		19014	-	-
Net profit (Rest (loss) of an accounting period with allowance for received from branches and Representations (19011+19012+19013+19014)		**19020**	**-**	**-**
The profit transferred by representations and branches to RJSC "UES of Russia"				
Including: from lines				
Line 140 Profit (loss) up to the taxation		19031	-	-
Line 150 the Profit tax and other similar obligatory payments ...		19032	-	-
Line 170 Extreme incomes		19033	-	-
Line 180 Extraordinary charges		19034	-	-
Net profit (Rest (loss) of an accounting period with allowance for transferred to RJSC "UES of Russia" (19031+19032+19033+19034)		**19040**	**-**	**-**
Net profit (Rest (loss) of the accounting period (19010+19020-19040)		**190**	**454 334**	**495 979**

(rubles)

Parameter	Note	Code	As for the accounting period	Similar period of the last year
1	**A**	**2**	**3**	**4**
TO INFORM				
Constant tax obligations (actives)			70 499,0000	40 980,0000
Base profit (loss) per share		201	0,1300	0,1400
Possible profit (loss) per share for the next accounting period		202	0,1300	0,1400

DECODING OF SEPARATE PROFITS AND LOSSES

Parameter	Note	Code	As for the	Similar period of the

1	A	2	3	4
Penalties recognized or on which a court decision (arbitration court) are received about their collecting profit		210	8 684	11 272
loss		211	48	27
Profit (loss) of the last years profit		220	11 666	49 983
loss		221	15 342	(4 259)
The compensation for damages, caused by default or inadequate discharge of the obligation profit		230	-	-
loss		231	-	-
Differences in exchange on operations in a foreign currency profit		240	1	30
loss		241	-	16
Deductions in estimated reserves loss		250	-	-
Write-off debt and accounts payable on which term of limitation of actions has expired profit		260	2 629	791
loss		261	64 654	194

Decoding of the form #2 "Income and Losses statement" **For 2004**
According to the internal standard of RJSC "UES of Russia"

On the finished product shipped index

Parameter	Note	Code	As for the accounting period	Similar period of the last year
1	A	2	3	4
Interests to payment		070	4 121	3 195
Including:				
Interests under credits, loans		07003	4 121	3 195
Other Interests to payment (Interests under bills, bonds, etc.)		07004	-	-
Other operational incomes		090	420 012	2 361 800
Including:				
From realization of permanent assets, except for apartments		09001	25 981	8 095
From realization of apartments		09002	551	667
From realization of MPS		09003	14 802	55 643
From realization of currency		09004	-	-
From realization of NNA		09005	-	-
From sale of securities		09006	361 982	1 472 327
From realization of other actives		09007	1 919	8 057
From joint activity		09009	-	-

Including:				
From realization of permanent assets, except for apartments		10001	24 261	7 585
From realization of apartments		10002	95	277
From realization of MPS		10003	12 734	53 740
From realization of currency		10004	-	-
From realization of NNA		10005	-	-
From sale of securities		10006	362 173	1 471 753
From realization of other actives		10007	-	8 051
The tax to militia		10011	1	439
The wealth tax		10012	93 114	86 564
The tax to resale of automobiles		10013	-	-
The tax to cleaning of territory		10014	-	19
The tax to advertising		10015	8	14
Subsequent payment to the budget under the profit tax		10016	-	5
The tax to operations with securities		10026	-	-
Gathering for the name "Russia"		10028	-	-
Other taxes		10017	26	17
Services of banks		10018	14 910	21 787
The maintenance of the inhibited objects		10019	19 747	6 246
The cancelled industrial orders		10020	-	-
Expenses for the manufacture which was not given to production		10021	-	563
Expenses on service of securities		10022	125	638
Reserve on doubtful debts		10024	-	-
Reserve under depreciation of financial investments		10025	-	-
Reserve under depreciation of material assets		10029	-	-
Reserve on stopped activity		10030	-	-
Reserve under the other contingent liabilities		10031	-	-
Leaving of actives without the income		10032	39	236
The VAT on free transferred property		10033	-	-
Assignation in the municipal property		10034	12 284	2 223
Other operational charges		10023	25 380	815 366

Parameter	Note	Code	As for the accounting period	Similar period of the last year
1	**A**	**2**	**3**	**4**
Non-trade incomes		120	26 866	82 572
Including:				
The profit of 2003 revealed in accounting period		12001	10 084	-
The profit of 2002 revealed in accounting period		12002	330	48 156
The profit of 2001 revealed in accounting period		12003	387	602
Profit till 01.01.2001, revealed in accounting period		12004	865	1 225
Penalties recognized or on which court decision (arbitration court) are received about their collecting		12005	8 684	11 272
Accounts payable more than three years		12008	2 629	791
Differences in exchange		12009	1	30
The property which has appeared in surplus by results of inventory		12010	120	594
Free received actives, except for FA and NNA		12011	-	3 648
The income of free received FA, determined when due hereunder		12012	3 307	2 995
Sum differences		12013	12	20
Other non-trade incomes		12014	447	13 239

The loss of 2003 revealed in accounting period		13001	8 398	-
The loss of 2002 revealed in accounting period		13002	5 807	(11 760)
The loss of 2001 revealed in accounting period		13003	532	2 218
The loss till 01.01.2001, revealed in accounting period		13004	605	5 283
Penalties recognized or on which court decision (arbitration court) are received about their collecting		13005	48	27
State duties under economic contracts		13007	1 438	174
Debt receivable more than three years		13008	64 654	194
Differences in exchange		13009	-	16
Legal cost		13010	123	30
Sum differences		13011	15	2
Plunders, shortage		13021	48	411
Write-off MPS over natural loss rates		13022	24	6
Costs on executing producing		13024	28	-
The maintenance of social sphere for surplus account		13026	3 316	4 255
Repayment of cost of workers' apartments		13027	-	-
Charges on carrying out of sports actions		13030	141	16
Charges on carrying out of cultural and educational actions		13031	-	46
Charges on charity		13032	14 538	14 902
Other non-trade charges		13029	153 418	131 731

Parameter	Note	Code	As for the accounting period	Similar period of the last year
1	**A**	**2**	**3**	**4**
The profit tax and other similar obligatory payments … …		150	227 007	258 958
Including:				
Profit tax and other similar payments		15001	164 211	176 878
profit tax on the basis of transitional		15005	4 600	4 600
Constant tax obligations		15006	72 177	40 980
Write-off PTO		15007	-	-
Write-off PTA		15008	-	-
Penalties STI,		15010	22	19
From them:				
Under the profit tax		15011	-	-
Under the VAT		15012	3	-
Under the wealth tax		15013	2	9
Under the other taxes		15014	17	10
Penalty STI		15020	3 955	1 011
From them:				
Under the profit tax		15021	292	854
Under the VAT		15022	3 459	-
Under the wealth tax		15023	41	38
Under the other taxes		15024	163	119
Penalty STI restructured (recognized in accounting year)		15050	593	35 400
From them:				
Under the profit tax		15051	-	-
Under the VAT		15052	-	-
Under the wealth tax		15053	17	1 542
Under the other taxes		15054	576	33 858
Penalties in state inappropriate funds,		15030	7	5
From them:				
Pension fund of the Russian Federation		15031	7	-

Fund of employment		15034	-	-
Fines in state inappropriate funds, From them:		15040	177	65
Pension fund of the Russian Federation		15041	137	58
Fund of social insurance		15042	25	1
Fund of obligatory medical insurance		15043	15	6
Fund of employment		15044	-	-
Fines in the state inappropriate funds re-structured (recognized in accounting year) From them:		15060	192	-
Pension fund of the Russian Federation		15061	-	-
Fund of social insurance		15062	192	-
Fund of obligatory medical insurance		15063	-	-
Fund of employment		15064	-	-
Other obligatory payments		15045	-	-
Profit at write-off re-structured the fine under taxes		15070	(18 927)	-
Extreme incomes		170	8 768	12 864
Cover sums		17031	8 758	7 941
Cost of the material assets remaining from write-off as a result of extreme situations unsuitable to restoration and further use of actives		17032	10	2 192
Other extreme incomes		17033	-	2 731
Extraordinary charges		180	2 578	24 149
Cost of lost financial industrial values		18001	202	5 186
Losses from write-off caused by extreme events		18002	-	18 935
Other extraordinary charges		18005	2 376	28

The Head

The Chief Accountant

7.4. Data on the Registration policy of the Emitter
The appendix #1

To Order of JSC "Rostovenergo"

Of 31.12.2004 #352

Registration policy for 2005

The Rostov Joint-Stock Company of power

And electrification (JSC "Rostovenergo")

for the purposes of book keeping.

1. THE ORGANIZATION OF BOOK KEEPING

1. GENERAL PROVISIONS

Book keeping is conducted by independent structural division on book keeping and reporting (further accounts department) and submits directly to the head.

The tax account is conducted by sector under the tax account in structure of accounts department.

The branches of JSC "Rostovenergo" allocated on separate balance conduct book keeping, make the reporting in the order established by JSC "Rostovenergo", bear responsibility for the organization of the account on the allocated property, are guided by substantive provisions of the Registration policy of JSC "Rostovenergo".

2. ORGANIZATIONAL ASPECTS OF THE REGISTRATION POLICY

In structure of JSC "Rostovenergo" on the separate (unfinished) balance all branches were allocated, without

Allocation of branches on the separate (unfinished) balance was carried out because of the relative isolation of industrial, commercial, financial and economic processes.

The balance of a branch is the internal accounting document representing a component of a consolidated balance sheet of JSC "Rostovenergo".

Branches have own accounting services headed by chief accountants which make the separate balance sheet and other reporting. Functions of the central accounts department are carried out by accounts department of the device of JSC "Rostovenergo".

3. TECHNICAL ASPECTS OF THE REGISTRATION POLICY(POLITICS)

Branches of JSC "Rostovenergo" are financed by JSC "Rostovenergo":

- On operation - by transfer to networks' accounts the sums for compensation of expenses on transportation of electric energy according to charges transferred under the order (under account 79/01 – "Interdepartmental calculations");
- On compensation to branches the expenses on the goods (work performed, services rendered) transferred to other branches - by transfer to branches' accounts the sums through balance account 79/0105 "Calculations between branches".

4. METHODICAL ASPECTS OF THE REGISTRATION POLICY

4.1. NON-MATERIAL ASSETS.

In JSC "Rostovenergo" the linear way of charge of depreciation charges proceeding from historical cost and norm amortization, estimated proceeding from term of useful use of object of fictitious assets is applied. Term of use is determined at the moment of acceptance of a non-material active to book keeping.

4.2. PERMANENT ASSETS

Revaluation of groups of permanent assets is made in the order established by legislation, as well as on the basis of the corresponding order document of RJSC "UES of Russia" as the basic shareholder. The society can overestimate in full or in part groups of objects of permanent assets on reinstatement value by direct recalculation on documentary confirmed market prices with reference of arising differences on balance accounts 83 "Added capital" or 91 "Other earnings and charges", according to ПБУ 6/01. Results of the carried out revaluation of objects of permanent assets transfer branches under the note in the device of JSC "Rostovenergo". The sums of added estimation of objects of permanent assets as a result of revaluation are enlisted into the added capital. The account of results of revaluation conducts the device of JSC "Rostovenergo".

Charge of amortization on objects of permanent assets is made by linear way, proceeding from term of useful use of this object. On the objects of permanent assets had been accepted to book keeping before January, 01, 2002, amortization is charged according to the Decision of Council of Ministers of the USSR from October, 22, 1990 #1072 "About uniform norms of depreciation charges on full restoration of fixed capital of the national economy of the USSR". On the objects of permanent assets accepted to book keeping after January, 01, 2002, amortization is charged according to the Decision of the Government of the Russian Federation from January, 01, 2002 #1 "About classification of the permanent assets included in amortization groups".

Objects of permanent assets with cost no more than 10000 rubles for an unit, as well as got books, brochures, and other editions not included in library fund are written off on charges on an element "Amortization" in process of their transfer into manufacture or operation without reflection on account 02 "Amortization of permanent assets". With a view of safety of these objects in manufacture or at operation in JSC "Rostovenergo" the control over their movement is organized (account is kept in quantitative expression).

Permanent assets, rights on which are subject to the state registration according to the legislation of the Russian Federation, are included in structure of corresponding amortization group from the moment of documentary confirming of the fact of submission of documents on registration of the specified rights. For formation of product cost on objects of the real estate of the permanent assets, accepted in operation and being in process of the state registration, charge of depreciation charges is made.

Expenses for carrying out of all kinds of repairs (current, average, and capital) are included to the cost price of that accounting period in which they have been made according to contract conditions. Stage-by-stage reference of expenses for charges is probable at presence of the estimate performance of works on stages and reflections of it in contract conditions. The reserve of forthcoming charges on repair of permanent assets is not created.

In the device of JSC "Rostovenergo" while object of permanent assets leaves the sum of added estimation is written off from the debit side of the account of the added capital in the correspondence with the credit of the account of the account of Rest. On permanent assets left at branches, write-off of the sums of added estimation is made in book

4.3. FINANCIALLY - MANUFACTURING STOCKS

Financially - manufacturing stocks are accepted to book keeping under the actual cost price of purchase or manufacturing.

At leaving of financially - manufacturing stocks to manufacture, their use for repair - regenerative works, capital construction and other leaving, their estimation is made at cost of each unit.

Cost of tools, stock, economic accessories and special clothes, which term of operation according to norms of delivery does not exceed 12 months, is written off on expenses in the full amount by their transfer to operation. With a view of maintenance of their safety the appropriate control is organized (account is kept in quantitative expression).

Cost of special clothes, which service life exceeds 12 months, is written off on expenses by linear way, proceeding from terms of useful use of the special clothes, stipulated by typical branch norms of free-of-charge delivery of the special clothes, special footwear and others means of an individual defense, as well as by Rules of maintenance of workers the special clothes, special footwear and other means of the individual defense, authorized by the decision of the Ministry of work and social development of the Russian Federation from December, 18, 1998 #51 with the subsequent additions and changes.

Charge of repayment of cost of special clothes in book keeping begins in the month of transfer of special clothes into operation.

Cost of special equipment is repaid by linear way - proceeding from the actual cost price of object of special equipment and the norms, estimated proceeding from terms of useful use of this object.

The goods, got by JSC "Rostovenergo" for sale, including for retail trade, are taken into account on account 41 "Goods" at sale value.

Analytical accounting of financially - manufacturing stocks is conducted, automated with draft on funds of computer facilities. In sheets, revolutions and the rests under each nomenclature number of materials by quantity and the sum are reflected.

4.4. CHARGES OF THE FUTURE PERIODS.

In structure of charges of the future periods includes:

- The charges connected with recultivation of the grounds and realization of others wildlife management actions - within 7 years;
- The charges connected to payment of a rent - during term of the contract;
- The charges connected to payment for the announcements in a local press under the safety precautions - during term of the contract;
- The charges connected to payment for maintenance subscription - during term of the contract;
- Acquisition expenses of licenses or other rights - during the currency;
- The charges connected to service of software products and updating of databases, installation of the new version - during the term caused by contract conditions;
- Holiday money of the future period and deduction on them of payments under the uniform social tax (ПФРФ, ФССРФ, РОФОМС) - in the month to which concern;
- Other expenses concerning to charges of the future periods - in the month to which concern.
- Residual cost of invaluable and quick wearing subjects of the materials transferred in structure as of 01.01.2002 years - are subject to write-off on expenses in process of their write-off owing to unfitness, in quantitative expression from the balance account #10.40. "Tool, stock and economic accessories" internal transaction: the Debit of accounts 20, 23, 26, 29 "Charges on write-off of the materials transferred from structure invaluable and quick wearing subjects", etc. The Credit of account 97 "Charges of the future periods".
- Charges of the future periods are subject to write-off by kinds of charges in regular intervals during the period to which they concern.
- Charges of the future periods are written off in structure of capital investments or on to the corresponding kind of charges (by usual kinds of activity, other charges) depending on the purpose.

4.5. EXPENSES FOR MANUFACTURE

The account of charges by usual kinds of activity of JSC "Rostovenergo" is carried out on balance accounts 20 "Production work", 23 "Auxiliary manufacture", 25 "General producing charges", 26 "General economic charges", 29 "Productions of services and facilities".

All expenses on a way of inclusion in the cost price are divided on:

- Indirect - expenses which simultaneously concern to all kinds of activity and are reflected under the debit of accounts 25 "General producing charges", 26 "General economic charges".

Definition of expenses by kinds of activity is made by summation of factor cost by each kind and distributions indirect accompanying expenses to them.

The account of expenses by each kind of activity is carried out under the debit of charge accounts on separate subaccounts.

The separate account under carrying costs by usual kinds of activity and on capital investments is conducted. Actual charges of a department of capital construction concern to balance account 08 "Investments in non-negotiable actives" within the limits of the authorized estimate.

Expenses reflected in the debit on account 25 "General producing charges" are distributed proportionally to direct costs.

The charges reflected on the debit of balance account 26 "General economic charges" are distributed as the following:

1. Distribution General economic charges between primary activity and investment, in a case if the capital construction is carried out by economic way:

While working on capital investments by economic way charges reflected under the debit on accounts 26 "General economic charges" are distributed into debit side account 08 "Investments in non-negotiable actives" proportionally to wages (as the attitude of the sum of wages of workers of a concrete site to the sum of direct wages of all personnel charged for the accounting period).

2. Distribution General economic charges into other kinds of activity of industrial and not industrial character:

Expenses reflected in the debit on accounts 26 "General economic charges" on branches and in the device of JSC "Rostovenergo" are distributed into direct costs by the other kinds of activity of industrial and not industrial character according to the sum of general economic charges in structure of scheduled accounting for these works and services.

After distribution of general economic charges into other kinds of activity of industrial and not industrial character, the stayed sum of general economic charges branches transfer under the notice to the device of JSC "Rostovenergo" (Дт 79 Кт 26 - the sum of general economic charges for distribution is transferred). The device of JSC "Rostovenergo" forms general economic charges as a whole for the Company which are written off then to the basic kind of activity (transportation of electric energy).

Expenses of the branches which are carrying out transfer of electric energy, are included in to expenses of the basic kind of activity of JSC "Rostovenergo" by data of transmission of charges on balance account 79"Internal calculations" by registration of the note and representation of decoding on elements of expenses.

The charges concerning to activity, transferred on payment ЕНВД are reflected in balance account 29, municipal services (the electric power, hot and cold water supply) according to the indications of devices of the account established in places of using for this kind of activity.

4.6. CALCULATIONS WITH DEBTORS AND CREDITORS

All operations connected to calculations for got material assets, the accepted works or the consumed services, are reflected in the credit of account 60 "Calculations with suppliers and contractors" irrespective of time of payment. Account 60 is debited for the sums of discharge of the obligation (payment of accounts), including advance payments, in the correspondence with accounts of money resources, etc. Thus, the sums of the given advance payments are taken into account separately. The sums of debts for suppliers and the contractors, provided with bills given by JSC "Rostovenergo", are not written off from the account 60, and are taken into account separately, in analytical accounting.

Realization of production of the basic kind of activity (transportation of the electric power) is made under the state adjustable tariffs authorized by the Regional (federal) power commission. The prices for works and services of non-controllable kinds of activity are contractual (market) established.

The reserve of doubtful debts in JSC "Rostovenergo" is not created.

Calculations on a rent for the ground are conducted on balance account 76 "Calculations with different debtors and creditors". Charge of rent for the ground is made quarterly.

4.7. DISTRIBUTION AND USE OF THE PROFIT

JSC "Rostovenergo" does not create any funds for the surplus account, stayed in its order, except for cases when creation of such funds is stipulated by constituent documents. In this case, the order of their creation and use is determined by the decision of shareholders meeting.

4.8. RESERVES OF FORTHCOMING CHARGES AND PAYMENTS

JSC "Rostovenergo" creates a reserve of forthcoming charges and payments:

- On payment of the annual bonus and payment of material stimulation for corresponding workers of JSC "Rostovenergo" according to a Design procedure confirmed by the General Director.

4.9. THE RECEIPT OF THE GOODS, PRODUCTION, WORKS AND SERVICES

The account of the receipt of production and the goods, the receipts connected to performance of works and rendering of services is conducted according to kinds of activity. Thus, incomes of usual kinds of activity in JSC "Rostovenergo" are proceeds from:

- Services on transport and distribution of electric power;
- Other kinds of activity:
- Services of industrial character;
- Services of not industrial character.

4.10. THE INFORMATION ON AFFILIATED PERSONS

JSC "Rostovenergo" includes to the explanatory note, included into the accounts, as the separate unit - the information on affiliated persons. Thus, the specified data are not applied while forming of the reporting to the internal purposes, as well as of the reporting made for the state statistical supervision and for the credit organization, or other special purposes.

In accounts of JSC "Rostovenergo" the information is opened on operations of RJSC "UES of Russia" and with other societies which are included in Group.

4.11. CHARGES ON RESEARCH, DEVELOPMENTAL AND TECHNOLOGICAL WORKS

Analytical accounting of charges on research, developmental and technological works is conducted, detached by kinds of works, contracts.

Unit of book keeping of charges on research, developmental and technological works is the inventory object. The inventory object is considered to be a set of charges on work performed, which results are independently used in production (performance of works, rendering of services) or for administrative needs.

Charges on research, developmental and technological works are subject to write-off into charges by usual kinds of activity from the 1st of month, following after the month, in which actual application of the received results from performance of the specified works in production (performance of works, rendering of services), or for administrative needs has been started.

Write-off of charges on each executed research, developmental and technological work is made by linear way.

Term of write-off of charges on research, developmental and technological works is determined by proceeding from expected term of use of the received results of scientifically research, developmental and technological works during which the economic gain (income) can be received, but not more than 5 years.

4.12. THE ACCOUNT OF CALCULATIONS UNDER THE PROFIT TAX

The account of constant differences, time differences and constant tax obligations is carried out according to ПБУ 18/02 "the Account of calculations under the profit tax".

The information on constant and time differences is formed on the basis of primary registration documents in registers of book keeping.

For definition of the current profit tax (loss) the device of JSC "Rostovenergo" keeps account the conditional charge (income) under the profit tax:

On account 99 "the Profit and losses" subaccount 10 - constant tax obligations (CTO);

On account 09 "the Postponed tax actives" subaccount 01 - the postponed tax actives (PTA);

At formation of expenses by the basic kind of the activity branches of JSC "Rostovenergo" reflect arising differences in the information #1, on other activity, under operational, non-trade incomes and charges - in the information #2.

Monthly branches transfer information #1 and #2 to the device of JSC "Rostovenergo" for reflection on accounts of book keeping and the reporting.
In accounts (curtailed (turned)) sum of a tax active and the postponed tax obligation is reflected.

Changes are brought into the registration policy in case of acceptance of new economic, tax and other legislation, changes of statutory acts on book keeping, development of new ways of book-keeping, and also in case of change internal or environmental conditions of functioning of joint-stock company. Change of the registration policy should be entered since January, 01 of a year (the beginning of fiscal year), following to the year its statement is made by the corresponding organizational - order document.

Appendix #2

To the Order JSC "Rostovenergo"

of 31.12.2004 #352

Registration policy for 2005

for the purposes of the taxation

1. THE ORGANIZATION OF THE TAX ACCOUNT

JSC "Rostovenergo" estimates and pays taxes and tax collections according to the legislation of the Russian Federation on taxes and tax collections, the legislation of subjects of the Russian Federation on taxes and tax collections, normative elements of law of institutions of local government on taxes and tax collections.

For the purposes of the taxation the Company recognizes the receipt in process of payment of production (works, services) regarding calculation of the tax to an added value. Calculation of the profit tax is made according to 25 chapter of the Tax Code of the Russian Federation, on an accrual basis, other taxes - according to the Tax Code of the Russian Federation, the Legislation of the Russian Federation and subjects of the Russian Federation under taxes and tax collections.

7.5. Data on a total sum of export, as well as on the share which makes export to the total amount of sales

Export production **is absent.**

7.6. Data on cost of real estate of the Emitter and the major modifications which have occurred in structure of property of the Emitter after the date the last completed fiscal year closed

Realization of property by contract N 6734/05 of 14.07.05 for the sum of 120,000,000 rubles.

7.7. Data on participation of the Emitter in litigations in case if such participation can influence the financial and economic activity of the Emitter essentially

Participation of the Emitter in litigations which can be reflected essentially in financial and economic activity of the enterprise within three years **was not conducted.**

8. Additional data on the Emitter and on the issued securities placed by it

8.1. Additional data on the Emitter

8.1.1. Data on the size, structure authorized (shared) the capital (co-op share fund) of the Emitter

Breakdown of the authorized capital on categories of shares:
Common shares:
Total amount (rubles): ***3,128,764,676***
Share in the authorized capital: *77.16767 %*
Privileged shares:
Total amount (rubles): ***925,737,256***
Share in an authorized capital: ***22.83233 %***

Nominal value (rubles): ***1.0***

The part of shares of JSC "Rostovenergo" as depository receipts addresses outside the Russian Federation.

The name of Bank of the Depositary	% of shares from the authorized capital of JSC of RJSC "Rostovenergo"	% of shares from common shares of JSC "Rostovenergo"	% of shares from privileged shares of JSC "Rostovenergo"
Bank of New York	5,56	2,28	16,63

Number of common shares for one DR=100,
Number of privileged shares for one DR=100

The foreign Emitter which securities certify rights concerning shares of JSC of RJSC "Rostovenergo" (the name and the location):

8.1.2. Data on change of the size authorized (shared) the capital (co-op share fund) of the Emitter

For last 5 completed financial years, previous to the date closing the accounting quarter, as well as in accounting quarter, change of the size the authorized (shared) capital (co-op share fund) of the Emitter **did not take place.**

8.1.3. Data on formation and on use of a surplus fund, as well as of other funds of the Emitter

According to article 8 of the Charter of JSC "Rostovenergo": "The Company creates a surplus fund at a rate of 5 (five) percent from the authorized capital.
The surplus fund of the Society is intended for covering of losses of the Company, and also for repayment for bonds of the Company and redemption of shares of the Company in case of absence of other means.
The surplus fund of the Company cannot be used for any other purposes".
Data on the surplus fund of the Company as of the date closing the accounting quarter

Thous. rubles

Parameter	Rest as for the beginning of the accounting year	Arrived in the accounting year	Left in the accounting year	Rest as for the last of the accounting year
Reserve fund	33361,0		-	55792,0

8.1.4. Data on the order of convocation and carrying out of assembly (session) of the supreme body of management of the Emitter

The name of the supreme body of management of the Emitter: According to the article 47 ФЗ "About joint-stock companies" N208-ФЗ of 26.12.95 the supreme body of management of the Emitter is **General meeting of shareholders**

According to the article 52 ФЗ "About joint-stock companies" N208-ФЗ of 26.12.95, **the message on carrying out of General meeting of shareholders goes (or is handed over) to each person specified in the register of persons, having the right on participation in General meeting of shareholders, together with bulletins for voting, as well as published by the Society not later than 30 (thirty) days prior to date of its carrying out in newspaper "Molot".**

In case if the person who is the nominal holder of shares is registered in the register of shareholders of the Company, the message on carrying out of General meeting of shareholders goes to the address of the nominal holder of shares if in the register of persons, having the right on participation in General meeting shareholders, other mailing address on which a report about carrying out of General meeting of shareholders should be submitted is not specified.

Persons, who have the right to convoke (to demand carrying out) extraordinary assembly of the supreme body of management of the Emitter, as well as the order of a direction (presentation) of such requirements:

According to the Federal Law "About joint-stock companies" N208-ФЗ of 26.12.95, **extraordinary General meeting of shareholders of the Company is carried out under the decision of Board of Directors of the Company, on the basis of its own initiative, the requirement of the Revision committee of the Company, the Auditor of the Company, and also the shareholder (shareholders), being by the owner not less than 10 (Ten) percent of voting shares of the Company for the date of presentation of the requirement.**

Convocation of extraordinary General meeting of shareholders on demand of the Revision committee of the Company, the Auditor of the Company or the shareholders (shareholder) being owners not less than 10 (Ten) percent of voting shares of the Company, is carried out by Board of Directors of the Company.

Such General meeting of shareholders should be carried out within 40 (Forty) days from the moment of representation of the requirement about carrying out of extraordinary General meeting shareholders of the Company, except for a case stipulated below.

In case the suggested agenda of extraordinary General meeting of shareholders contains a question on election of members of Board of Directors of the Company:

General meeting of shareholders should be carried out during 70 (Seventy) days from the moment of representation of the requirement about carrying out of extraordinary General meeting of shareholders.

The shareholders (shareholder) of the Company being in aggregate owners not less than 2 percent of voting shares of the Company, have the right to offer candidates for election in Board of Directors of the Company or the Revision committee which number cannot exceed quantitative structure of corresponding body of the Company.

Such offers should arrive to the Company not less, than 30 (Thirty) days prior to date of carrying out of extraordinary General meeting of shareholders.

The Board of Directors of the Company is obliged to consider the arrived offers and to make decisions on their inclusion into the agenda of extraordinary General meeting of shareholders or on refusal in inclusion in the specified agenda not later than 5 (Five) days after the termination of the term specified in the previous paragraph.

The order of definition of date of carrying out of assembly (session) of the supreme body of management of the Emitter: According to Federal Law "About joint-stock companies" N208-ФЗ of 26.12.95, **annual General meeting of shareholders of the Company is carried out not earlier than in two months and not later than in six months after the ending of fiscal year.**

Persons who have the right to make offers into the agenda of assembly (session) of the supreme body of management of the Emitter, and also the order of entering of such offers:

According to an article 53 of the Federal Law "About joint-stock companies" N208-ФЗ of 26.12.95, **the shareholders (shareholder) being in aggregate owners not less than 2 (Two) percent of voting shares of the Company, have the right to bring in questions to the agenda of annual General meeting of shareholders and to put forward candidates for Board of Directors of the Company and the Revision committee of the Company, which number cannot exceed quantitative structure of corresponding body. Such offers should arrive into the Company not later than in 60 (Sixty) days after the ending of fiscal year.**

Persons, who have the right to look through the information (materials), given for preparation and carrying out of assembly (session) of the supreme body of management of the Emitter, and the order of acquaintance with such information (materials):

According to the Federal Law "About joint-stock companies" N208-ФЗ of 26.12.95, **the information**

Company, within 30 (Thirty) days before carrying out of General meeting of shareholders should be accessible to the persons having the right on participation in General meeting of shareholders, to acquaintance in an executive body of the Company and other places which addresses are specified in the message on carrying out of General meeting of shareholders. The specified information (materials) should be accessible to the persons participating in General meeting of shareholders, during its carrying out.

The order of acquaintance of the persons having the right on participation in General meeting of shareholders, with the information (materials) on questions of the agenda of General meeting of shareholders and the list of such information (materials) are determined by the decision of Board of Directors of the Company.

8.1.5. Data on the commercial organizations in which the Emitter owns not less than 5 percent authorized (shared) the capital (co-op share fund) or not less than 5 percent of common shares.

The full and reduced company's names, the location: ***JSC «Subsidiary agricultural Markinskoe» (JSC « SA Markinskoe »); s. Markinskoe, Tsymlyansky district, Rostov region, 347310***
Share of the Emitter in the authorized capital: ***100*** **%.**
Share of voting shares: **100 %.**
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

The full and reduced company names, the location: ***JSC « Subsidiary agricultural called after A.A.Grechko » (JSC « SA called after A.A.Grechko »); 21, Teatralnaya str., s. Kuybyshevo, Kuybyshevsky district, Rostov region, 346826***
Share of the Emitter in the authorized capital: ***100*** **%.**
Share of voting shares: ***100*** **%.**
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

The full and reduced company names, the location: ***JSC «Subsidiary agriculture Sokolovskoe » (JSC «SA Соколовское»); 50 Kurskaya str., s. Sokolovo-Kundryuchensky, Novoshakhtinsk, Rostov region, 346930***
Share of the Emitter in the authorized capital: ***100*** **%.**
Share of voting shares: ***100*** **%.**
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

The full and reduced company names, the location: ***JSC «Resting House Energetic» (JSC «Resting House Energetic»), s. Shepsi, Tuapse district, Krasnodar Territory,*** 352818
Share of the Emitter in the authorized capital: *82,87* **%.**
Share of voting shares: *82,87* **%.**
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

The full and reduced company names, the location: ***JSC «Rostov power repair enterprise», (JSC "Rostovenergonaladka"), 147, Vtoraya Krasnodarskaya str., Rostov-on-Don, 344091***
Share of the Emitter in an authorized capital: ***100*** **%.**
Share of voting shares: ***100 %.***
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

Share of voting shares: ***100* %.**

Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

The full and reduced company names, the location: ***JSC «Rostov power repair enterprise» (JSC «PRE Rostovskoe»), 1, Yunosty str., Novocherkassk, 346415***
Share of the Emitter in an authorized capital: ***100* %.**
Share of voting shares: ***100* %.**
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

The full and reduced company names, the location: ***JSC «Rostov power motor transportation enterprise» (JSC "Rostovenergoavtotrans"); 10, Radiatornay lane, Rostov-on-Don, 344064***
Share of the Emitter in an authorized capital: ***100* %.**
Share of voting shares: ***100* %.**
The head: ***Makarov Anatoly Fedorovich***
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

The full and reduced company names, the location: ***JSC "Energougol", Shakhty city, the Rostov region***
Share of the Emitter in an authorized capital: **16,5 %.**
Share of voting shares: **16,5 %.**
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter (the commercial organization if the Emitter is a joint-stock company), as well as shares of common shares of the Emitter belonging to the commercial organization: **0 %.**

The full and reduced company names, the location: ***Joint-stock Company* «Commercheskiy Bank Tsentr-Invest»**, 62, Sokolov's av., Rostov-on-Don
Share of the Emitter in an authorized capital: **0,01 %.**
Share of voting shares: **0,01 %**
Share of the commercial organization in authorized the capital (co-op share fund) of the Emitter: **0 %.**
Share of common shares of the Emitter belonging to the commercial organization: **0%.**

8.1.6. Data on the essential transactions accomplished by the Emitter

The specified transactions **had no place.**

8.1.7. Data on credit ratings of the Emitter

To the Emitter the credit rating **is not given.**

8.2. Data on each category (type) of shares of the Emitter

Serial number of release: 1
Kind, category: shares common, nominal, paperless
Nominal value of one valuable paper of release: 1 rouble
Quantity of securities of release: 3,128,764,676
Data on the state registration of release:
Statement date: 26.08.2003

The period of accommodation: 15.09.2003
The current condition of release: accommodation is completed
Quantity of actually placed securities according to the registered report on results of release: 3,128,764,676
Quantity of the shares which are taking place on balance of the Emitter: *0*
Data on the state registration of the report on results of release:
The report on results of release was not registered
Restrictions in circulation securities of release (if those are available):
Restrictions are not present

Rights of the shareholder of this category (type):
Each ordinary registered share of the Company gives to the shareholder – its owner identical volume of the rights.
Shareholders - owners of common registered share of the Company have the right:
1) To participate personally or through representatives in General meeting of shareholders of the Company with a vote on all questions of his competence;
2) To make offers into the agenda of General meeting in the order stipulated by the current legislation of the Russian Federation and the present Charter;
3) To receive the information on activity of the Company and to get acquainted with documents of the Company according to article 91 of the Federal Law "About joint-stock companies", other normative elements of law and the present Charter;
4) To receive the dividends declared by the Company;
5) Primary purchase of additional shares placed by means of public subscription and the issue securities convertible in the shares, in the quantity proportional to of common shares belonging to them;
6) In case of liquidation of the Company to receive a part of its property;
7) To carry out other rights stipulated by the legislation of the Russian Federation and the present Charter.

The market information on securities of release:
Trade in shares of release is carried out in the Russian trading system of RTS
The additional essential information on securities of release:
Cancellation of individual number of additional issue of securities and association of securities of additional release with securities of release in relation to which they are additional (Notices of Federal Commission on Securities of Russia N040418-001 of 08.07.2003 and N 053310-001 of 08.09.2003).

Serial number of release: 1
Kind, category, type: shares privilege, nominal, paperless, type A
Nominal value of one valuable paper of release: 1 rouble
Quantity of securities of release: 925,737,256
Data on the state registration of release:
Statement date: 26.08.2003
Registration number: 2-01-00125-A
The body which has carried out the state registration: Federal Commission on Securities of Russia
Way of accommodation: distribution among shareholders
The period of accommodation: 15.09.2003
The current condition of release: accommodation is completed
Quantity of actually placed securities according to the registered report on results of release: 925,737,256
Quantity of the shares which are taking place on balance of the Emitter: *0*
Data on the state registration of the report on results of release:
The report on results of release was not registered
Restrictions in circulation securities of release (if those are available):
Restrictions are not present

Rights of the shareholder of the given category (type):
Privilege shares of type A of the Company give to shareholders - their owners identical volume of the rights and have an identical nominal value.
Shareholders - owners of privilege shares of type A have the right:
1) To receive the dividends declared by the Company

General meeting of shareholders of the Company;
2) To participate in General meeting of shareholders with a vote at the decision of questions on reorganization and liquidation of the Company;
3) To participate in General meeting of shareholders with a vote at the decision of questions on modification and additions in the present Charter, limiting shareholder rights - owners of preference shares of type A.
The decision on entering such changes and additions is deemed accepted, if for it not less than three quarters of voices of shareholders - owners of the voting shares participating in General meeting of shareholders, except for voices of shareholders of owners of preference shares of type A, and three quarters of voices of all shareholders of owners of preference shares of type A is given.
4) Primary purchase of additional shares placed by means of public subscription and the issue securities convertible in the share, in the quantity proportional to quantity of privilege shares of type A belonging to them;
5) To participate in General meeting of shareholders with a vote on all questions of his competence, since the assembly following an annual shareholder's meeting on which irrespective of the reasons, the decision on dividend payout was not accepted or the decision on incomplete dividend payout under preference shares of type A was accepted.
The shareholder - owners of preference shares of type A right to participate in General meeting of shareholders of the Company stops from the moment of the first dividends payment in the full amount under the specified shares.

The market information on securities of release:
Trade in shares of release is carried out in the Russian trading system of RTS
The additional essential information on securities of release:
Cancellation of individual number of additional issue of securities and association of securities of additional release with securities of release in relation to which they are additional (Notices of Federal Commission on Securities of Russia N040418-001 of 08.07.2003 and N 053310-001 of 08.09.2003).

8.3. Data on the previous releases of issue securities of the Emitter, except for shares of the Emitter

Data on bonds of the Emitter

Serial number of release: ***1***
A series: ***PO-1***
Type: ***percentage***
The form of securities: ***documentary to bearer***
Nominal value of one valuable paper of release: ***1,000 rubles.***
Quantity of securities of release: ***2,200,000***
Total amount of release: ***2,200,000,000***
Data on the state registration of release:
Statement date: ***10.05.2000***
Registration number: ***4-01-00125-A***
The body which has carried out the state registration: ***Federal Commission on Securities of Russia***
Way of accommodation: ***the closed subscription***
The period of accommodation: ***from 29.05.2000 till 7.04.2001***
The current condition of release: ***all securities of release are extinguished (cancelled)***
Quantity of actually placed securities according to the registered report on results of release: ***2,200,000***
Data on the state registration of the report on results of release:
Statement date: ***24.11.2000***
The body which has carried out the state registration: ***Federal Commission on Securities of Russia***
Restrictions in circulation securities of release (if those are available):
Restrictions are not present
The market information on securities of release:
The Moscow Interbank Currency Market. The license of the Ministry of Finance of the Russian Federation 102 of 12.11.1992, the license of Federal Commission on Securities 000-00001-000001 of 24.09.1997.
The legal address - 1/13, building 1, street Big Kislovodskiy Lane, Moscow, Russia, 103009

The information on tranches of release:
Serial number of the tranche: ***1***

The period of accommodation of bonds of the tranche: ***c 30.05.2000 till 30.05.2000***
Quantity of actually placed bonds of the tranche according to the registered report on results of release: ***1,077,652***

Serial number of the tranche: ***2***
Quantity of bonds on the tranche: ***1,122,348***
Volume of release on the tranche:
The order of identification of bonds of the tranche: ***B-RTSE/01-02***
The period of accommodation of bonds of the tranche: ***form 8.09.2000 till 8.09.2000***
Quantity of actually placed bonds of the tranche according to the registered report on results of release: ***1,122,348***

Cycle time of bonds of release: ***from 29.05.2000 till 29.05.2003***

The income under bonds of release:
In percentage of a nominal value: ***is not stipulated***
Other property equivalent on one bond (rubles): ***is not stipulated***
Other income and rights under bonds of release: ***the coupon income under bonds of release is stipulated. The coupon rate of bonds of each of trenches is established at a rate of 8 (Eight) annual interest rates.***
The period of repayment: ***Bonds of each of trenches are repaid on 1095 (One thousand ninety fifth) day from the date of the beginning of accommodation of bonds of a corresponding tranche. If the drawn-on date of bonds drops out on the day off - irrespective of, whether there it will be the state day off or the day off for settlement operations, - payment of the appropriate sum is made in the first working day following the day off. The owner of the bond has no right to demand calculation of interests or any other indemnification for such delay in payment.***

Conditions and the order of repayment
1. Repayment of bonds and payment of incomes on them are made in rubles of the Russian Federation in the non-cash order.
Repayment of bonds and payment of incomes on them are made by the payment agent on behalf of the Emitter.
2. Functions of the payment agent the Joint-stock business bank "Confidential and Investment house " carries out, 84/3-7, Sadovnicheskaya str., Moscow, 113125; the mailing address: 26, Ulanskiy lane, Moscow, 103045.
The Emitter can appoint additional payment agents and cancel such assignments. The official report of the Emitter about the specified actions is published by the Emitter in time not later than 5 working days before date of fulfillment of such assignments or their cancellation in "The Russian newspaper".
3. Repayment of bonds and payment of incomes on them, except for cases of early repayment of bonds, are made to the owners of bonds being those as of 18.00 Moscow times of the working day, previous to the fourth working day before date of realization of repayment of a corresponding tranche of bonds and-or payment of incomes on them (further under the text - "Date of drawing up of the list of owners and/or nominal bonds holders").

4. Not later than 3 working days up to a drawn-on date of bonds or payments of incomes on them, the Depositary gives the Emitter and the payment agent the list of owners and/or the nominal bonds holders, made on Date of drawing up of the list of owners and/or the nominal bonds holders, including all data specified in item 5 of the unit "Conditions and the order of early repayment" of the present unit of the report.
5. Not later than two working days up to a drawn-on date and/or payments of incomes under bonds the Emitter transfers necessary money means on the account of the payment agent.
6. On the basis of the list of owners and/or the nominal bonds holders, given by the Depositary, the payment agent expects the sums of the money resources subject to payment to each persons, the sums of repayment authorized to reception and incomes under bonds.
7. In a drawn-on date and-or payments of incomes under bonds the payment agent transfers necessary money means for the benefit of the persons authorized by owners on reception of the sums of repayment and incomes under bonds. In a case if one person is authorized to receipt the sums of repayment and incomes under bonds on the part of several owners of bonds the total sum without breakdown on each owner of bonds is transferred to such person.
Date since which early repayment is possible: ***Early repayment of bonds can be carried out after two years (for the seven hundred thirtieth day) from the date of the beginning of accommodation of bonds of a corresponding tranche.***

Conditions and the order of early repayment
1. In case of desire of owners of bonds to present the bond to early repayment, owners of bonds or the nominal holders authorized to presentation of bonds to early repayment, are obliged to send to the Depositary the statement

and/or nominal debenture holders. According to item 5,tThe unit "Conditions and the order of early repayment" the present unit of the report.
2. For each of trenches of release the Period of presentation of bonds to early repayment is established. A date started of the Period of presentation of bonds to early repayment is 626-th calendar day from the date of the beginning of accommodation of bonds of a corresponding tranche.
Date closed of the Period of presentation of bonds to early repayment is 640-th calendar day from the date of the beginning of accommodation of bonds of a corresponding tranche.
3. From the moment of acceptance by the Depositary of the statement of owners or nominal holders on early repayment of bonds, any operations of owners with the bonds presented to early repayment, are not made, except for operations on their early repayment.
4. Not later the next 3 working days from the date of the ending of a relevant period of presentation of bonds to early repayment, the Depositary gives the Emitter and the payment agent the list of owners and/or the nominal bonds holders who have directed the statements on early repayment of bonds during a relevant period of presentation of bonds to early repayment. The specified list should include all data specified in the List of owners and/or nominal debenture holders according to item 5, the unit "Conditions and the order of early repayment" the present unit of the report.
5. The list of owners and/or nominal bonds holders should contain the following data:
**** A full name of the person, authorized to receive the sums of repayment and incomes under bonds.***
In a case if bonds are transferred by the owner in nominal holding, and the nominal holder is authorized to reception of the sums of repayment and incomes under bonds, the full name of the nominal holder is underlined.
In a case if bonds have not been transferred in nominal holding and/or the nominal holder is not authorized by the owner to reception of the sums of repayment and incomes under bonds, the full name (First name, middle initial, last name the owner - for the natural person) the owner of bonds is underlined.
**** Quantity belonging to an owner / nominal debenture holder on whom repayment and/or payment of incomes is made.***
**** Legal, mailing addresses, contact phones of the person, authorized to receive the sums of repayment and incomes under bonds.***
**** Essential elements of the bank account of the person, authorized to receive the sums of repayment and incomes under bonds.***
6. At early repayment of bonds payment of the saved up coupon income, the sum of extra income for date of fulfillment of early repayment of bonds of a corresponding tranche and the sum of the basic debt on them, considered under formulas is carried out.
Maintenance under bonds of release:
Maintenance is not stipulated.
The income under bonds of the release paid in accounting quarter:
Money resources: ***rubles.***
Other property equivalent: ***0 rubles.***
The income is paid after the coupon period
Other property rights and (or) other income: ***0 rubles.***

8.3.1. Data on releases which all securities are extinguished (are cancelled)

Data on bonds of the Emitter

Serial number of release: ***1***
A series: ***PO-1***
Type: ***percentage***
The form of securities: ***documentary to bearer***
Nominal value of one valuable paper of release: ***1,000 rubles.***
Quantity of securities of release: ***2,200,000***
Total amount of release: ***2,200,000,000***
Data on the state registration of release:
Statement date: ***10.05.2000***
Registration number: ***4-01-00125-A***
The body which has carried out the state registration: ***Federal Commission on Securities of Russia***
Way of accommodation: ***the closed subscription***

Quantity of actually placed securities according to the registered report on results of release: ***2,200,000***
Data on the state registration of the report on results of release:
Statement date: ***24.11.2000***
The body which has carried out the state registration: ***Federal Commission on Securities of Russia***
Restrictions in circulation securities of release (if those are available):
Restrictions are not present
The market information on securities of release:
The Moscow Interbank Currency Market. The license of the Ministry of Finance of the Russian Federation 102 of 12.11.1992, the license of Federal Commission on Securities 000-00001-000001 of 24.09.1997. The legal address - 1/13, building 1, street Big Kislovodskiy Lane, Moscow, Russia, 103009

The information on tranches of release:
Serial number of the tranche: ***1***
Quantity of bonds on the tranche: ***1,077,652***
Volume of release on the tranche:
The order of identification of bonds of the tranche: ***B-RTSE/01-01***
The period of accommodation of bonds of the tranche: ***c 30.05.2000 till 30.05.2000***
Quantity of actually placed bonds of the tranche according to the registered report on results of release: ***1,077,652***

Serial number of the tranche: ***2***
Quantity of bonds on the tranche: ***1,122,348***
Volume of release on the tranche:
The order of identification of bonds of the tranche: ***B-RTSE/01-02***
The period of accommodation of bonds of the tranche: ***form 8.09.2000 till 8.09.2000***
Quantity of actually placed bonds of the tranche according to the registered report on results of release: ***1,122,348***

Cycle time of bonds of release: ***from 29.05.2000 till 29.05.2003***

The income under bonds of release:
In percentage of a nominal value: ***is not stipulated***
Other property equivalent on one bond (rubles): ***is not stipulated***
Other income and rights under bonds of release: ***the coupon income under bonds of release is stipulated. The coupon rate of bonds of each of trenches is established at a rate of 8 (Eight) annual interest rates.***
The period of repayment: ***Bonds of each of trenches are repaid on 1095 (One thousand ninety fifth) day from the date of the beginning of accommodation of bonds of a corresponding tranche. If the drawn-on date of bonds drops out on the day off - irrespective of, whether there it will be the state day off or the day off for settlement operations, - payment of the appropriate sum is made in the first working day following the day off. The owner of the bond has no right to demand calculation of interests or any other indemnification for such delay in payment.***

Conditions and the order of repayment
1. Repayment of bonds and payment of incomes on them are made in rubles of the Russian Federation in the non-cash order.
Repayment of bonds and payment of incomes on them are made by the payment agent on behalf of the Emitter.
2. Functions of the payment agent the Joint-stock business bank "Confidential and Investment house " carries out, 84/3-7, Sadovnicheskaya str., Moscow, 113125; the mailing address: 26, Ulanskiy lane, Moscow, 103045.
The Emitter can appoint additional payment agents and cancel such assignments. The official report of the Emitter about the specified actions is published by the Emitter in time not later than 5 working days before date of fulfillment of such assignments or their cancellation in "The Russian newspaper".
3. Repayment of bonds and payment of incomes on them, except for cases of early repayment of bonds, are made to the owners of bonds being those as of 18.00 Moscow times of the working day, previous to the fourth working day before date of realization of repayment of a corresponding tranche of bonds and-or payment of incomes on them (further under the text - "Date of drawing up of the list of owners and/or nominal bonds holders").

4. Not later than 3 working days up to a drawn-on date of bonds or payments of incomes on them, the Depositary gives the Emitter and the payment agent the list of owners and/or the nominal bonds holders, made on Date of drawing up of the list of owners and/or the nominal bonds holders, including all data specified in item 5 of the unit

transfers necessary money means on the account of the payment agent.
6. On the basis of the list of owners and/or the nominal bonds holders, given by the Depositary, the payment agent expects the sums of the money resources subject to payment to each persons, the sums of repayment authorized to reception and incomes under bonds.
7. In a drawn-on date and-or payments of incomes under bonds the payment agent transfers necessary money means for the benefit of the persons authorized by owners on reception of the sums of repayment and incomes under bonds. In a case if one person is authorized to receipt the sums of repayment and incomes under bonds on the part of several owners of bonds the total sum without breakdown on each owner of bonds is transferred to such person.
Date since which early repayment is possible: *Early repayment of bonds can be carried out after two years (for the seven hundred thirtieth day) from the date of the beginning of accommodation of bonds of a corresponding tranche.*

Conditions and the order of early repayment
1. In case of desire of owners of bonds to present the bond to early repayment, owners of bonds or the nominal holders authorized to presentation of bonds to early repayment, are obliged to send to the Depositary the statement on early repayment of bonds. The specified statement can be accepted in any working day extremely in a relevant period of presentation of bonds to early repayment and should comprise all data specified in the List of owners and/or nominal debenture holders. According to item 5,tThe unit "Conditions and the order of early repayment" the present unit of the report.
2. For each of trenches of release the Period of presentation of bonds to early repayment is established. A date started of the Period of presentation of bonds to early repayment is 626-th calendar day from the date of the beginning of accommodation of bonds of a corresponding tranche.
Date closed of the Period of presentation of bonds to early repayment is 640-th calendar day from the date of the beginning of accommodation of bonds of a corresponding tranche.
3. From the moment of acceptance by the Depositary of the statement of owners or nominal holders on early repayment of bonds, any operations of owners with the bonds presented to early repayment, are not made, except for operations on their early repayment.
4. Not later the next 3 working days from the date of the ending of a relevant period of presentation of bonds to early repayment, the Depositary gives the Emitter and the payment agent the list of owners and/or the nominal bonds holders who have directed the statements on early repayment of bonds during a relevant period of presentation of bonds to early repayment. The specified list should include all data specified in the List of owners and/or nominal debenture holders according to item 5, the unit "Conditions and the order of early repayment" the present unit of the report.
5. The list of owners and/or nominal bonds holders should contain the following data:
** A full name of the person, authorized to receive the sums of repayment and incomes under bonds.*
In a case if bonds are transferred by the owner in nominal holding, and the nominal holder is authorized to reception of the sums of repayment and incomes under bonds, the full name of the nominal holder is underlined.
In a case if bonds have not been transferred in nominal holding and/or the nominal holder is not authorized by the owner to reception of the sums of repayment and incomes under bonds, the full name (First name, middle initial, last name the owner - for the natural person) the owner of bonds is underlined.
** Quantity belonging to an owner / nominal debenture holder on whom repayment and/or payment of incomes is made.*
** Legal, mailing addresses, contact phones of the person, authorized to receive the sums of repayment and incomes under bonds.*
** Essential elements of the bank account of the person, authorized to receive the sums of repayment and incomes under bonds.*
6. At early repayment of bonds payment of the saved up coupon income, the sum of extra income for date of fulfillment of early repayment of bonds of a corresponding tranche and the sum of the basic debt on them, considered under formulas is carried out.
Maintenance under bonds of release:
Maintenance is not stipulated.
The income under bonds of the release paid in accounting quarter:
Money resources: ***rubles.***
Other property equivalent: ***0 rubles.***
The income is paid after the coupon period
Other property rights and (or) other income: ***0 rubles.***

8.3.3. Data on releases, purchase funds under which securities are not executed (default)

Not executed purchase funds under securities **are not present.**

8.4. Data on the person (persons) given (given) maintenance under bonds of release

In connection with that bonds 1 and 2 releases are extinguished, data on the person given maintenance under bonds of release, **are not given.**

8.5. Conditions of maintenance of discharge of the obligation under bonds of release

See item 8.4.

8.6. Data on the organizations which are carrying out the account of the rights to the issue securities of the Emitter.

The registrar:
The name: ***JSC "Central Moscow Depositary" (JSC "CMD")***
The location: ***3, building B, Orlikov lane, Moscow, 107078***
Mailing address: ***34, building 8, B Pochtovaya str., Moscow, 105082***
Ph.: ***(095) 221-13-35;*** Fax: ***(095) 221-13-33***
E-mail: ***dre@mcd.ru***

The license:
Number of the license: ***10-000-1-00255*** Date of issue: ***13.09.2002***
Validity: ***it is not established***
The body which gave out the license: ***the Federal Commission on a securities market (Federal Commission on Securities) of Russia***

Date from which conducting the register of nominal securities of the Emitter is carried out by the specified registrar: ***22.08.2001***

8.7. Data on the acts regulating questions of import and export of capital which can affect dividend payout, interests and other payments to non-residents

In connection with absence of import and export of capital which can affect dividend payout, interests and other payments to non-residents, data on the acts regulating the given questions, **are not specified.**

8.8. The description of the tax assessment method of incomes under the placed and being in placing process issue securities of the Emitter

On the basis of the Tax code of the Russian Federation:

Article 214.1. Features of definition of tax base, calculation and discharge of tax on incomes on operations with securities and to operations with derivative instruments of forward business, the basic active on which are securities

(Was entered by the Federal Law of 30.05.2001 N 71-ФЗ)

1. At definition of tax base under incomes on operations with securities, including investment shares of investment fund and under operations with derivative instruments of forward business, a basic active on which securities are, the incomes received on the following operations are taken into account:

Sale and purchase of the securities addressing on the organized securities market;
Sale and purchase of the securities which are not addressing on the organized securities market;
With derivative instruments of forward business, a basic active on which securities are;
Sale and purchase investment shares of investment funds, including their repayment;

(beneficiary) being the natural person. (Point 1 in edition of the Federal Law of 29.05.2002 N 57-ФЗ) (see the text in the previous edition).

2. The tax base on each operation specified in point 1 of present article is determined separately with allowance for positions of present article.

Under derivative instruments of forward business, a basic active on which securities are, with a view of the present chapter future and optional transactions on the stock exchange are understood. Point 2 in edition of the Federal Law of 29.05.2002 N 57-ФЗ) (see the text in the previous edition).

3. The income (loss) on operations of sale and purchase of securities is determined as the sum of incomes on set of securities transactions of the corresponding category accomplished during the tax period, minus the sum of losses.

The income (loss) on operations of sale and purchase of securities, including investment shares of investment funds, is determined as the difference between the sums of incomes received from realization of securities, and documentary confirmed acquisition expenses, realization and storage of the securities, actually made by the tax bearer (including the charges compensated to the professional market participant of securities, the managing company which are carrying out confidential estate administration, making share investment fund), or the property deductions accepted in reduction of incomes of a purchase and sale transaction in the order, stipulated by the present point.

The specified charges include:

The sums paid to the seller according to the contract;

Payment of the services rendered by a depositary;

Commissions of deduction to professional market of securities participants, the discount, paid (compensated) to the managing company of share investment fund at sale (repayment) by the investor the investment share in the share investment fund, determined according to the order established by the legislation of the Russian Federation about investment funds;

Exchange gathering (commission);

Payment of services of the registrar;

Other charges directly linked with the purchase, sale and storage of the securities, made for the services rendered by professional market of securities participants within the framework of their professional work.

If the tax bearer has got securities into the property (including received on a gratuitous basis or with partial payment), at the taxation of incomes on operations of sale and purchase of securities in quality of documentary confirmed acquisition expenses (reception) of these securities the sums from which the tax has been estimated and paid at purchase (reception) of the given securities are taken into account also (the paragraph is entered by the Federal Law of 06.05.2003 N 51-ФЗ).

The income (loss) on operations of sale and purchase of the securities addressing on the organized securities market, decreases (increases) for the sum of the interests paid for using money resources, involved for settlement of a transaction of sale and purchase of securities, within the limits of the sums, designed proceeding from the current rate of refinancing of the Central bank of the Russian Federation.

On operations with the securities addressing on the organized securities market, the amount of the loss is determined with allowance for limiting border of fluctuations of a market price of securities.

To the securities addressing in the organized securities market, with a view of the present chapter the securities admitted to the manipulation at organizers of trade, having the license of the federal body which is carrying out regulation of a securities market concern.

Article 224. Tax rates

3. Налоговая ставка устанавливается в размере 30 процентов в отношении всех доходов, получаемых физическими лицами, не являющимися налоговыми резидентами Российской Федерации. (п. 3 в ред. Федерального закона от 06.08.2001 N 110-ФЗ) (см. текст в предыдущей редакции)
4. Налоговая ставка устанавливается в размере 9 процентов в отношении доходов от долевого участия в деятельности организаций, полученных в виде дивидендов. (п. 4 введен Федеральным законом от 06.08.2001 N 110-ФЗ)

Статья 284. Налоговые ставки
3. The tax rate is established at a rate of 30 percent concerning all incomes received by natural persons, not being tax residents of the Russian Federation. (point 3 in edition of the Federal Law of 06.08.2001 N 110-ФЗ) (see the text in the previous edition).
4. The tax rate is established at a rate of 9 percent concerning incomes of individual share in activity of the

Article 284. Tax rates

3. To the tax base determined under incomes, received as dividends, the following rates are applied:
1) 9 percent - under the incomes received as dividends from the Russian organizations by the Russian organizations and natural persons - tax residents of the Russian Federation;
2) 15 percent - under the incomes received as dividends from the Russian organizations by the foreign organizations, and also under the incomes received as dividends by the Russian organizations from the foreign organizations.

8.9. Data about declared (charged) and about the paid dividends under shares of the Emitter, and also about incomes under bonds of the Emitter

8.9.1. A category of shares: privilege Type of shares: *A*

The form of shares: ***nominal paperless***
Full name of category / type of shares: ***privilege type A***
Dividends under shares of the category (type):

The period: ***2000***
The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***annual General meeting of shareholders***
Date of carrying out of assembly: ***16.06.2001***
The term allocated for payment: ***60 days***
The size of the dividends charged on one share (rubles): ***0.0134***
Total sum of the dividends charged on the shares of the given category (type) (rubles): ***12,404,881***
Total sum of the dividends actually paid under shares of the given category (type) (rubles): ***12,391,847***

The period: ***2001***
The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***annual General meeting of shareholders***
Date of carrying out of assembly: ***31.05.2002***
The term allocated for payment: ***60 days***
The size of the dividends charged on one share (rubles): ***0.015***
Total sum of the dividends charged on the shares of the given category (type) (rubles): ***13,886,059***
Total sum of the dividends actually paid under shares of the given category (type) (rubles): ***12,932,866***

The period: ***2002***
The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***annual General meeting of shareholders***
Date of carrying out of assembly: ***07.06.2003***
The term allocated for payment: ***60 days***
The size of the dividends charged on one share (rubles):***0.012***
Total sum of the dividends charged on the shares of the given category (type) (rubles): ***11,110,847***
Total sum of the dividends actually paid under shares of the given category (type) (rubles): ***10,791,674***

The period: ***2003 г.***
The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***annual General meeting of shareholders***
Date of carrying out of assembly: ***25.05.2004***
The term allocated for payment: ***60 days***
The size of the dividends charged on one share (rubles): ***0.049***
Total sum of the dividends charged on the shares of the given category (type) (rubles): ***45,361,124.76***
Total sum of the dividends actually paid under shares of the given category (type) (rubles):
44 485 508.31
The amount of the charged dividends under shares of the given category (type), on which date of disbursement

The period: ***9 months of 2004 г.***
The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***Extraordinary shareholder's meeting in the form of correspondence voting***
Date of carrying out of assembly: ***17.12.2004***
The term allocated for payment: ***15 days***
The size of the dividends charged on one share (rubles): ***0.0419***
Total sum of the dividends charged on the shares of the given category (type) (rubles): ***38,788,391.89***
Total sum of the dividends actually paid under shares of the given category (type) (rubles): ***38,416,497.49***
The amount of the charged dividends under shares of the given category (type), on which date of disbursement has not begun yet (rubles): ***0***

The period: ***2004***
The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***annual General meeting of shareholders***
Date of carrying out of assembly: ***31.05.2005***
The term allocated for payment: ***60 days***
The size of the dividends charged on one share (rubles): ***0.0023591***
Total sum of the dividends charged on the shares of the given category (type) (rubles): ***2,183,906.76***
Total sum of the dividends actually paid under shares of the given category (type) (rubles): ***1,698,750.96***
The amount of the charged dividends under shares of the given category (type), on which date of disbursement has not begun yet (rubles): ***0***

8.9.2. Category of shares: common
The form of shares: ***nominal paperless***
Full name of category / type of shares: ***common***

Dividends under shares of the category (type):

The period: ***2000***
The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***annual General meeting of shareholders***
Date of carrying out of assembly: ***16.06.2001***
The term allocated for payment: ***60 days***
The size of the dividends charged on one share (rubles): ***0.0098***
Total sum of the dividends charged on the shares of the given category (type) (rubles): ***30,661,894***
Total sum of the dividends actually paid under shares of the given category (type) (rubles): ***30,625,920***

The period: ***2001***
The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***annual General meeting of shareholders***
Date of carrying out of assembly: ***31.05.2002***
The term allocated for payment: ***60 days***
The size of the dividends charged on one share (rubles): ***0.015***
Total sum of the dividends charged on the shares of the given category (type) (rubles): ***46,931,470***
Total sum of the dividends actually paid under shares of the given category (type) (rubles): ***45,922,038***

The period: ***2002***
The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***annual General meeting of shareholders***
Date of carrying out of assembly: ***07.06.2003***
The term allocated for payment: ***60 days***
The size of the dividends charged on one share (rubles): ***0.012***
Total sum of the dividends charged on the shares of the given category (type) (rubles): ***37,545,181.65***
Total sum of the dividends actually paid under shares of the given category (type) (rubles): ***37,341,361.44***

The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***annual General meeting of shareholders***
Date of carrying out of assembly: ***25.05.2004***
The term allocated for payment: ***60 days***
The size of the dividends charged on one share (rubles): ***0.0052***
Total sum of the dividends charged on the shares of the given category (type) (rubles): ***16,269,575.84***
Total sum of the dividends actually paid under shares of the given category (type) (rubles): ***16,194,418.87***
The amount of the charged dividends under shares of the given category (type), on which date of disbursement has not begun yet (rubles): ***0***

The period: ***9 months of 2004 г.***
The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***Extraordinary shareholder's meeting in the form of correspondence voting***
Date of carrying out of assembly: ***17.12.2004***
The term allocated for payment: ***15 days***
The size of the dividends charged on one share (rubles): ***0.0419***
Total sum of the dividends charged on the shares of the given category (type) (rubles): ***131 095 240.52***
Total sum of the dividends actually paid under shares of the given category (type) (rubles): ***130 940 681.74***
The amount of the charged dividends under shares of the given category (type), on which date of disbursement has not begun yet (rubles): ***0***

The period: ***2004***
The name of managerial body of the Emitter who has accepted the decision on dividend payout: ***annual General meeting of shareholders***
Date of carrying out of assembly: ***31.05.2005***
The term allocated for payment: ***60 days***
The size of the dividends charged on one share (rubles): ***0.00***
According to the decision of annual General meeting of shareholders, on results of 2004 the decision was accepted not to make dividends payable on the given category of shares for 2004 as on results of 9 months dividends have been paid in advance at a rate of 0,0419 rubles on 1 share.

8.10. Other data

Other data **are absent.**